Exhibit 99.1

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

ATTACHMENT: INDEPENDENT AUDITORS’ REPORT

INDEPENDENT AUDITORS’ REPORT

English Translation of Independent Auditors’ Report Originally Issued in Korean on March 6, 2015

To the Shareholders and the Board of Directors of

Woori Bank:

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Woori Bank and subsidiaries (the “Group”), which comprise the consolidated statements of financial position as of December 31, 2014 and 2013, respectively, and the consolidated statements of comprehensive income, consolidated statements of changes in stockholders’ equity and consolidated statements of cash flows, all expressed in Korean Won, for the years ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an audit opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Korean Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to fraud or error.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2014 and 2013, respectively, and their financial performance and their cash flows for the years then ended in accordance with K-IFRS.

Other Matters

The comparative consolidated financial statements of Woori Finance Holdings Co., Ltd. as of December 31, 2013 were audited in accordance with the former Korean Standards on Auditing (“KSAs”).

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

Emphasis of Matter

On November 1, 2014, Woori Bank (the “Bank”) merged with Woori Finance Holdings Co., Ltd. (the “Holding Company”), which had been a parent company of the Bank. The merger between the Bank and the Holding Company met the definition of the “business combination under common control”, and it did not result in any change of economic substance. Therefore, the comparative consolidated financial statements presented are the consolidated financial statements of the Holding Company as of and for the year ended December 31, 2013.

March 6, 2015

Notice to Readers

This report is effective as of March 6, 2015, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the consolidated financial statements and may result in modifications to the auditors’ report.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

The accompanying consolidated financial statements including all footnote disclosures were prepared by and are the responsibility of the Group.

Kwang Goo Lee

Chairman and Chief Executive Officer

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 AND 2013

	December 31, 2014	December 31, 2013
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	5,962,861	5,477,649
Financial assets at fair value through profit or loss (Notes 4,7,11,12,18 and 26)	4,554,180	4,806,197
Available-for-sale financial assets (Notes 4,8,11,12 and 18)	18,810,845	17,085,448
Held-to-maturity financial assets (Notes 4,9,11,12 and 18)	13,044,448	12,038,820
Loans and receivables (Notes 4,10,11,12,44 and 45)	223,370,135	211,912,373
Investments in joint ventures and associates (Note 13)	648,436	617,570
Investment properties (Note 14)	357,550	340,620
Premises and equipment (Notes 15,17 and 18)	2,501,102	2,536,441
Intangible assets and goodwill (Note 16)	295,728	268,926
Assets held for sale (Note 17)	8,013	587
Current tax assets (Note 42)	4,845	143,101
Deferred tax assets (Note 42)	257,858	155,256
Derivative assets (Notes 7,11,12 and 26)	196,061	131,410
Other assets (Notes 19 and 45)	145,157	178,886
Disposal group held for sale (Note 47)	—	34,684,805
Disposal group held for distribution to owners (Note 48)	—	50,312,293

Total assets	270,157,219	340,690,382

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4,11,12,20 and 26)	2,675,354	2,507,248
Deposits due to customers (Notes 4,11,21 and 45)	188,516,465	175,323,644
Borrowings (Notes 4,11,12 and 22)	17,707,595	18,231,511
Debentures (Notes 4,11 and 22)	24,795,904	21,677,674
Provisions (Notes 23 and 44)	692,009	684,799
Net defined benefit liability (Note 24)	75,591	71,602
Current tax liabilities (Note 42)	298,762	9,980
Deferred tax liabilities (Note 42)	21,757	49,105
Derivative liabilities (Notes 4,11,12 and 26)	—	1,785
Other financial liabilities (Notes 4,11,12 and 25)	16,889,687	19,914,947
Other liabilities (Notes 25 and 45)	390,670	411,278
Liabilities directly associated with disposal group held for sale (Note 47)	—	32,047,626
Liabilities directly associated with disposal group held for distribution to owners (Note 48)	—	46,882,414

Total liabilities	252,063,794	317,813,613

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 AND 2013 (CONTINUED)

	December 31, 2014	December 31, 2013
	(Korean Won in millions)
EQUITY
Owners’ equity:	17,983,501	17,847,633
Capital stock (Note 28)	3,381,392	4,030,077
Hybrid securities (Note 29)	2,538,823	498,407
Capital surplus (Note 28)	291,066	176,502
Other equity (Note 30)	(2,393,138)	(35,367)
Retained earnings (Notes 31and 32) (Regulatory reserve for credit loss as of December 31, 2014 and 2013 is 1,800,387 million Won and 1,685,623 million Won, respectively Unreserved regulatory reserve for credit loss as of December 31, 2014 and 2013 is nil Regulatory reserve for credit loss to be reserved (reversed) as of December 31, 2014 and 2013 is (-)44,245 million Won and 114,764 million Won, respectively Planned provision (reversal) of regulatory reserve for credit loss as of December 31, 2014 and 2013 is (-)44,245 million Won and 114,764 million Won, respectively)	14,165,358	13,112,690
Equity directly associated with disposal group held for sale (Note 30)	—	29,820
Equity directly associated with disposal group held for distribution to owners (Note 30)	—	35,504
Non-controlling interests	109,924	5,029,136

Total equity	18,093,425	22,876,769

Total liabilities and equity	270,157,219	340,690,382

See notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
	(Korean Won in millions, except for per share data)
Interest income	9,211,240	9,493,383
Interest expense	(4,718,222)	(5,001,361)

Net interest income (Notes 34 and 45)	4,493,018	4,492,022
Fees and commissions income	1,598,015	1,565,224
Fees and commissions expense	(681,000)	(638,723)

Net fees and commissions income (Notes 35 and 45)	917,015	926,501
Dividend income (Note 36)	96,812	87,641
Net gain on financial instruments at fair value through profit or loss (Note 37)	189,912	123,900
Net loss on available-for-sale financial assets (Note 38)	(68,924)	(85,242)
Impairment losses due to credit loss (Notes 39 and 45)	(1,096,940)	(2,277,260)
General and administrative expenses (Note 40)	(2,958,919)	(2,902,172)
Other net operating expenses (Notes 40 and 45)	(674,266)	(125,823)

Operating income	897,708	239,567
Share of losses of joint ventures and associates (Note 13)	(67,980)	(1,277)
Other net non-operating income	4,667	49,377

Non-operating income (loss)	(63,313)	48,100
Net income before income tax expense	834,395	287,667
Income tax expense (Note 42)	(288,195)	(35,096)

Net income from continuing operations	546,200	252,571
Net income (loss) from discontinued operations (Notes 47 and 48)	661,769	(966,006)

Net income (loss) (Net income after the provision(reversal) of regulatory reserve for credit loss for the years ended December 31, 2014 and 2013 are 1,252,214 million Won and (-)828,199 million Won, respectively) (Note 32)	1,207,969	(713,435)

Remeasurement of the net defined benefit liability	(51,650)	9,217

Items that will not be reclassified to profit or loss	(51,650)	9,217
Loss on available-for-sale financial assets	(75,586)	(50,953)
Share of other comprehensive loss of joint ventures and associates	(1,604)	(6,375)
Gain (loss) on foreign currency translation of foreign operations	48,393	(59,824)
Loss on valuation of cash flow hedge	(27,150)	(2,412)

Items that may be reclassified to profit or loss	(55,947)	(119,564)
Other comprehensive loss, net of tax	(107,597)	(110,347)
Total comprehensive income (loss)	1,100,372	(823,782)

Net income attributable to:
Net income (loss) attributable to owners	1,213,980	(537,688)
Income from continuing operations	435,289	162,011
Income (loss) from discontinued operations	778,691	(699,699)
Net loss attributable to non-controlling interests	(6,011)	(175,747)
Income from continuing operations	110,911	90,560
Loss from discontinued operations	(116,922)	(266,307)
Total comprehensive income attributable to:
Comprehensive income (loss) attributable to owners	1,192,191	(623,695)
Comprehensive loss attributable to non-controlling interests	(91,819)	(200,087)
Basic and diluted earnings (losses) from continuing and discontinued operations per share (In Korean Won) (Note 43)	1,621	(704)
Basic and diluted earnings from continuing operations per share (In Korean Won) (Note 43)	536	165

See notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2013	4,030,077	498,407	174,044	112,013	13,881,378	18,695,919	4,337,157	23,033,076
Net loss	—	—	—	—	(537,688)	(537,688)	(175,747)	(713,435)
Dividends	—	—	—	—	(201,503)	(201,503)	(21,319)	(222,822)
Changes in equities of consolidated subsidiaries	—	—	(259)	—	—	(259)	(280)	(539)
Changes in investments in consolidated subsidiaries	—	—	2,717	—	—	2,717	81,370	84,087
Loss on valuation of available-for-sale financial assets	—	—	—	(33,782)	—	(33,782)	(17,171)	(50,953)
Changes in equity of joint ventures and associates	—	—	—	(6,375)	—	(6,375)	—	(6,375)
Foreign currency translation of foreign operations	—	—	—	(51,999)	—	(51,999)	(7,825)	(59,824)
Cash flow hedge	—	—	—	(765)	—	(765)	(1,647)	(2,412)
Remeasurement of the net defined benefit liability	—	—	—	6,915	—	6,915	2,302	9,217
Changes in other equity	—	—	—	3,852	—	3,852	1,612	5,464
Amortization of consolidated subsidiaries’ stock discount	—	—	—	98	(98)	—	—	—
Dividends to hybrid securities	—	—	—	—	(29,399)	(29,399)	(154,869)	(184,268)
Issuance of hybrid securities in consolidated subsidiaries	—	—	—	—	—	—	985,553	985,553

December 31, 2013	4,030,077	498,407	176,502	29,957	13,112,690	17,847,633	5,029,136	22,876,769

January 1, 2014	4,030,077	498,407	176,502	29,957	13,112,690	17,847,633	5,029,136	22,876,769
Net income (loss)	—	—	—	—	1,213,980	1,213,980	(6,011)	1,207,969
Dividends	—	—	—	—	—	—	(8,042)	(8,042)
Changes due to the Spin-off	(648,685)	—	(68,106)	(2,238,228)	(110,405)	(3,065,424)	(286,564)	(3,351,988)
Merger between Woori Bank and Woori Finance Holdings	—	1,880,798	178,058	(178,060)	—	1,880,796	(1,880,798)	(2)
Merger between Indonesia Woori Bank and Saudara Bank	—	—	21,724	—	—	21,724	49,134	70,858
Changes in capital surplus of consolidated subsidiaries	—	—	(23)	—	—	(23)	572	549
Issuance of capital stocks in consolidated subsidiaries	—	—	(17,110)	—	—	(17,110)	17,391	281
Acquisition of treasury stock	—	—	—	(37,580)	—	(37,580)	—	(37,580)
Disposal of consolidated subsidiaries	—	—	—	—	—	—	(1,900,347)	(1,900,347)
Gain (loss) on valuation of available-for-sale financial assets	—	—	—	86,537	—	86,537	(97,181)	(10,644)
Changes in equity of joint ventures and associates	—	—	—	(2,974)	—	(2,974)	1,370	(1,604)
Foreign currency translation of foreign operations	—	—	—	28,856	—	28,856	19,537	48,393
Cash flow hedge	—	—	—	(18,220)	—	(18,220)	(8,851)	(27,071)
Remeasurement of the net defined benefit liability	—	—	—	(63,426)	(764)	(64,190)	(683)	(64,873)
Issuance of hybrid securities	—	159,618	—	—	—	159,618	—	159,618
Dividends to hybrid securities	—	—	—	—	(50,129)	(50,129)	(116,721)	(166,850)
Redemption of hybrid securities in consolidated subsidiaries	—	—	—	—	(1)	(1)	(702,994)	(702,995)
Changes in other equity	—	—	21	—	(13)	8	976	984

December 31, 2014	3,381,392	2,538,823	291,066	(2,393,138)	14,165,358	17,983,501	109,924	18,093,425

See notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
	(Korean Won in millions)
Cash flows from operating activities:
Net income (loss)	1,207,969	(713,435)
Adjustments:
Income tax expense	(145,981)	622,656
Interest income	(10,285,933)	(12,837,884)
Interest expense	5,207,289	6,622,744
Dividend income	(135,127)	(151,494)
Impairment losses due to credit loss	1,202,152	2,706,389
Loss on available-for-sale financial assets	93,639	95,729
Share of losses of investments in joint ventures and associates	123,038	43,488
Loss on foreign exchange translation	82,077	55,228
Loss on transaction of derivatives / valuation of derivatives	22,253	121,713
Loss on fair value hedged items	87,476	13,505
Provisions	81,073	85,732
Retirement benefits	132,768	167,910
Depreciation and amortization	247,216	300,453
Loss on disposal of investments in joint ventures and associates	1,788	4,946
Loss on disposal of premises and equipment and other assets	2,788	5,158
Impairment loss on premises and equipment and other assets	2,320	60,692
Impairment loss on assets held for sale	2,420	—
Impairment loss on disposal group held for sale and disposal group held for distribution to owners	7,728	833,766
Loss on disposal of disposal group held for sale	46,782	—
Gain on valuation of financial instruments at fair value through profit or loss	(34,830)	(43,058)
Share of profits of investments in joint ventures and associates	(55,674)	(64,005)
Gain on foreign exchange translation	(39,485)	(50,135)
Gain on transaction of derivatives / valuation of derivatives	(85,975)	(18,801)
Gain on fair value hedged items	(23,317)	(128,361)
Reversal of provisions	(744)	(10,972)
Gain on disposal of investments in joint ventures and associates	(31,899)	(19,974)
Gain on disposal of premises and equipment and other assets	(1,134)	(13,052)
Reversal of impairment loss on premises and equipment and other assets	(533)	(3,051)
Gain on disposal of group held for sale	(159,794)	—
Gain on disposal of assets held for sale	(1,039)	—
Reversal of impairment loss on assets held for sale	(337)	—
Reversal of impairment loss on disposal group held for sale and disposal group held for distribution to owners	(259)	—
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	1,547,502	2,413,710
Loans and receivables	(15,439,044)	(17,106,848)
Other assets	(92,867)	54,493
Deposits due to customers	14,052,504	9,705,237
Provision for guarantee and loan commitment	(106,780)	(98,270)
Net defined benefit liability	(276,638)	(158,487)
Other financial liabilities	(1,933,627)	(1,147,373)
Other liabilities	(16,183)	38,359
Cash received from (paid for) operating activities:
Interest income received	10,171,063	12,918,030
Interest expense paid	(5,210,976)	(6,974,736)
Dividends received	155,164	151,051
Income tax paid	(117,589)	(479,002)

Net cash used in operating activities	281,244	(2,997,949)

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013 (CONTINUED)

	2014	2013
	(Korean Won in millions)
Cash flows from investing activities:
Net cash provided by disposal of subsidiaries (Note 47)	1,193,584	—
Net cash provided by the merger of Saudara bank (Note 51)	81,100	—
Disposal of available-for-sale financial assets	26,865,684	26,449,831
Redemption of held-to-maturity financial assets	4,823,630	6,768,916
Disposal of investments in joint ventures and associates	235,778	106,438
Disposal of investment properties	—	6,583
Disposal of premises and equipment	36,364	18,478
Disposal of intangible assets	88,197	8,660
Disposal of assets held for sale	29,857	54,611
Net decrease of derivatives for risk hedge	—	14,632
Acquisition of available-for-sale financial assets	(28,527,400)	(29,152,120)
Acquisition of held-to-maturity financial assets	(5,658,655)	(4,250,044)
Acquisition of investments in joint ventures and associates	(67,431)	(144,644)
Acquisition of investment properties	(18)	(513)
Acquisition of premises and equipment	(140,639)	(159,437)
Acquisition of intangible assets	(86,910)	(107,092)
Acquisition of assets held for sale	—	(7,266)
Net increase of derivatives for risk hedge	(14,153)	—

Net cash used in investing activities	(1,141,012)	(392,967)

Cash flows from financing activities:
Net increase in borrowings	—	3,113,963
Issuance of debentures	18,229,052	10,501,447
Issuance of hybrid securities	159,618	—
Increase of paid in capital in subsidiaries	1,121	80,273
Issuance of hybrid securities in subsidiaries	—	985,553
Decrease due to the Spin-off	(792,949)	—
Net decrease in borrowings	(927,711)	—
Repayment of debentures	(15,448,663)	(10,084,216)
Dividends paid	—	(201,503)
Acquisition of treasury stock	(37,580)	—
Expenses on stock issued	(3)	—
Dividends paid on hybrid securities	(60,780)	(29,398)
Dividends paid on non-controlling interests	(8,042)	—
Dividends paid on hybrid securities of subsidiaries	(98,522)	(147,498)
Redemption of non-controlling hybrid securities	(702,995)	—
Other decrease in non-controlling interests, net	(1,119)	(38,643)

Net cash provided by financing activities	311,427	4,179,978

Net increase (decrease) in cash and cash equivalents	(548,341)	789,062
Cash and cash equivalents, beginning of the period	6,472,459	5,778,390
Effects of exchange rate changes on cash and cash equivalents	38,743	(94,993)

Cash and cash equivalents, end of the period	5,962,861	6,472,459

Cash and cash equivalents directly associated with disposal group held for sale	—	(303,202)
Cash and cash equivalents directly associated with disposal group held for distribution to owners	—	(691,608)

Cash and cash equivalents on consolidated statement of financial position	5,962,861	5,477,649

See notes to consolidated financial statements

WOORI BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1.	GENERAL

(1) Summary of the parent company

Woori Bank (hereinafter referred to the “Bank”), which is a controlling entity in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1110 – Consolidated Financial Statements, was established in 1899 and is engaged in the commercial banking business under the Banking Law, trust business under the Financial Investment Services and Capital Market Act, and foreign exchange business with approval from the Bank of Korea (“BOK”) and the Ministry of Finance and Economy (“MOFE”).

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange.

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger (the “Merger”) with and into Woori Bank, its wholly-owned subsidiary, as contemplated by the merger agreement (the “Merger Agreement”) dated July 28, 2014, by and between Woori Finance Holdings and Woori Bank. Pursuant to the Merger Agreement, for each outstanding common share of Woori Finance Holdings, one new common share of Woori Bank, par value 5,000 Korean Won, was issued to shareholders recorded in the shareholder register of Woori Finance Holdings. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of December 31, 2014, the common stock of the Bank amounts, expressed in Korean Won (the “KRW” or “million Won”), to 3,381,392 million Won. As Woori Finance Holdings was merged into the Bank, the Bank, which is the existing company, succeeded such rights and obligations as a listed company on Korea Exchange and New York Stock Exchange.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Co., Ltd., and Woori Finance Research Institute Co., Ltd. within its consolidation scope.

The head office of the Bank is located in 51, Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 993 branches and offices in Korea, and 21 branches and offices overseas as of December 31, 2014.

(2)	The consolidated financial statements for Woori Bank and its subsidiaries (the “Group”) include the following subsidiaries:

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2014	December 31, 2013
Woori Bank:	Finance
Kyongnam Bank (*1)	”	—	100.0
Kwangju Bank (*1)	”	—	100.0
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0
Woori F&I (*1)	Finance	—	100.0
Woori Investment &Securities (*1)	”	—	37.9
Woori Asset Management (*1)	”	—	100.0
Woori Private Equity Co., Ltd.	”	100.0	100.0
Woori Financial (*1)	”	—	52.0

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2014	December 31, 2013
Woori FG Savings Bank (*1)	Finance	—	100.0
Woori Finance Research Institute	Other service business	100.0	100.0
Woori Card Co., Ltd.	Finance	100.0	100.0
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0
Woori America Bank	Finance	100.0	100.0
Woori Global Market Asia Limited	”	100.0	100.0
Woori Bank (China) Limited	”	100.0	100.0
ZAO Woori Bank	”	100.0	100.0
PT. Bank Woori Indonesia (*6)	”	—	95.2
Indonesia Woori Saudara Bank (*6)	”	74.0	—
Woori Brazil Bank	”	100.0	100.0
Korea BTL Infrastructure Fund (*9)	”	99.9	100.0
Woori Fund Service Co., Ltd.	”	100.0	100.0
Woori Finance Cambodia (*10)	”	100.0	—
Kumho Trust First Co., Ltd. (*2)	Asset securitization	0.0	0.0
Asiana Saigon Inc. (*2)	”	0.0	0.0
An-Dong Raja First Co., Ltd. (*2)	”	0.0	0.0
Consus Eighth Co., LLC (*2)	”	0.0	0.0
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	”	15.0	15.0
Woori IB Global Bond Co., Ltd. (*2)	”	0.0	0.0
Hermes STX Co., Ltd. (*2)	”	0.0	0.0
BWL First Co., LLC (*2)	”	0.0	0.0
Woori Poongsan Co., Ltd. (*2)	”	0.0	0.0
Pyeongtaek Ocean Sand Inc. (*2)	”	0.0	0.0
W synergy First Co., Ltd. (*4)	”	—	0.0
Deogi Dream Fourth Co., Ltd. (*2)	”	0.0	0.0
Guam Emerald Ocean View Inc. (*4)	”	—	0.0
Jeonju Iwon Ltd. (*2)	”	0.0	0.0
Wonju I one Inc. (*2)	”	0.0	0.0
Newyear Eighth Co., Ltd. (*2)	”	0.0	—
Jilrian First Co., Ltd. (*2)	”	0.0	—
Heitz Third Co., Ltd. (*2)	”	0.0	0.0
Principle Guaranteed Trust (*3)	Trust	0.0	0.0
Principle and Interest Guaranteed Trust(*3)	”	0.0	0.0
Woori Bank and Woori Private Equity Co., Ltd.:
Woori Private Equity Fund (*8)(*11)	Other financial business	31.9	61.0
Woori Investment Bank Co., Ltd. (*7)	Other credit finance business	59.5	42.8
Kyongnam Bank:
Consus Sixth Co., LLC (*1)	Asset securitization	—	0.0
Principle Guaranteed Trust (*1)	Trust	—	0.0
Principle and Interest Guaranteed Trust (*1)	”	—	0.0
Kwangju Bank:
Hybrid First Specialty Inc. (*1)	Asset securitization	—	0.0
KAMCO Value Recreation Second Securitization Specialty Inc. (*1)	”	—	15.0
Principle Guaranteed Trust (*1)	Trust	—	0.0
Principle and Interest Guaranteed Trust (*1)	”	—	0.0
Woori F&I Co., Ltd.:
Woori AMC Co., Ltd. (*1)	Other financial business	—	100.0
Woori F&I Seventh Asset Securitization Specialty (*1)	Asset securitization	—	100.0
Woori F&I Tenth Asset Securitization Specialty (*1)	”	—	100.0
Woori F&I Thirteenth Asset Securitization Specialty (*1)	”	—	94.6
Woori SB Tenth Asset Securitization Specialty (*1)	”	—	50.0+1share

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2014	December 31, 2013
Woori F&I Sixteenth Asset Securitization Specialty (*1)	Asset securitization	—	100.0
Woori EA Third Asset Securitization Specialty (*1)	”	—	70.0
Woori EA Fifth Asset Securitization Specialty (*1)	”	—	70.0
Woori F&I Seventeenth Asset Securitization Specialty (*1)	”	—	100.0
Woori EA Eighth Asset Securitization Specialty (*1)	”	—	51.0
WR Investment America, LLC (*1)	Administration of NPL	—	100.0
Woori F&I Eighteenth Asset Securitization Specialty (*1)	Asset securitization	—	100.0
Woori EA Tenth Asset Securitization Specialty (*1)	”	—	51.0
Woori F&I Nineteenth Asset Securitization Specialty (*1)	”	—	100.0
Woori F&I Twentieth Asset Securitization Specialty (*1)	”	—	60.0
Woori F&I Twenty first Asset Securitization Specialty (*1)	”	—	100.0
Woori F&I Twenty second Asset Securitization Specialty (*1)	”	—	100.0
Woori F&I Twenty third Asset Securitization Specialty (*1)	”	—	100.0
Woori F&I Twenty fourth Asset Securitization Specialty (*1)	”	—	100.0
Woori F&I Twenty fifth Asset Securitization Specialty (*1)	”	—	100.0
Woori EA Twelfth Asset Securitization Specialty (*1)	”	—	70.0
Woori EA Thirteenth Asset Securitization Specialty (*1)	”	—	70.0
Woori EA Fourteenth Asset Securitization Specialty (*1)	”	—	70.0
Woori EA Fifteenth Asset Securitization Specialty (*1)	”	—	70.0
Woori EA Eighteenth Asset Securitization Specialty (*1)	”	—	67.0
Woori F&I Twenty sixth Asset Securitization Specialty (*1)	”	—	100.0
Woori F&I Twenty seventh Asset Securitization Specialty (*1)	”	—	100.0
Woori F&I Twenty eighth Asset Securitization Specialty (*1)	”	—	100.0
Woori F&I Twenty ninth Asset Securitization Specialty (*1)	”	—	100.0
Woori F&I Thirtieth Asset Securitization Specialty (*1)	”	—	100.0
Woori F&I Thirty first Asset Securitization Specialty (*1)	”	—	100.0
Woori F&I Thirty second Asset Securitization Specialty (*1)	”	—	100.0
Woori F&I Thirty third Asset Securitization Specialty (*1)	”	—	100.0
Woori F&I Thirty fourth Asset Securitization Specialty (*1)	”	—	100.0
Woori F&I Thirty fifth Asset Securitization Specialty (*1)	”	—	100.0
Woori F&I Thirty sixth Asset Securitization Specialty (*1)	”	—	100.0
Woori F&I Thirty seventh Asset Securitization Specialty (*1)	”	—	100.0
Woori F&I Thirty eighth Asset Securitization Specialty (*1)	”	—	100.0
Woori F&I Thirty ninth Asset Securitization Specialty (*1)	”	—	100.0
Woori F&I Fortieth Asset Securitization Specialty (*1)	”	—	100.0
FS 1312 Asset Securitization Specialty (*1)	”	—	100.0
Woori Investment & Securities Co., Ltd.:
Woori Futures Co., Ltd. (*1)	Futures trading	—	100.0
Woori Investment Asia PTE, Ltd. (*1)	Investments	—	100.0
Woori Absolute Global Opportunity Fund (*1)	Securities investments	—	100.0
LG Investments Holding B.V. (*1)	”	—	100.0
Woori Investment Securities (H.K.)Ltd. (*1)	Securities business	—	100.0
Woori Investment Securities Int’l Ltd. (*1)	Securities investments	—	100.0
Woori Investment Securities America, Inc. (*1)	”	—	100.0
Woori CBV Securities Corporation (*1)	Securities business	—	49.0
MARS Second Private Equity Fund (*1)	Other financial business	—	8.9
Woori Absolute Partners PTE, Ltd. (*1)	Securities investments	—	100.0
Woori Korindo Securities Indonesia (*1)	”	—	60.0
Woori Absolute Return Investment Strategies Fund (*1)	”	—	100.0
KoFC Woori Growth Champ Private Equity Fund (*1)	Other financial business	—	27.3
Woori Investment advisory Co., Ltd. (Beijing) (*1)	Securities investments	—	95.1
IBS eleventh Co., Ltd. (*1)	”	—	0.0
Alphen Rose Second Co., Ltd. (*1)	”	—	0.0

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2014	December 31, 2013
Principle Guaranteed Trust (*1)	Trust	—	0.0
Woori Private Equity Fund:
Woori EL Co., Ltd.	Other financial business	100.0	100.0
KoFC Woori Growth Champ Private Equity Fund:
Woori Giant First Co., Ltd. (*1)	Asset securitization	—	100.0
Woori Investment Bank:
HUB First Co., Ltd. (*4)	Asset securitization	—	0.0
HUB Second Co., Ltd. (*4)	Asset securitization	—	0.0
HUB Third Co., Ltd. (*4)	”	—	0.0
Two Eagles KIB LLC (*4)	Other service business	—	100.0
Woori Private Equity Co., Ltd. and TWO Eagles KIB LLC:
Two Eagles LLC (*4)	Other service business	—	55.0
Woori PE and My Asset Manhattan Private REIT First:
Sahn Eagles LLC (*4)	Other financial business	—	60.0
Woori Bank and Woori Investment Bank:
Woori CS Ocean Bridge 15th and 43 beneficiary certificates for the rest (*5)	Beneficiary certificates	—	—

(*1)	Deconsolidated through spin-off or disposal during the year ended December 31, 2014.
(*2)	The entity is a structured entity that is established for securitization of financial assets. It is determined that the Group controls the entity, even though the Group has less than 50% ownership of the entity, after considering facts and circumstances, such as the Group’s power over the entity’s related business activities, the Group’s exposure to variable returns from the its involvement with the entity, and the Group’s ability to affect the returns through its power over the entity.
(*3)	The entity is a money trust that was established in accordance with the Trust Business Act. It is determined that the Group controls the trust, even though the Group has less than 50% ownership of the trust, after considering facts and circumstances, such as the Group’s power over the trust’s related business activities, the Group’s exposure to variable returns from the its involvement with the trust, and the Group’s ability to affect the returns through its power over the trust.
(*4)	Deconsolidated through liquidation during the year ended December 31, 2014.
(*5)	The entity is a structured entity that is established for the purpose of investments in securities. It is determined that the Group controls the entity after considering facts and circumstances, such as the Group’s power over the entity’s related business activities, the Group’s exposure to variable returns from the its involvement with the entity, and the Group’s ability to affect the returns through its power over the entity.
(*6)	Indonesia Woori Bank, which was a subsidiary of the Bank, merged with Saudara Bank during the year ended December 31, 2014, and then changed its name into Indonesia Woori Saudara Bank.
(*7)	During the year ended December 31, 2014, the Group participated in the additional common stock issuance of Woori Investment Bank, and therefore its ownership ratio of the company has increased.
(*8)	During the year ended December 31, 2014, due to the spin-off or disposal of the subsidiaries, which was previously holding the shares of Woori Private Equity Fund, the Group’s ownership ratio of the company has decreased.
(*9)	During the year ended December 31, 2014, due to the change in Financial Investment Services and Capital Markets Act in Korea, new investors have participated in the company; as such the ownership ratio of the Bank has decreased.
(*10)	During the year ended December 31, 2014, the Group acquired over 50% ownership of the entity, and therefore the entity has been consolidated.
(*11)	The Group controls Woori Private Equity Fund as general partner; as such the company has been consolidated.

(3)	As of December 31, 2014, and 2013, despite having more than a 50% ownership stake, the Group has not consolidated the following companies as the Group do not have the ability to control following subsidiaries:

Companies	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investments	60.0
Heungkuk High Class Private Investment Trust 377th (*)	Korea	Securities investments	51.3

(*)	The Group owns the majority ownership of these SPEs, but has no power on the investees’ relevant activities. As a result, it is deemed that the Group has no control over the SPEs.

(4)	The summarized financial information before the elimination of intercompany transactions of the main subsidiaries whose financial information were prepared under K-IFRS for the Group’s consolidated financial statements is as follows (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2014
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS	246,580	211,671	289,485	(1,285)	(4,564)
Woori Private Equity	80,292	37,442	4,387	2,087	2,144
Woori Finance Research Institute	3,682	467	6,619	91	94
Woori Card	5,732,039	4,543,180	1,203,131	89,107	105,438
Woori Investment & Securities	1,001,542	861,209	84,282	4,536	8,642
Woori Credit Information	33,500	6,049	32,412	2,198	2,082
Woori America Bank	1,338,415	1,170,884	49,945	5,587	12,641
Indonesia Woori Saudara Bank	1,735,356	1,390,103	85,851	14,563	17,589
Woori Global Market Asia Limited	274,132	164,246	6,319	759	5,345
Woori Bank (China) Limited	3,844,399	3,397,735	205,273	8,887	26,980
ZAO Woori Bank	254,716	218,122	12,982	4,418	(18,193)
Woori Brazil Bank	164,282	131,319	18,468	1,647	(1,090)
Korea BTL Infrastructure Fund	669,818	262	35,136	31,750	31,750
Woori Fund Service	9,070	426	4,895	(415)	(415)
Woori Finance Cambodia	11,930	6,716	1,790	266	615
Money trust under the Trust Business Act	1,452,201	1,423,694	64,736	603	603
Structured entity for the securitization of financial assets	434,845	882,984	34,734	(22,798)	(100,951)
Security investments structured entity	3,789,630	800,013	69,543	22,465	45,040

	As of and for the year ended December 31, 2013
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Kyongnam Bank	31,714,227	29,453,944	1,698,639	130,181	126,871
Kwangju Bank	18,872,965	17,428,695	1,007,156	61,030	67,873
Woori FIS	332,223	294,588	311,660	(2,054)	(3,634)
Woori F&I	1,641,240	1,335,712	184,406	49,115	48,878
Woori Investment & Securities	29,981,804	26,534,352	4,027,395	47,975	14,508
Woori Asset Management	85,169	17,205	31,527	4,179	4,137
Woori Private Equity	89,945	49,135	5,008	1,776	1,691
Woori Financial	3,939,851	3,527,585	338,010	54,143	52,876
Woori FG Savings Bank	822,887	699,287	84,875	(33,515)	(32,644)
Woori Finance Research Institute	3,739	540	6,656	611	689
Woori Card	4,679,202	3,575,328	800,352	47,998	53,875
Woori Investment Bank	867,279	798,660	141,320	(96,649)	(95,596)
Woori Credit Information	31,414	5,037	35,154	1,912	2,118
Woori America Bank	1,228,163	1,073,273	48,707	27,939	24,532
Indonesia Woori Saudara Bank	666,804	526,192	350,165	20,896	(18,214)
Woori Global Market Asia Limited	184,475	79,933	7,276	2,291	1,150
Woori Bank (China) Limited	3,414,199	2,994,515	247,721	10,258	3,677
ZAO Woori Bank	201,035	146,248	11,722	3,037	(114)
Woori Brazil Bank	143,993	109,940	7,689	(127)	(4,522)
Korea BTL Infrastructure Fund	651,973	255	33,747	30,687	30,687
Woori Fund Service	2,694	532	5,035	(270)	(270)
Money trust under the Trust Business Act	1,389,082	1,361,177	51,640	(293)	(293)
Structured entity for the securitization of financial assets	573,737	1,053,530	41,619	(58,662)	(65,385)
Security investments structured entity	2,142,185	30,885	47,273	32,678	29,816

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

-	Structured entity for the securitization of financial assets

The structured entity is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through providing with credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

-	Security investments structured entity

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of fund to the structured entity, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

-	Money trust under the Trust Business Act

The Group provides with financial guarantee of principal and interest or principal only to some of its trust products. Due to the financial guarantees, the Group may be obliged to supplement when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

(6)	The details of the limitations with regard to the transfer of assets or the redemption of liabilities within the Group are provided below.

Some subsidiaries are regulated by the rules of the jurisdictions, in which they were incorporated, with regard to funding or management of deposits. Also, there is the limitation that they must have pre-approval from their regulators in case of remittance of earnings to the Bank.

(7)	The Group has entered into various agreements with structured entities such as asset securitization vehicles, structured finance and investment funds, and monetary funds. Where it is determined in accordance with K-IFRS 1110 that the Group has no controlling power over such structured entities, the entities are not consolidated. The nature of interests, which the Group retains, and the risks, to which the Group is exposed, of the unconsolidated structured entities are as follows:

The interests to unconsolidated structured entities, which the Group retains, are classified to asset securitization vehicles, structured finance and investment fund, based on the nature and the purpose of the structured entities.

Asset securitization vehicle issues asset-backed securities and redeems the principal and interest or distributes dividends on asset-backed securities with profits from collecting cash flows or sale of securitized assets. The Group, as a secondary guarantor, provides purchase commitments for its asset-backed securities or guarantees to such asset securitization vehicle and recognizes commission income or interest incomes related to the commitment or guarantees. As therefore, the Group would be exposed to risks to purchases or pays back asset-backed securities issued by the vehicles when a primary guarantor fails to provide the financing asset securitization vehicles.

Structured finance includes investments in project financing on real estates, social overhead capital (“SOC”), infrastructure and shipping finance. They are formed as special purpose entity by funding through equity investments and loans from various investors. Investment decisions are made by the Group based on business outlook of such projects. In relation to such investments, the Group recognizes interest incomes on loans, gains or losses on valuation of equity investments or dividend income. The structured finance is secured by additional funding agreement, guarantee or credit facilities. However, the structured financing project would fail to return the capital of equity investments or principal of loans to the Group if it is discontinued or did not achieve business outcome.

Investment funds include trusts and private equity funds. A trust is formed by contributions from various investors, operated by a manager engaged to the trust and distributed proceeds from sales of investments to the investors. A private equity fund is established in order to acquire ownership interests in a portfolio company with exit strategy after implementing financial and operational restructuring of the company. The Group recognizes unrealized gains or losses on change in value of investments in proposition of ownership interests in investments. The Group would be exposed to risks of loss when the value of portfolio investment is decreased.

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized as of and for the year ended December 31, 2014 and 2013 are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	8,701,441	39,770,040	7,174,629
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	613,105	2,484,397	926,993
Loans and receivables	185,946	2,293,115	—
Financial assets at fair value through profit or loss	190,303	—	—
Available-for-sale financial assets	—	153,606	586,035
Held-to-maturity financial assets	236,807	—	—
Investments in joint ventures and associates	—	—	340,958
Derivative assets	49	37,676	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	70,638	564	—
Other liabilities (including provisions)	70,638	564	—
The maximum exposure to risks	2,295,445	3,016,797	926,993
Investments	613,105	2,484,395	926,993
Purchase agreements	340,560	—	—
Credit facilities	1,341,780	470,590	—
Other agreements	—	61,812	—
Loss recognized on unconsolidated structured entities	—	6,661	36,961

	December 31, 2013
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	46,802,368	29,994,406	13,346,997
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	1,364,866	3,178,522	1,719,104
Loans and receivables	157,638	2,949,141	3,613
Financial assets at fair value through profit or loss	344,555	—	—
Available-for-sale financial assets	304,999	178,713	1,177,660
Held-to-maturity financial assets	557,579	—	—
Investments in joint ventures and associates	—	—	537,831
Derivative assets	95	50,668	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	19,622	1,321	12
Other liabilities (including provisions)	19,622	1,321	12
The maximum exposure to risks	3,637,323	3,931,181	1,780,019
Investments	1,364,772	3,127,854	1,719,105
Purchase agreements	799,180	—	—
Credit facilities	1,337,881	367,531	54,600
Other agreements	135,490	435,796	6,314
Loss recognized on unconsolidated structured entities	3,576	69,078	24,760

(8)	Subsidiaries of which non-controlling interests are significant to the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the period

	December 31, 2014	December 31, 2013
Woori Investment & Securities (*)	—	1,925,263
Woori Financial (*)	—	188,464
Woori Investment Bank	60,121	42,818
Indonesia Woori Saudara Bank	56,828	—
Korea BTL Infrastructure Fund	1,024	—

(*)	Deconsolidated due to the Group’s disposal of the subsidiary for the year ended December 31, 2014.

As at the end of 2013, the accumulated non-controlling interest from hybrid securities issued by the subsidiaries amounted to 2,870,356 million Won.

2)	Net income attributable to non-controlling interests

	For the year ended December 31, 2014	For the year ended December 31, 2013
Woori Investment & Securities (*)	(125,724)	(313,928)
Woori Financial (*)	—	28,925
Woori Investment Bank	2,215	(56,408)
Indonesia Woori Saudara Bank	702	—
Korea BTL Infrastructure Fund	48	—

(*)	Deconsolidated due to the Group’s disposal of the subsidiary for the year ended December 31, 2014.

For the years ended December 31, 2014 and 2013, the net income which was attributed to non-controlling interests due to hybrid securities issued by the subsidiaries amounted to 116,721 million Won and 154,869 million Won, respectively.

3)	Dividends to non-controlling interests

	For the year ended December 31, 2014	For the year ended December 31, 2013
Woori Investment & Securities (*)	8,029	15,115
Woori Financial (*)	—	6,084
Korea BTL Infrastructure Fund	13	—

(*)	Deconsolidated due to the Group’s disposal of the subsidiary for the year ended December 31, 2014.

4)	Change of non-controlling interest due to merger

Indonesia Woori Bank, which was a subsidiary of the Bank, merged with Saudara Bank during the year ended December 31, 2014, and then changed its name into Indonesia Woori Saudara Bank. Due to the merger, the Bank’s ownership ratio of the company decreased from 95.2% to 74.0%. At the same time, the non-controlling interests increased by 49,134 million Won, and the increase was recognized as the decrease of equity attributable to the owner of the Bank (Note 51).

2. SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

(1) Basis of presentation

The Group’s consolidated financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The significant accounting policies that have been applied for the preparation of the consolidated financial statements for the year ended on December 31, 2014 are described below, and the significant accounting policies are the same as the accounting policies applied for the preparation of the previous year’s consolidated financial statements, except the impacts from the adoptions of accounting standards or interpretations which are explained below.

The Group’s consolidated financial statements have been prepared based on the historical cost method except for specific non-current assets and certain financial assets or liabilities reported at fair value. The historical cost is generally measured by fair value of acquired assets.

The consolidated financial statements of the Group were approved by the board of directors on March 6, 2015.

1)	The Group has newly adopted the following new standards and interpretations that affected the Group’s accounting policies.

Amendments to K-IFRS 1032 – Financial Instruments: Presentation

The amendments to K-IFRS 1032 clarify the requirement for the offset presentation of financial assets and financial liabilities: the right to offset must not be conditional upon the occurrence of future events and can be exercised anytime during the contract periods. The right to offset is executable even in the case of default or insolvency. As the Group does not have any financial assets and financial liabilities that qualify for offset based on the criteria set out in the amendments and concluded that the application of the amendments has no significant impact on the Group’s consolidated financial statements.

Amendments to K-IFRS 1110, 1112, and 1027 – Investment Entities

Investment Entities introduced an exception to the principle in K-IFRS 1110 Consolidated financial statement that all subsidiaries shall be consolidated. The amendments define an investment entity and require a parent that is an investment entity to measure its investment in particular subsidiaries at fair value through profit or loss instead of consolidating those subsidiaries in its consolidated financial statements. Also, the new disclosure requirements for investment entities in accordance with the amendments of K-IFRS 1110 have been introduced by consequential amendments to K-IFRS 1112 Disclosure of Interests in Other Entities and K-IFRS 1027 Separate Financial Statements. The adoption of the amendments has no significant impact on the Group’s consolidated financial statements.

Amendments to K-IFRS 1036 – Impairment of Assets

The amendments introduced disclosure requirements of recoverable amount when the recoverable amount of an asset or CGU is measured at fair value less costs of disposal. The application of these amendments has no impact on the disclosure in the Group’s consolidated financial statements.

Amendments to K-IFRS 1039 – Financial Instruments: Recognition and Measurement

The amendments permits the Group to use hedge accounting when, as a consequence of laws or regulations or the introduction of laws or regulations, the original counterparty to the hedging instrument is replaced by a central counterparty or an entity which is acting as counterparty in order to effect clearing by a central counterparty. The adoption of the amendments has no significant impact on the consolidated financial statements.

Enactment of K-IFRS 2121 – Levies

The enactment defines that the obligating event giving rise to the recognition of a liability to pay a levy is the activity that triggers the payment of the levy in accordance with the related legislation. The enactment has no significant impact on the Group’s consolidated financial statements.

2) The Group has not applied the following K-IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1019 – Employee Benefits

If the amount of the contributions is independent from the numbers of years of service, the Group is permitted to recognize such contributions as a reduction in the service cost in the period in which the related service is rendered. The amendments are effective for the annual periods beginning on or after July 1, 2014. The Group anticipates that the amendments and enactments listed above may not have significant impact on the Group’s consolidated financial statements.

Amendments to K-IFRS 1016 – Property, plant and Equipment

The amendments to K-IFRS 1016 prohibit the Group from using a revenue-based depreciation method for items of property, plant and equipment. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Amendments to K-IFRS 1038 – Intangible Assets

The amendments to IAS 38 introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset unless the intangible asset is expressed as a measure of revenue, or it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated. The amendments are effective for the annual periods beginning on or after January 1, 2016.

Amendments to K-IFRS 1111 – Accounting for Acquisitions of Interests in Joint Operations

The amendments to K-IFRS 1111 provides guidance on how to account for the acquisition of joint operation that constitutes a business as defined in K-IFRS 1103 Business Combinations. A joint operator is also required to disclose the relevant information required by K-IFRS 1103 and other standards for business combinations. The amendments to K-IFRS 1111 are effective for the annual periods beginning on or after January 1, 2016.

Annual Improvements to K-IFRS 2010-2012

The amendments to K-IFRS 1102 Share-based payment (i) changes the definitions of ‘vesting condition’ and ‘market condition’; and (ii) add definition for ‘performance condition’ and ‘service condition’ which were previously included within the definition of ‘vesting condition’. The amendments to K-IFRS 1103 clarify the classification and measurement of the contingent consideration in business combination. The amendments to K-IFRS 1108 Operating Segments clarify that a reconciliation of the total of the reportable segments’ assets should only be provided if the segment assets are regularly provided to the chief operating decision maker. The amendments are effective for the annual periods beginning on or after July 1, 2014.

Annual Improvements to K-IFRS 2011-2013

The amendments to K-IFRS 1103 clarify the scope of the portfolio exception for measuring the fair values of the group of financial assets and financial liabilities on a net basis includes all contracts that are within the scope the standard does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself. The amendments to K-IFRS 1113 Fair values Measurements and K-IFRS 1040 Investment Properties exist and these amendments are effective to the annual periods beginning on or after July 1, 2014.

The Group is reviewing the impact from the amendments listed above on the Group’s consolidated financial statements.

(2)	Basis of consolidated financial statement presentation

The consolidated financial statements incorporate the financial statements of the Bank and entities (including structured entities) controlled by the Bank (and its subsidiaries, that is the Group). Control is achieved where the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, including:

•	The size of the Group’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders,

•	Potential voting rights held by the Group, other vote holders or other parties

•	Rights arising from other contractual arrangements

•	Any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary. Profit or loss and each component of other comprehensive income are attributed to the owner of the Group and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owner of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intra-group transactions and, related assets and liabilities, income and expenses are eliminated in full on consolidation.

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owner of the Group.

When the Group loses control of a subsidiary, a gain or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to profit or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1039 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

(3)	Business Combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in net income as incurred.

At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities that meet the condition for recognition under K-IFRS 1103 are recognized at their fair value, except that:

•	deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012 Income Taxes and K-IFRS 1019 Employee Benefits, respectively;

•	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with K-IFRS 1102 Share-based Payment at the acquisition date; and

•	non-current assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations are measured at the lower of their previous carrying amounts and fair value less costs to sell.

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill which is included in intangible assets.

If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in net income as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in another K-IFRS.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with K-IFRS 1039 Financial Instruments: Recognition and Measurement, or K-IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in net income. Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income where such treatment would be appropriate if that interest were disposed of.

In case where i) a common entity ultimately controls over all participating entities, or businesses, in business combination transaction, prior to and after the transaction continuously, and ii) the control is not temporary, the transaction meets the definition of “business combination under common control” and it is deemed that the transaction only results in the changes in legal substance, not economic substance, from the perspective of the ultimate controlling party. Thus, in such transactions, the acquirer recognizes the assets and liabilities of the acquiree on its financial statements at the book values as recognized in the ultimate controlling party’s consolidated financial statements, and the difference between the book value of consideration transferred to and the book value of net assets transferred in is recognized as equity.

(4)	Investments in joint ventures and associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in making decision on the financial and operating policy of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to net assets relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The net income of current period and the financial results of the joint ventures and associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in the joint ventures and associates is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the net assets of the joint ventures and associates and any impairment. When the Group’s share of losses of the joint ventures and associates exceeds the Group’s interest in the associate, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint ventures and associates.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint ventures and associates recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognized immediately in net income.

Upon a loss of significant influence over the joint ventures and associates, the Group discontinues the use of the equity method and measures at fair value of any investment that the Group retains in the former joint ventures and associates from the date when the Group loses significant influence. The fair value of the investment is regarded as its fair value on initial recognition as a financial asset in accordance with K-IFRS 1039 Financial Instruments; Recognition and Measurement. The Group recognized differences between the carrying amount and fair value in net income and it is included in determination of the gain or loss on disposal of joint ventures and associates. The Group accounts for all amounts recognized in other comprehensive income in relation to that joint ventures and associates on the same basis as would be required if the joint ventures and associates had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by an associate would be reclassified to net income on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to net income as a reclassification adjustment.

When the Group’s ownership of interest in an associate or a joint venture decreases but the Group continues to maintain significant influence over an associate or a joint venture, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that decrease in ownership interest if the gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities. Meanwhile, if interest on associate or joint venture meets the definition of non-current asset held for sale, it is accounted for in accordance with K-IFRS 1105.

The requirements of K-IFRS 1039 Financial Instruments: Recognition and Measurement to determine whether there has been a loss event are applied to identify whether it is necessary to recognize any impairment loss with respect to the Group’s investment in the joint ventures and associates. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

The Group continues to use the equity method when an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate. There is no remeasurement to fair value upon such changes in ownership interests.

When a subsidiary transacts with an associate or a joint venture of the Group, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Group.

(5)	Investment in Joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Group operates as a joint operator, it recognizes in relation to its interest in a joint operation:

(a)	its assets, including its share of any assets held jointly;

(b)	its liabilities, including its share of any liabilities incurred jointly;

(c)	its revenue from the sale of its share of the output arising from the joint operation;

(d)	its share of the revenue from the sale of the output by the joint operation; and

(e)	its expenses, including its share of any expenses incurred jointly.

The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a sale or contribution of assets, it is conducting the transaction with the other parties to the joint operation and, as such, the Group recognizes gains and losses resulting from such a transaction only to the extent of the other parties’ interests in the joint operation.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize its share of the gains and losses until it resells those assets to a third party.

(6)	Revenue recognition

1)	Interest income

Interest income is recognized when earned. Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity is determined using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial asset (or group of financial assets) and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that is an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

2)	Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest rate of loans, is accounted for deferred origination fees. Incremental cost related to the acquisition or disposal is accounted for deferred origination costs, and it is amortized on the effective interest method and included in interest revenues on loans.

3)	Fees and commissions income

Commitment and utilization fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to net income over the life of the facility otherwise they are deferred and included in the effective interest rate on the advance.

Fees in respect of services are recognized as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and determinable.

Credit card fees include commission received from merchants for processing credit card transaction and annual fees received from credit card holders. Revenue from the commission is accrued to net income when the service performed and annual fee is deferred and recognized as income over the period of the service provided.

4)	Trust fees and compensation related to trust accounts

The Group receives fees for its management of unconsolidated trust assets, which are recognized on an accrual basis when the management services are provided and earned. The Group also is entitled to receive performance-based fees for certain trust accounts. These performance-based fees are recognized at the end of the performance period. In addition, a certain trust account which the Group guarantees to repay the principals and minimum interests of the trust account to its beneficiaries shall be included in the consolidated financial statements. The Group recognizes incomes when earned and expenses when interests to be paid to beneficiaries are accrued.

(7)	Accounting for foreign currencies

The Group’s consolidated financial statements are presented in Korean Won, which is the functional currency of the Bank. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. Foreign exchange differences on monetary items that qualify as hedging instruments in a cash flow hedge or that form part of net investment in foreign operations are recognized in equity.

A monetary available-for-sale (“AFS”) financial asset is treated as if it were carried at amortized cost in the foreign currency. Accordingly, for such financial assets, exchange differences resulting from retranslating amortized cost are recognized in net income.

Non-monetary items denominated in foreign currencies that are stated at fair value are translated into Korean Won at foreign exchange rates at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognized in net income except for differences arising on non-monetary AFS financial assets, for example equity shares, which are included in the AFS reserve in equity unless the asset is the hedged item in a fair value hedge.

The Group identifies the most appropriate functional currency for each foreign operation based on the foreign operation’s activities. If Korean Won is not the foreign operation’s functional currency, its assets and liabilities, including goodwill and fair value adjustments arising on acquisition, are translated into Korean Won at foreign exchange rates at the end of each reporting date while the revenues and expenses are translated into Korean Won at average exchange rates for the period unless these do not approximate to the foreign exchange rates at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognized directly in equity and included in net income on its disposal.

(8)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, interest-earning deposits with original maturities of up to 90 days of acquisition date and highly liquid investment assets that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

(9)	Financial assets and financial liabilities

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade or settlement date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into held-for-trading, designated as at fair value through profit or loss (“FVTPL”), AFS financial assets, held-to-maturity (“HTM”) investments and loans and receivables.

Held-for-trading:

A financial asset is classified as held-for-trading if it is acquired principally for sale in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognized at fair value with transaction costs being recognized in net income. Subsequently they are measured at fair value. Gains and losses on held-for-trading financial assets are recognized in net income as they arise.

Designated as at FVTPL:

Financial assets may be designated as at FVTPL only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; (b) applies to a group of financial assets, financial liabilities or both, which is managed and performance is evaluated on a fair value basis; or (c) is related to a contract containing one or more embedded derivative that would be required to be separated from the host contract.

Financial assets designated by the Group on initial recognition as at FVTPL are recognized at fair value, with transaction costs recognized in net income, and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at FVTPL are recognized in net income as they arise.

AFS financial assets:

Financial assets that are not classified as HTM; held-for-trading; designated as at FVTPL; or loans and receivables, are classified as AFS. Financial assets can be designated as AFS on initial recognition. AFS financial assets are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as AFS financial assets. Impairment losses in monetary and non-monetary AFS financial assets and dividends on non-monetary financial assets are recognized in net income. Interest revenue on monetary financial assets is calculated using the effective interest method. Other changes in the fair value of AFS financial assets and any related tax are reported in a separate component of shareholders’ equity until disposal, when the cumulative gain or loss is recognized in net income.

HTM investments:

A financial asset may be classified as a HTM investment only if it has fixed or determinable payments, a fixed maturity, and the Group has the positive intention and ability to hold the financial asset to maturity. HTM investments are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses.

Loans and receivables:

Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables, except those that are classified as AFS or as held-for-trading, or designated as at FVTPL. Loans and receivables are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses. Interest income is recognized using the effective interest method, except for the short-term receivables to which the present value discount is not meaningful.

2)	Financial liabilities

On initial recognition financial liabilities are classified into held-for-trading; designated as at FVTPL; or amortized cost.

Held-for-trading:

A financial liability is classified as held-for-trading if it is incurred principally for repurchase in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognized at fair value with transaction costs being recognized in net income. Subsequently, they are measured at fair value. Gains and losses are recognized in net income as they arise.

Designated as at FVTPL:

Financial liabilities may be designated as at FVTPL only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; (b) applies to a group of financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract. Financial liabilities that the Group designates on initial recognition as being at FVTPL are recognized at fair value, with transaction costs being recognized in net income, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at FVTPL are recognized in net income as they arise.

Amortized cost:

All other financial liabilities are measured at amortized cost using the effective interest method.

3)	Reclassifications

Held-for-trading and AFS financial assets that meet the definition of loans and receivables (non-derivative financial assets with fixed or determinable payments that are not quoted in an active market) may be reclassified to loans and receivables if the Group has the intention and ability to hold the financial asset for the foreseeable future or until maturity. The Group typically regards the foreseeable future as twelve months from the date of reclassification. Reclassifications are made at fair value. This fair value becomes the asset’s new cost or amortized cost as appropriate. Gains and losses recognized up to the date of reclassification are not reversed.

4)	Derecognition of financial assets and liabilities

The Group derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulated gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

On derecognition of a financial assets other than in its entirety (e.g. when the Group retains an option to repurchase part of a transferred asset, or it retains a residual interest and such an retained interest indicates that the transferor has neither transferred nor retained substantially all the risks and rewards of ownership and has retained control of the transferred asset), the Group allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair value of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part that is no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in profit or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair value of those parts.

The Group derecognizes the financial liability, when Group’s obligations are discharged, canceled or expired. The difference between paid cost and the carrying amount of financial liabilities is recorded in profit or loss.

5)	Fair value of financial assets and liabilities

Financial instruments classified as held-for-trading or designated as at FVTPL and financial assets classified as AFS are recognized in the financial statements at fair value. All derivatives are measured at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in and orderly transaction between market participants at the measurement date. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. The Group characterizes active markets as those in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Where a financial instrument is not in active market characterized by low transaction volumes, price quotations which vary substantially among market participants, or in which minimal information is released publicly, fair values are established using valuation techniques rely on alternative market data or internally developed models using significant inputs that are generally readily observable from objective sources. Market data includes prices of financial instruments with similar maturities and characteristics, duration, interest rate yield curves, and measures of volatility. The amount determined to be fair value may incorporate the management of the Group’s own assumptions (including assumptions that the Group believes market participants would use in valuing the financial instruments and assumptions relating to appropriate risk adjustments for nonperformance and lack of marketability).

The valuation techniques used to estimate the fair value of the financial instruments include market approach and income approach, each of which involves a significant degree of judgment. Under the market approach, fair value is determined by reference to a recent transaction involving the financial instruments or by reference to observable valuation measures for comparable companies or assets.

Under the income approach, fair value is determined by converting future amounts (e.g., cash flows or earnings) to a single present amount (discounted) using current market expectations about the future amounts. In determining value under this approach, the Group makes assumptions regarding, among other things, revenues, operating income, depreciation and amortization, capital expenditures, income taxes, working capital needs, and terminal value of the financial investments. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data.

The following are descriptions of valuation methodologies used by the Group to measure various financial instruments at fair value.

Financial assets at FVTPL and AFS financial assets:

The fair value of the securities included in financial assets at FVTPL and AFS financial assets are recognized in the consolidated statements of financial position based on quoted market prices, where available. For debt securities traded in the OTC market, the Group generally determines fair value based on prices obtained from independent pricing services. Specifically, with respect to independent pricing services, the Group obtains three prices per instrument from reputable independent pricing services in Korea, such as Korea Asset Pricing (an affiliate of Fitch Ratings), KIS Pricing (an affiliate of Moody’s Investors Service) and NICE Pricing Service, and generally uses the lowest of the prices obtained from such services without further adjustment. For non-marketable equity securities, the Group obtains prices from Korea Asset Pricing. The Group validates prices received from such independent pricing services using a variety of means, including verification of the qualification of the independent pricing services, corroboration of the pricing by comparing the prices among the independent pricing services and by reference to other available market data, and review of the pricing model and assumptions used by the independent pricing services by the Group’s personnel who are familiar with market-related conditions.

Derivative assets and liabilities:

Quoted market prices are used for the Group’s exchange-traded derivatives, such as certain interest rate futures and option contracts. All of the Group’s derivatives are traded in OTC markets where quoted market prices are not readily available are valued using internal valuation techniques. Valuation techniques and inputs to internally developed models depend on the type of derivative and nature of the underlying rate, price or index upon which the derivative’s value is based. If the model inputs for certain derivatives are not observable in a liquid market, significant judgments on the level of inputs used for valuation techniques are required.

Valuation Adjustments:

By using derivatives, the Group is exposed to credit risk if counterparties to the derivative contracts do not perform as expected. If counterparty fails to perform, counterparty credit risk is equal to the amount reported as a derivative asset in the consolidated statements of financial position. The amounts reported as a derivative asset are derivative contracts in a gain position. Few of the Group’s derivatives are listed on an exchange. The majority of derivative positions are valued using internally developed models that use as their basis observable market inputs. Therefore, an adjustment is necessary to reflect the credit quality of each counterparty to arrive at fair value. Counterparty credit risk adjustments are applied to derivative assets, such as OTC derivative instruments, when the market inputs used in valuation models may not be indicative of the creditworthiness of the counterparty. Adjustments are also made when valuing financial liabilities to reflect the Group’s own credit standing.

The adjustment is based on probability of default of a counterparty and loss given default. The adjustment also takes into account contractual factors designed to reduce the Group’s credit exposure to each counterparty. To the extent derivative assets (liabilities) are subject to master netting arrangements, the exposure used to calculate the credit risk adjustment is net of derivatives in a loss (gain) position with the same counterparty and cash collateral received (paid).

6)	Impairment of the financial assets

The Group assesses at the end of each reporting date whether there is any objective evidence that a financial asset or group of financial assets classified as AFS, HTM or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence of impairment as result of one or more events that occurred after the initial recognition asset and that event (or events) has an impact on the estimated future cash flows of the financial asset.

Financial assets carried at amortized cost:

If there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as HTM investments or as loans and receivables has been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition. For collateralized loans and receivables, estimated future cash flows include cash flows that may result from foreclosure less the costs of obtaining and selling the collateral.

Impairment losses are assessed individually for financial assets that are individually significant and assessed either individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of observable data, to reflect current conditions not affecting the period of historical experience.

Impairment losses are recognized in net income and the carrying amount of the financial asset or group of financial assets reduced by establishing a provision for impairment losses. If, in a subsequent period, the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognized, the previously recognized loss is reversed by adjusting the provision. Once an impairment loss has been recognized on a financial asset or group of financial assets, interest income is recognized on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

It is not the Group’s usual practice to write-off the asset at the time an impairment loss is recognized. Impaired loans and receivables are written off (i.e. the impairment provision is applied in writing down the loan’s carrying value in full) when the Group concludes that there is no longer any realistic prospect of recovery of part or the entire loan. Amounts recovered after a loan has been written off are reflected to the provision for the period in which they are received.

Financial assets carried at fair value:

When a decline in the fair value of a financial asset classified as AFS has been recognized directly in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss is removed from other comprehensive income and recognized in net income. The loss is measured as the difference between the amortized cost of the financial asset and its current fair value. Impairment losses on AFS equity instruments are not reversed through net income, but those on AFS debt instruments are reversed, if there is a decrease in the cumulative impairment loss that is objectively related to a subsequent event.

(10)	Offsetting financial instruments

Financial assets and liabilities are presented in net in the consolidated statements of financial position when the Group has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(11)	Investment properties

The Group classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the respective assets’ estimated useful lives using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any change in estimate accounted for on a prospective basis.

An investment property is derecognized from the consolidated financial statements on disposal or when it is permanently withdrawn from use and no future economic benefits are expected even from its disposal. The gain or loss on derecognition of an investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the property and is recognized in profit or loss in the period of the derecognition.

(12)	Premises and equipment

Premises and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs to replace part of the premises and equipment are recognized in carrying amount of an asset or as an asset if it is probable that the future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other premises and equipment, depreciation is charged to net income on a straight-line basis on the estimated economic useful lives as follows:

Useful life
Buildings used for business purpose	35 to 57 years
Structures in leased office	4 to 5 years
Properties for business purpose	4 to 5 years
Leased assets	Useful lives of the same kind or similar other premises and equipment

The Group reassesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a fixed asset exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(13)	Intangible assets and goodwill

Intangible assets are stated at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Group’s software and industrial property right (trademark) are amortized over five years using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

Useful life
Patents	10 years
Development costs	5 years
Software and others	4 to 5 years

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount immediately.

Goodwill acquired in a business combination is included in intangible assets. Goodwill is not amortized but tested for impairment annually to the extent of reporting unit and when there is any indication of impairment.

Goodwill acquired is allocated to each of the Group’s cash-generating units (“CGU”) expected to benefit from the synergies of the combination. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the CGU may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU on a pro-rata basis based on the carrying amount of each asset in the CGU. Any impairment loss for goodwill is recognized directly in net income in the consolidated statements of comprehensive income. An impairment loss recognized for goodwill is not reversed in subsequent periods.

(14)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists. The Group estimates the recoverable amount. Recoverable amount is the higher of value in use and net fair value less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(15)	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

1)	As a lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Group’s net investment in the leases being the minimum lease payments and any unguaranteed residual value discount interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term. Operating lease assets are included within premise and equipment and depreciated over their useful lives.

2)	As a lessee

Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statements of financial position as a finance lease obligation. Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Contingent rentals arising under finance leases are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as expenses in the period in which they are incurred.

(16)	Derivative instruments

Derivative instruments are classified as forward, futures, option, and swap, depending on the types of transactions and are classified as either trading or hedging if they are qualified for hedge accounting. Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument.

A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is measured at fair value with changes in fair value recognized in net income.

The Group designates certain hedging instruments to (a) hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge); (b) hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction (cash flow hedge); and (c) hedge of a net investment in a foreign operation.

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

1)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recognized in net income immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Hedge accounting is discontinued when the Group revokes the hedging relationship or when the hedging instrument is no longer qualified for hedge accounting. The fair value adjustment to the carrying amount of the hedged item is amortized to net income from that date to maturity using the effective interest method.

2)	Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in net income. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net income when the hedged item is recognized in net income.

Hedge accounting is discontinued when the hedging instrument is expired or sold, or it is no longer qualified for hedge accounting, and any cumulative gain or loss in other comprehensive income remains in equity until the forecast transaction is ultimately recognized in net income. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in net income.

3)	Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. The effective portion of changes in the fair value of the hedging instrument is recognized in equity while the ineffective portion is recognized immediately in net income. The cumulated gain and loss in other comprehensive income is reclassified from equity to profit or loss on the disposal or partial disposal of the foreign operations.

(17)	Assets (or Disposal group) held for sale

The Group classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this, the non-current asset (or disposal group) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and its sale must be highly probable. For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group), and an active programme to locate a buyer and complete the plan must have been initiated. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

When the Group is committed to a sale plan involving disposal of an investment, or a portion of an investment, in an associate or joint venture, the investment or the portion of the investment that will be disposed of is classified as held for sale when the criteria described above are met, and the Group discontinues the use of the equity method in relation to the portion that is classified a held for sale. Any retained portion of an investment in an associate or a joint venture that has not been classified as held for sale continues to be accounted for using the equity method. The Group discontinues the use of the equity method at the time of disposal when the disposal results in the Group losing significant influence over the associate or joint venture.

After the disposal takes place, the Group accounts for any retained interest in the associate or joint venture in accordance with K-IFRS 1039 Financial Instruments: Recognition and Measurement unless the retained interest continues to be an associate or a joint venture, in which case the Group uses the equity method.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(18)	Disposal group held for distribution to owners

A disposal group is classified as held for distribution to owners when the Group is committed to distribute the disposal group to the owners. For this to be the case the assets must be available for immediate distribution in their present condition and the distribution must be highly probable. For the distribution to be highly probable, actions to complete the distribution must have been initiated and should be expected to be completed within one year from the date of classification.

When a subsidiary is determined as held for distribution to owners and that will result in the loss of control, all the assets and liabilities of the subsidiary shall be classified as held for distribution to owners regardless of retaining the non-controlling interest of the subsidiary.

The Group measures disposal group classified as held for distribution to owners at the lower of its carrying amount and fair value less costs to distribute.

(19)	Provisions

The Group recognizes provision if it has a present or contractual obligations as a result of the past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount of the obligation is reliably estimated. Provision is not recognized for the future operating losses.

The Group recognizes provision related to the unused portion of point rewards earned by credit card customers, payment guarantees, loan commitment and litigations. Where the Group is required to restore a leased property that is used as a branch, to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities is recognized as an asset retirement obligation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(20)	Capital and compound financial instruments

The Group classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavorable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial liabilities or equity as appropriate.

The Group recognizes common stock as equity and redeemable preferred stocks as a liability. Direct expenses related to the issuance of new shares or options are recognized as a deduction from equity, net of any tax effects.

If the Group reacquires its own equity instruments, those instruments (“treasury shares”) are presented as a deduction from total equity. The gain or loss on the purchase, sale, issue, or cancellation of treasury shares is not recognized in net income but recognized directly in equity.

(21)	Financial guarantee contracts

Under a financial guarantee contract, the Group, in return for a fee, undertakes to meet a customer’s obligations under the terms of a debt instrument if the customer fails to do so.

A financial guarantee is recognized as a liability; initially at fair value and, if not designated as at FVTPL, subsequently at the higher of its initial value less cumulative amortization and any provision under the contract measured in accordance with provision policy. Amortization is calculated so as to recognize fees receivable in net income over the period of the guarantee.

(22)	Employee benefits and pensions

The Group recognizes the undiscounted amount of short-term employee benefits expecting payment in exchange for the services, when employee renders services. Also, the Group recognizes expenses and liabilities in the case of accumulating compensated absences, when the employees render service that increases their entitlement to future compensated absences. Though the Group may have no legal obligation to pay a bonus, considering some cases, the Group has a practice of paying bonuses. In such cases, the Group has a constructive obligation, and thus recognizes expenses and liabilities when the employees render service.

The Group is operating defined contribution retirement pension plans and defined benefit retirement pension plans. Contributions to defined contribution retirement pension plans are recognized as an expense when employees have rendered service entitling them to the contributions. For defined benefit retirement pension plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income), and remeasurement.

The Group presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either 1) when the Group has become not able to cancel its proposal for termination benefits, or 2) when the Group has recognized the cost of restructuring that accompanies the payment of termination benefits.

(23)	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Current income tax expense approximates taxes to be paid or refunded for the current period and deferred income tax expense is provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, including operating losses and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is then recognized for the change in deferred tax assets or liabilities between periods. Deferred tax assets and liabilities are measured at the tax rates on the date of enactment or substantive enactment that are expected to apply in the period in which the liability is settled or the asset realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset if, and only if the Group has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred liabilities are not recognized if the temporary difference arises from goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively.

(24)	Earnings per share (“EPS”)

Basic EPS is calculated by earnings subtracting the dividends paid to holders of preferred stock and hybrid securities from the net income attributable to ordinary shareholders from the statements of comprehensive income and dividing by the weighted average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

3. SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continually evaluated and are based on historical experiences and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions. The accounting estimates and assumptions, which involve potential significant risks that may materially impact the book values of assets and liabilities on the Group’s consolidated financial statements, are as follows:

(1)	Impairment of goodwill

The Group performs goodwill impairment test annually, or whenever there is any indicator that CGU may have been impaired. Determining whether goodwill is impaired requires an estimation of the value in use of the CGU to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value.

(2)	Income taxes

The Group is subject to income taxes in numerous jurisdictions, which requires significant judgment in determining realization of deferred tax. Actual tax payment may be different from the provision estimate and such difference may affect the income tax expense. There are various transactions and calculations for which the ultimate tax determination is uncertain. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted operating results, which are based on historical financial performance. In the event the Group was to determine that it would be able to realize its deferred income tax assets in the future at an amount different than their net recorded amount, the Group would make an adjustment to the provision for income taxes at such time.

(3)	Valuation of Financial Instruments

Financial instruments classified as held-for trading or designated as at FVTPL and financial instruments classified as AFS are recognized in the financial statements at fair value. All derivatives are measured at fair value. Financial instruments, which are not traded in active market will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks. The fair value of those assets is established by using valuation techniques.

As described in the significant accounting policies in Note 2-(9)-5), ‘ Fair value of financial assets and liabilities’, a range of valuation techniques, which include market approach and income approach and internally developed models that incorporate various types of assumptions and variables, are used to determine the fair value of financial instruments.

(4)	Impairment of loan and receivables

Impairment loss for loan and receivables carried at amortized cost is measured as the difference between such assets’ carrying value and the present value of estimated recoverable cash flows (not include any future loss events that have not occurred) discounted by using the initial effective interest rate. After initial recognition, when the estimated cash flow of the financial asset is affected by one or more loss events, it is determined that the financial asset is impaired.

The objective evidences that a financial asset is impaired incorporate below loss events:

1)	Financial assets that are individually significant

•	Past due

•	Debt restructuring

•	Possible state of debtor’s bankruptcy or liquidation

•	Occurrence of significant impairment on securities

•	Breach of limit or debt covenant

•	Deterioration of operating performance

2)	Financial assets that are not individually significant

•	Repayment status of debtor or observable macro-economic indexes

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual evaluation of impairment), and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective evaluation of impairment).

There are two components to the Group’s loan impairment provisions (individual and collective).

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of debtor and net realizable value of any collateral held and the timing of anticipated receipts.

Collective assessment of impairment losses are established on a portfolio basis using the methodology based on historical loss experience. The methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective evaluation of impairment. Such methodology incorporates factors such as type of product and debtors, credit rating, portfolio size, loss emergence period and recovery period and applies probability of default on each assets (or pool of assets) and loss given default by type of collateral. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

(5)	Defined benefit plan

The Group operates defined benefit retirement pension plans. Defined benefit retirement pension plans are measured through actuarial valuation and the Group estimates discount rate, future wage growth rate, mortality ratio to produce actuarial valuation. Defined benefit retirement pension plans contain significant uncertainty in these estimates due to its long-term characteristic.

(6)	Valuation of disposal group held for distribution to owners.

The Group measured fair value of disposal group held for distribution to owners by the chosen valuation techniques and assumptions as described in Note 48. The Group believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of the disposal group held for distribution to owners.

4. RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks. The Group is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks.

The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting. The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the avoidance of concentration on capital at risk and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goals of credit risk management are to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Loans and receivables:
Korean treasury and government agencies	15,171,424	14,872,194
Banks	18,063,113	21,881,697
Corporates	86,476,378	84,596,916
Consumers	103,659,220	90,561,566

Sub-total	223,370,135	211,912,373

Financial assets at fair value through profit or loss (“FVTPL”):
Deposits indexed to gold prices	13,816	9,299
Debt securities held for trading	2,248,619	2,235,880
Designated at FVTPL	—	2,676
Derivative assets for trading	2,111,467	2,184,431

Sub-total	4,373,902	4,432,286

Available-for-sale (“AFS”) debt securities	13,929,502	12,404,693
Held-to-maturity (“HTM”) securities	13,044,448	12,038,820
Derivative assets for hedging	196,061	131,410
Off-balance sheet items (*):
Guarantees	18,027,919	22,800,853
Loan commitments	89,637,659	90,728,033

Sub-total	107,665,578	113,528,886

Total	362,579,626	354,448,468

(*)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.
a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2014
	Korea	China	USA	UK	Japan	Others (*1)	Total
Loans and receivables	212,449,592	2,816,702	2,077,362	529,898	231,580	5,265,001	223,370,135
Financial assets at FVTPL (*2)	2,248,619	—	—	13,816	—	—	2,262,435
AFS debt securities	13,630,602	21,713	83,817	—	—	193,370	13,929,502
HTM securities	12,988,233	—	20,578	—	—	35,637	13,044,448
Off-balance sheet items	105,379,926	810,798	109,327	30,682	22,116	1,312,729	107,665,578

Total	346,696,972	3,649,213	2,291,084	574,396	253,696	6,806,737	360,272,098

	December 31, 2013
	Korea	China	USA	UK	Japan	Others (*1)	Total
Loans and receivables	203,301,096	2,441,585	1,828,229	547,221	457,539	3,336,703	211,912,373
Financial assets at FVTPL (*2)	2,238,555	—	—	9,300	—	—	2,247,855
AFS debt securities	12,176,165	34,051	96,030	—	—	98,447	12,404,693
HTM securities	12,016,036	—	10,048	—	—	12,736	12,038,820
Off-balance sheet items (*3)	111,146,808	581,961	82,389	9,952	27,864	1,679,912	113,528,886

Total	340,878,660	3,057,597	2,016,696	566,473	485,403	5,127,798	352,132,627

(*1)	Others consist of financial assets in Vietnam, Panama and European countries.
(*2)	Financial assets at FVTPL comprise gold banking assets and debt securities held for trading.
(*3)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	December 31, 2014
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	46,360,779	34,440,991	33,001,223	4,934,866	95,561,400	9,070,876	223,370,135
Financial assets at FVTPL (*1)	—	—	1,173,672	6,025	—	1,082,738	2,262,435
AFS debt securities	908,885	86,239	8,496,984	10,000	—	4,427,394	13,929,502
HTM securities	1,802,707	—	7,011,702	473,133	—	3,756,906	13,044,448
Off-balance sheet items	18,327,049	35,325,448	14,611,613	5,822,769	27,890,865	5,687,834	107,665,578

Total	67,399,420	69,852,678	64,295,194	11,246,793	123,452,265	24,025,748	360,272,098

	December 31, 2013
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	43,027,515	36,041,492	36,069,888	5,623,901	84,046,353	7,103,224	211,912,373
Financial assets at FVTPL (*1)	41,000	18,158	1,120,228	12,652	—	1,055,817	2,247,855
AFS debt securities	721,369	20,272	7,955,483	51,389	—	3,656,180	12,404,693
HTM securities	1,217,386	—	5,175,848	498,025	—	5,147,561	12,038,820
Off-balance sheet items (*2)	16,896,597	37,487,291	11,046,293	5,644,958	26,388,435	16,065,312	113,528,886

Total	61,903,867	73,567,213	61,367,740	11,830,925	110,434,788	33,028,094	352,132,627

(*1)	Financial assets at FVTPL comprise gold banking assets and debt securities held-for trading.
(*2)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

3) Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition are as follows (Unit: Korean Won in millions):

	December 31, 2014
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	15,175,161	18,073,440	47,346,422	30,217,255	7,070,507	84,634,184	102,348,847	220,231,632
Loans and receivables overdue but not impaired	—	—	59,501	116,155	44,230	219,886	1,130,426	1,350,312
Impaired loans and receivables	—	—	2,697,017	693,965	621,039	4,012,021	730,076	4,742,097

Gross loans and receivables	15,175,161	18,073,440	50,102,940	31,027,375	7,735,776	88,866,091	104,209,349	226,324,041

Allowance for credit losses	3,737	10,327	1,513,561	720,397	155,755	2,389,713	550,129	2,953,906

Total, net	15,171,424	18,063,113	48,589,379	30,306,978	7,580,021	86,476,378	103,659,220	223,370,135

	December 31, 2013
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	14,869,648	21,921,676	49,104,458	28,001,139	5,504,083	82,609,680	88,953,950	208,354,954
Loans and receivables overdue but not impaired	7,283	1,308	168,958	177,461	—	346,419	1,332,874	1,687,884
Impaired loans and receivables	16	—	3,316,464	720,569	716,515	4,753,548	763,603	5,517,167

Gross loans and receivables	14,876,947	21,922,984	52,589,880	28,899,169	6,220,598	87,709,647	91,050,427	215,560,005

Allowance for credit losses	4,753	41,287	2,172,271	644,967	295,493	3,112,731	488,861	3,647,632

Total, net	14,872,194	21,881,697	50,417,609	28,254,202	5,925,105	84,596,916	90,561,566	211,912,373

a)	Credit quality of loans and receivables

The Group manages credit quality of its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	December 31, 2014
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	15,171,424	18,063,113	33,452,114	11,982,008	4,395,653	49,829,775	97,539,727	180,604,039
Lower grade (*2)	—	—	13,543,336	17,878,446	2,626,124	34,047,906	4,630,874	38,678,780

Total	15,171,424	18,063,113	46,995,450	29,860,454	7,021,777	83,877,681	102,170,601	219,282,819

Value of collateral	814	378,858	16,429,701	23,260,308	3,862,733	43,552,742	81,571,671	125,504,085

	December 31, 2013
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	14,864,038	21,879,940	35,057,014	9,311,697	3,992,583	48,361,294	83,676,603	168,781,875
Lower grade (*2)	890	454	13,399,524	18,376,965	1,440,708	33,217,197	5,089,040	38,307,581

Total	14,864,928	21,880,394	48,456,538	27,688,662	5,433,291	81,578,491	88,765,643	207,089,456

Value of collateral	4,223	424,930	17,144,365	21,997,841	2,491,742	41,633,948	69,353,323	111,416,424

(*1)	AAA~BBB for Corporates, and 1~6 level for Consumers
(*2)	BBB- ~C for Corporates, and 7~10 level for Consumers

Allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 948,813 million Won and 1,265,498 million Won as of December 31, 2014 and 2013, respectively, which are deducted from the loans and receivables above.

b)	Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	December 31, 2014
			Corporates
Past due	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Less than 30 days	—	—	54,282	87,404	31,385	173,071	940,488	1,113,559
30 to 60 days	—	—	2,748	15,359	—	18,107	91,111	109,218
60 to 90 days	—	—	753	4,583	—	5,336	47,784	53,120

Total	—	—	57,783	107,346	31,385	196,514	1,079,383	1,275,897

Value of collateral (*)	—	—	6,128	92,077	15,000	113,205	844,864	958,069

	December 31, 2013
			Corporates
Past due	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Less than 30 days	7,260	1,304	148,791	151,278	—	300,069	1,125,652	1,434,285
30 to 60 days	7	—	7,619	12,268	—	19,887	80,271	100,165
60 to 90 days	—	—	9,871	1,534	—	11,405	52,384	63,789

Total	7,267	1,304	166,281	165,080	—	331,361	1,258,307	1,598,239

Value of collateral (*)	—	—	61,370	144,242	—	205,612	965,941	1,171,553

(*)	The collateral value held is the recoverable amount used when calculating provision for credit losses.

Allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 74,415 million Won and 89,645 million Won as of December 31, 2014 and 2013, respectively, which are deducted from the loans and receivables above.

c) Impaired loans and receivables

Impaired loans and receivables, net of allowance are as follows (Unit: Korean Won in millions):

	December 31, 2014
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Impaired loans	—	—	1,536,146	339,178	526,859	2,402,183	409,236	2,811,419
Value of collateral (*)	—	—	1,061,188	410,337	362,961	1,834,486	349,916	2,184,402

	December 31, 2013
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Impaired loans	—	—	1,794,791	400,459	491,815	2,687,065	537,613	3,224,678
Value of collateral (*)	—	—	1,275,724	458,426	91,000	1,825,150	502,797	2,327,947

(*)	The collateral value held is recoverable amount used when calculating provision for credit losses.

Allowances for credit losses, for impaired loans and receivables amounting to 1,930,678 million Won and 2,292,489 million Won as of December 31, 2014 and 2013, respectively, are deducted from the impaired loans and receivables above.

4)	Credit risk of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (ECAI)’s rating is as follows (Unit: Korean Won in millions):

	December 31, 2014
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	1,697,680	—	11,016,048	12,968,971	25,682,699
AA- ~ AA+	309,540	—	2,495,817	37,964	2,843,321
BBB- ~ A+	241,399	—	410,755	37,513	689,667
Below BBB-	—	—	6,882	—	6,882

Total	2,248,619	—	13,929,502	13,044,448	29,222,569

	December 31, 2013
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	1,484,997	—	10,402,289	12,005,952	23,893,238
AA- ~ AA+	638,393	—	961,637	17,540	1,617,570
BBB- ~ A+	112,490	2,676	1,032,555	15,328	1,163,049
Below BBB-	—	—	8,212	—	8,212

Total	2,235,880	2,676	12,404,693	12,038,820	26,682,069

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Group avoids, bears, or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

At the beginning of each year, the Risk Management Committee establishes a VaR limit, loss limit and risk capital limit by subsidiaries for its management purposes. The limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by the risk management personnel with department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. For the trading activities, the Risk Management department measures the Value at Risk (“VaR”, maximum losses) limit by department, risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

2)	Sensitivity analysis of market risk

The Group performs the sensitivity analyses both for trading and for non-trading activities.

For the trading activities, the Group uses a VaR model which uses certain assumptions of possible fluctuations in market conditions and, by conducting simulations of gains and losses, estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Bank, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on the Bank for International Settlements (“BIS”) Framework.

NII is a profit based indicator for displaying profit changes in the short term due to short term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economical view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets. EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to the interest rate of a certain period of time. Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a)	Trading activities

The minimum, maximum and average VaR for the year ended December 31, 2014 and 2013, respectively, and the VaR as of December 31, 2014 and 2013, respectively, are as follows (Unit: Korean Won in millions):

	As of December 31, 2014	For the year ended December 31, 2014			As of December 31, 2013	For the year ended December 31, 2013
		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	1,403	1,982	14,948	1,029	4,494	5,458	8,314	2,861
Stock price	977	1,199	1,835	494	2,598	3,462	7,863	1,211
Foreign currencies	2,834	2,940	4,051	1,998	4,681	2,573	7,063	1,046
Commodity price	174	76	244	2	236	104	296	11
Diversification	(2,277)	(2,557)	(6,562)	(1,108)	(7,932)	(5,604)	(11,999)	(1,535)

Total VaR	3,111	3,640	14,516	2,415	4,077	5,993	11,537	3,594

b)	Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

	December 31, 2014		December 31, 2013
	NII	NPV	NII	NPV
Base case	4,066,282	20,834,907	4,318,603	19,891,571
Base case (Prepay)	4,069,926	20,031,483	4,326,237	19,797,345
IR 100bp up	4,399,344	20,556,629	4,649,765	19,592,890
IR 100bp down	3,738,667	21,118,466	3,999,501	20,196,634
IR 200bp up	4,732,405	20,287,594	4,980,926	19,303,086
IR 200bp down	3,355,164	21,403,671	3,660,083	20,505,801
IR 300bp up	5,065,465	20,029,447	5,312,085	19,023,229
IR 300bp down	2,562,087	21,689,568	3,078,248	20,814,596

The EaR and VaR are calculated based on the BIS Framework of the all other subsidiaries excluding the Bank are as follows (Unit: Korean Won in millions):

December 31, 2014		December 31, 2013 (*1)
EaR	VaR	EaR	VaR
137,081	80,800	216,894	122,111

(*1)	The amounts are after reflecting the reclassifications of subsidiaries into disposal group held for sale and disposal groups held for distribution to owners.

The Group estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and the sensitivity of liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by maturity date are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Asset:
Loans and receivables	124,874,333	37,039,170	7,644,952	7,923,544	45,827,482	26,316,111	249,625,592
AFS financial assets	1,486,603	2,187,500	2,457,467	3,545,923	7,014,968	811,079	17,503,540
HTM financial assets	2,194,485	853,864	1,032,432	981,567	8,560,364	124,025	13,746,737

Total	128,555,421	40,080,534	11,134,851	12,451,034	61,402,814	27,251,215	280,875,869

Liability:
Deposits due to customers	85,886,222	29,642,605	20,375,470	23,367,861	29,589,229	173,233	189,034,620
Borrowings	9,940,465	1,815,735	596,439	1,175,954	3,536,640	603,054	17,668,287
Debentures	3,589,060	2,321,152	2,104,165	2,872,430	10,876,612	4,923,245	26,686,664

Total	99,415,747	33,779,492	23,076,074	27,416,245	44,002,481	5,699,532	233,389,571

	December 31, 2013
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Asset:
Loans and receivables	123,186,070	30,432,033	6,240,458	6,574,447	39,368,089	24,709,844	230,510,941
AFS financial assets	3,864,020	2,393,116	1,996,313	1,787,193	5,238,514	570,860	15,850,016
HTM financial assets	1,517,385	819,001	902,301	651,094	8,867,128	124,039	12,880,948

Total	128,567,475	33,644,150	9,139,072	9,012,734	53,473,731	25,404,743	259,241,905

Liability:
Deposits due to customers	86,844,984	23,433,437	18,633,703	21,553,076	25,987,995	98,881	176,552,076
Borrowings	11,852,791	1,330,879	858,290	969,707	2,790,961	627,926	18,430,554
Debentures	3,027,115	2,381,803	2,367,059	1,775,147	10,284,954	3,854,635	23,690,713

Total	101,724,890	27,146,119	21,859,052	24,297,930	39,063,910	4,581,442	218,673,343

3)	Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	December 31, 2014
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	21,863	24,031,428	164,658	1,515,086	16,335	2,888,248	952	1,272,156	2,785,998	32,492,916
Financial assets at FVTPL	196	215,576	160	1,475	—	—	—	275	56	217,382
AFS financial assets	195	214,465	244	2,247	121	21,371	1	1,043	122,595	361,721
HTM financial assets	19	20,743	—	—	—	—	—	—	35,472	56,215

Total	22,273	24,482,212	165,062	1,518,808	16,456	2,909,619	953	1,273,474	2,944,121	33,128,234

	December 31, 2014
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Liability:
Financial liabilities at FVTPL	232	255,315	788	7,252	—	36	1	971	6,451	270,025
Deposits due to customer	7,794	8,567,409	94,684	871,225	13,466	2,380,898	318	424,483	1,658,974	13,902,989
Borrowings	7,705	8,469,325	46,689	429,608	195	34,436	360	481,645	76,036	9,491,050
Debentures	4,405	4,842,111	33,564	308,832	200	35,362	—	—	631,284	5,817,589
Other financial liabilities	1,745	1,917,992	9,231	84,941	400	70,804	227	303,942	950,020	3,327,699

Total	21,881	24,052,152	184,956	1,701,858	14,261	2,521,536	906	1,211,041	3,322,765	32,809,352

Off-balance sheet items	12,076	13,273,813	53,436	491,683	2,592	458,228	808	1,079,887	2,140,306	17,443,917

	December 31, 2013
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	22,466	23,708,073	171,352	1,721,503	14,923	2,597,962	928	1,351,360	2,004,478	31,383,376
Financial assets at FVTPL	233	245,407	203	2,039	1	87	—	721	13	248,267
AFS financial assets	186	196,293	359	3,604	197	34,249	10	14,546	72,705	321,397
HTM financial assets	10	10,048	—	—	—	—	—	—	12,737	22,785

Total	22,895	24,159,821	171,914	1,727,146	15,121	2,632,298	938	1,366,627	2,089,933	31,975,825

	December 31, 2013
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Liability:
Financial liabilities at FVTPL	232	244,697	1,136	11,409	—	6	1	1,318	781	258,211
Deposits due to customer	7,587	8,006,774	92,928	933,611	12,644	2,201,223	215	313,102	809,911	12,264,621
Borrowings	6,425	6,778,743	52,168	524,112	172	29,979	195	283,554	101,696	7,718,084
Debentures	3,855	4,068,688	49,977	502,095	—	—	—	—	649,383	5,220,166
Other financial liabilities	3,974	4,193,863	10,308	103,560	366	63,632	181	262,895	111,756	4,735,706

Total	22,073	23,292,765	206,517	2,074,787	13,182	2,294,840	592	860,869	1,673,527	30,196,788

Off-balance sheet items	11,267	11,889,690	53,321	535,690	2,425	422,086	813	1,183,515	650,043	14,681,024

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. Of the financial liabilities on the consolidated statements of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a) Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
Financial liabilities at FVTPL	365,980	2,856	64,530	1,877	116,809	—	552,052
Deposits due to customers	110,179,135	23,846,554	17,005,409	30,637,932	7,137,817	4,073,163	192,880,010
Borrowings	8,200,116	2,789,746	686,701	1,498,409	3,905,808	605,249	17,686,029
Debentures	3,533,865	2,321,678	2,104,813	2,872,429	10,931,818	4,923,280	26,687,883
Other financial liabilities	8,214,891	23,563	4,269	3,637	18,824	3,042,910	11,308,094

Total	130,493,987	28,984,397	19,865,722	35,014,284	22,111,076	12,644,602	249,114,068

	December 31, 2013
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
Financial liabilities at FVTPL	346,961	3,340	3,340	3,035	205,120	19,490	581,286
Deposits due to customers	103,866,802	19,472,528	15,979,827	30,414,045	6,750,974	3,647,051	180,131,227
Borrowings	10,435,356	2,431,265	1,030,024	1,023,257	3,238,167	626,580	18,784,649
Debentures	2,502,459	2,580,470	2,582,639	1,897,653	10,602,113	3,885,421	24,050,755
Other financial liabilities	12,279,832	30,797	6,873	6,508	30,363	3,048,172	15,402,545

Total	129,431,410	24,518,400	19,602,703	33,344,498	20,826,737	11,226,714	238,950,462

b) Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
Financial liabilities at FVTPL	365,980	2,856	64,530	1,877	116,809	—	552,052
Deposits due to customers	120,225,687	26,494,101	15,745,613	21,902,361	5,179,702	2,765,755	192,313,219
Borrowings	8,201,615	2,789,664	685,516	1,498,159	3,905,808	605,249	17,686,011
Debentures	3,533,865	2,321,678	2,104,813	2,872,429	10,931,818	4,923,280	26,687,883
Other financial liabilities	8,214,891	23,563	4,269	3,637	18,824	3,042,910	11,308,094

Total	140,542,038	31,631,862	18,604,741	26,278,463	20,152,961	11,337,194	248,547,259

	December 31, 2013
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
Financial liabilities at FVTPL	346,961	3,340	3,340	3,035	205,120	19,490	581,286
Deposits due to customers	116,221,395	22,274,753	15,048,483	17,584,271	5,126,753	3,170,094	179,425,749
Borrowings	10,435,358	2,431,263	1,030,024	1,023,257	3,238,167	626,580	18,784,649
Debentures	2,502,461	2,580,469	2,582,639	1,897,652	10,602,113	3,885,421	24,050,755
Other financial liabilities	12,279,832	30,797	6,873	6,508	30,363	3,048,172	15,402,545

Total	141,786,007	27,320,622	18,671,359	20,514,723	19,202,516	10,749,757	238,244,984

3)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, but the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “Within 3months” in the table below. The cash flow from derivatives held for hedge purpose is estimated at the amount after the offset of the cash inflow and outflow.

	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
December 31, 2014	2,138,589	602	407	170	87	—	2,139,855
December 31, 2013	2,098,291	2,805	4,409	43	—	—	2,105,548

4)	Maturity analysis of off-balance accounts

The Group provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Group agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. Guarantees and loan commitments like guarantees for debenture issuance and guarantees for loans which are financial guarantee provided by the Group have expiration dates. However, under the terms of the guarantees and loan commitments, amounts are funded upon demand by the counterparty. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	December 31, 2014	December 31, 2013 (*)
Guarantees	18,027,919	22,800,853
Loan commitments	89,637,659	90,728,033

(*)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Bank has been running the operational risk management system under Basel II. The Bank developed advanced measurement approached to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system has been tested by the independent third party, and this system approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify required capital for operational risk, the Bank applies Advanced Measurement Approaches (AMA) using of internal loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA). For the operational risk management for its subsidiaries, the Bank adopted the Basic Indicator Approach.

(5)	Capital management

The Group complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy ratio is based on Basel III of Basel Committee on Banking Supervision and Basel III was applied from the end of December, 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Group.

As at the end of 2013, the Group was required to maintain the minimum requirements: 3.5% Common Equity Tier 1 ratio, 4.5% Tier 1 capital ratio, and 8.0% total capital ratio, in accordance with financial holding company regulations in Korea.

According to the financial holding company regulations, the Group is required to meet the following new minimum requirements: 4.5% Common Equity Tier 1 ratio, 6.0% Tier 1 capital ratio, and 8.0% total capital ratio as of December 31, 2014. The details are as following (Unit: Korean won in millions):

December 31, 2014
Tier 1 capital	13,111,803
Other Tier 1 capital	2,534,622
Tier 2 capital	5,211,287
Total risk-adjusted capital	20,857,712
Risk-weighted assets for credit risk	135,697,864
Risk-weighted assets for market risk	1,666,819
Risk-weighted assets for operational risk	8,958,341
Total risk-weighted assets	146,323,024
Common Equity Tier 1 ratio	8.96%
Tier 1 capital ratio	10.69%
Total capital ratio	14.25%

December 31, 2013
Tier 1 capital	14,854,795
Other Tier 1 capital	5,454,378
Tier 2 capital	5,829,593
Total risk-adjusted capital	26,138,766
Risk-weighted assets for credit risk	179,490,418
Risk-weighted assets for market risk	6,574,975
Risk-weighted assets for operational risk	14,912,450
Total risk-weighted assets	200,977,843
Common Equity Tier 1 ratio	7.39%
Tier 1 capital ratio	10.11%
Total capital ratio	13.01%

5. OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (the “CODM”) utilizes the information per types of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by types of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided. Meanwhile, during the year ended at December 31, 2014, the spin-off of Kyongnam Bank and Kwangju Bank was completed and the disposals of Woori Investment & Securities Co., Ltd, Woori Financial, Woori F&I, Woori Asset Management, and Woori Savings Bank were closed in accordance with the progress of the privitisation of Woori Finance Holdings Co., Ltd. Accordingly, the composition of operating segments has changed, and the Group restated the comparative operating segment information for the year ended and as of December 31, 2013.

•	Consumer banking: Loans/deposits and financial services for consumer, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, Equity & fund investment related business, venture advisory related tasks, real estate SOC development practices etc.

•	Capital market: Fund management, investment securities and derivatives business, etc.; and

•	Headquarter and others: Segments that are not belong to above operating segments

1) The details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter-segment transaction	Total
Assets	83,582,893	96,644,808	6,411,016	6,076,739	82,415,399	275,130,855	(4,973,636)	270,157,219
Liabilities	47,625,472	145,999,344	136,603	4,957,708	51,283,487	250,002,614	2,061,180	252,063,794

	December 31, 2013
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter-segment transaction	Total (*)
Assets	74,305,224	89,900,968	7,038,975	10,778,521	95,589,309	277,612,997	(21,919,713)	255,693,284
Liabilities	45,336,744	135,083,652	105,146	10,006,252	48,783,007	239,314,801	(431,228)	238,883,573

(*)	The amounts exclude assets and liabilities from the subsidiaries that were reclassified into disposal group held for sale and disposal groups held for distribution to owners as of December 31, 2013.

2)	The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter- segment transaction	Continuing operation (*)
Net Interest income	1,392,354	1,741,700	1,178	28,884	835,588	3,999,704	493,314	4,493,018
Interest income	3,032,488	3,636,838	199,629	26,076	1,987,901	8,882,932	328,308	9,211,240
Interest expense	(1,591,087)	(2,191,770)	(23)	(100)	(1,100,248)	(4,883,228)	165,006	(4,718,222)
Inter-segment	(49,047)	296,632	(198,428)	2,908	(52,065)	—	—	—
Net non-interest income	493,762	453,799	65,919	(8,059)	348,495	1,353,916	(941,404)	412,512
Non-interest income	724,288	438,879	348,363	3,969,660	2,951,569	8,432,759	(284,209)	8,148,550
Non-interest expense	(250,450)	(14,483)	(282,444)	(3,977,719)	(2,553,747)	(7,078,843)	(657,195)	(7,736,038)
Inter-segment	19,924	29,403	—	—	(49,327)	—	—	—
Other expense	(1,759,431)	(1,522,783)	(175,002)	(10,273)	(800,128)	(4,267,617)	259,795	(4,007,822)
Administrative expense	(1,700,025)	(835,051)	(14,385)	(16,437)	(626,874)	(3,192,772)	233,853	(2,958,919)
Impairment losses on credit loss and others	(59,406)	(687,732)	(160,617)	6,164	(173,254)	(1,074,845)	25,942	(1,048,903)
Operating income	126,685	672,716	(107,905)	10,552	383,955	1,086,003	(188,295)	897,708
Non-operating income	(15,444)	(3,309)	39,967	(20,562)	1,585,917	1,586,569	(1,649,882)	(63,313)
Net income before income tax expense	111,241	669,407	(67,938)	(10,010)	1,969,872	2,672,572	(1,838,177)	834,395
Income tax expense	(26,920)	(153,867)	16,441	2,422	(126,271)	(288,195)	—	(288,195)
Net income from continuing operations	84,321	515,540	(51,497)	(7,588)	1,843,601	2,384,377	(1,838,177)	546,200

	For the year ended December 31, 2013
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter- segment transaction	Continuing operation (*)
Net Interest income	1,505,372	1,947,049	19,654	60,146	670,436	4,202,657	289,365	4,492,022
Interest income	3,233,552	3,832,238	256,860	82,649	1,925,391	9,330,690	162,693	9,493,383
Interest expense	(1,653,013)	(2,282,674)	(717)	(29,121)	(1,162,508)	(5,128,033)	126,672	(5,001,361)
Inter-segment	(75,167)	397,485	(236,489)	6,618	(92,447)	—	—	—
Net non-interest income	415,665	443,767	67,883	(7,323)	527,591	1,447,583	(575,124)	872,459
Non-interest income	645,404	518,355	401,904	4,849,598	3,522,324	9,937,585	(100,430)	9,837,155
Non-interest expense	(244,085)	(100,033)	(334,021)	(4,856,921)	(2,954,942)	(8,490,002)	(474,694)	(8,964,696)
Inter-segment	14,346	25,445	—	—	(39,791)	—	—	—
Other expense	(1,761,891)	(2,414,374)	(156,006)	(39,556)	(853,418)	(5,225,245)	100,331	(5,124,914)
Administrative expense	(1,643,064)	(831,660)	(17,458)	(21,744)	(585,650)	(3,099,576)	197,405	(2,902,171)
Impairment losses on credit loss and others	(118,827)	(1,582,714)	(138,548)	(17,812)	(267,768)	(2,125,669)	(97,074)	(2,222,743)
Operating income	159,146	(23,558)	(68,469)	13,267	344,609	424,995	(185,428)	239,567
Non-operating income	(14,340)	(10,787)	38,464	34,367	1,662,180	1,709,884	(1,661,784)	48,100
Net income before income tax expense	144,806	(34,345)	(30,005)	47,634	2,006,789	2,134,879	(1,847,212)	287,667
Income tax expense	(35,043)	8,311	7,261	(11,527)	(485,643)	(516,641)	481,545	(35,096)
Net income from continuing operations	109,763	(26,034)	(22,744)	36,107	1,521,146	1,618,238	(1,365,667)	252,571

(*)	The amounts exclude income or loss from the subsidiaries that were reclassified into disposal group held for sale and disposal groups held for distribution to owners for the years ended December 31, 2014 and 2013.

(2)	Information on products and services

The products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Of the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the years ended December 31, 2014 and 2013 amounted to 16,800,282 million Won and 18,466,386 million Won, respectively, and revenue from the foreign customers amounted to 559,508 million Won and 864,152 million Won, respectively (including the profit and losses that are reclassified to the discontinued operations). Of the Group’s non-current assets (investments in joint ventures and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of December 31, 2014 and 2013 are 3,591,351 million Won and 3,730,455 million Won, respectively, and foreign subsidiaries are 211,465 million Won and 33,102 million Won, respectively.

6. CASH AND CASH EQUIVALENTS

(1) Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Cash and checks	2,597,984	2,218,818
Foreign currencies	585,728	511,487
Demand deposits	2,017,798	2,083,087
Fixed deposits	761,351	664,257

Total	5,962,861	5,477,649

(2) Significant transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	2014	2013
Changes in other comprehensive income (loss) due to valuation of AFS financial assets	86,537	(33,782)
Changes in other comprehensive loss of investment in associates	(2,974)	(6,375)
Changes in other comprehensive income (loss) of overseas business translation	28,856	(51,999)
Changes in other comprehensive income (loss) due to remeasurement of the net defined benefit liability	(63,426)	6,915
Changes in investments in associates due to equity swap and others	176,661	20,517
Changes in unpaid dividends of hybrid equity securities	7,547	7,372

7. FINANCIAL ASSETS AT FVTPL

(1)	Financial assets at FVTPL consist of as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Financial assets held for trading	4,536,918	4,792,305
Financial assets designated at FVTPL	17,262	13,892

Total	4,554,180	4,806,197

(2)	Financial assets held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Deposits:
Deposits indexed to gold prices	13,816	9,299
Securities:
Debt securities
Korean treasury and government agencies	668,886	574,016
Financial institutions	927,121	1,019,008
Corporates	620,312	409,272
Equity securities	99,988	196,072
Beneficiary certificates	48,291	166,623
CMA securities	32,300	200,500
Others	14,737	33,084

Sub-total	2,411,635	2,598,575

Derivatives instruments assets	2,111,467	2,184,431

Total	4,536,918	4,792,305

(3)	Financial assets designated at FVTPL as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Equity-linked securities	6,066	—
Debt securities	—	2,676
Equity securities	11,196	11,216

Total	17,262	13,892

8. AFS FINANCIAL ASSETS

AFS financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Book value	Unrealized gains	Unrealized losses	Fair value
Debt securities:
Korean treasury and government agencies	3,138,741	32,963	(124)	3,171,580
Financial institutions	6,697,347	34,471	(357)	6,731,461
Corporates	2,762,728	64,522	—	2,827,250
Asset-backed securities	171,313	—	(13,572)	157,741
Foreign currency bonds	365,661	—	(66,761)	298,900
Sub-total	13,135,790	131,956	(80,814)	13,186,932
Equity securities	1,115,728	432,068	(126,422)	1,421,374
Beneficiary certificates	3,431,922	20,689	—	3,452,611
Loaned securities	684,126	1,982	(12)	686,096
Others	46,524	17,308	—	63,832

Total	18,414,090	604,003	(207,248)	18,810,845

	December 31, 2013
	Book value	Unrealized gains	Unrealized losses	Fair value
Debt securities:
Korean treasury and government agencies	2,689,786	6,168	(15,105)	2,680,849
Financial institutions	6,508,988	4,376	(1,296)	6,512,068
Corporates	2,426,565	11,902	(4,806)	2,433,661
Asset-backed securities	291,498	6,807	(25,291)	273,014
Foreign currency bonds	230,210	129	(752)	229,587
Sub-total	12,147,047	29,382	(47,250)	12,129,179
Equity securities	1,379,514	272,288	(36,327)	1,615,475
Beneficiary certificates	3,007,653	59,966	(2,339)	3,065,280
Loaned securities	239,899	313	(178)	240,034
Others	35,361	119	—	35,480

Total	16,809,474	362,068	(86,094)	17,085,448

9. HTM FINANCIAL ASSETS

HTM financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Book value	Unrealized gains	Unrealized losses	Fair value
Korean treasury and government agencies	4,128,344	82,979	(37)	4,211,286
Financial institutions	4,389,592	37,400	(175)	4,426,817
Corporates	4,470,297	106,092	(2,946)	4,573,443
Foreign currency bonds	56,215	—	—	56,215

Total	13,044,448	226,471	(3,158)	13,267,761

	December 31, 2013
	Book value	Unrealized gains	Unrealized losses	Fair value
Korean treasury and government agencies	4,728,909	58,237	(16,900)	4,770,246
Financial institutions	2,155,965	8,013	(593)	2,163,385
Corporates	5,131,162	65,108	(6,361)	5,189,909
Foreign currency bonds	22,784	—	—	22,784

Total	12,038,820	131,358	(23,854)	12,146,324

10. LOANS AND RECEIVABLES

(1)	Loans and receivables are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Due from banks	11,100,572	10,208,117
Loans	204,818,820	190,699,210
Other receivables	7,450,743	11,005,046

Total	223,370,135	211,912,373

(2)	Due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Due from banks in local currency:
Due from the Bank of Korea	9,120,180	8,304,869
Due from depository banks	1,000	4,127
Due from non-depository	277,337	22,418
Due from the Korea Exchange	1,580	880
Others	182,750	18,744
Allowance for credit losses	(2,305)	(1,978)

Sub-total	9,580,542	8,349,060

Due from banks in foreign currencies:
Due from banks on demand	312,022	920,713
Due from banks on time	712,972	439,595
Others	497,454	500,766
Allowance for credit losses	(2,418)	(2,017)

Sub-total	1,520,030	1,859,057

Total	11,100,572	10,208,117

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

Financial institution	Counterparty	December 31, 2014	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The Bank of Korea	9,120,180	Reverse deposits on BOK Act
Others	NH Investment & Securities Co., Ltd. and others	182,750	Treasury stock trust contracts and others

		9,302,930

Due from banks in foreign currencies:
Due from banks on demand	The Bank of Korea and others	296,447	Reverse deposits on BOK Act and others
Others	The Central Bank of China and others	469,974	Reserve deposits and others

		766,421

		10,069,351

Financial institution	Counterparty	December 31, 2013 (*)	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The Bank of Korea	9,581,701	Reverse deposits on BOK Act
Due from depository banks	Shinhan Bank and others	625,693	Pledged right and others
Due from non-depository	Mutual savings bank	20,524	Mutual savings bank act
Due from the Korea Exchange	Korea securities finance Corporation and others	584,617	Deposits for futures and options transactions and others
Others	Shinhan Investment Corp. and others	18,446	Collateral for derivatives

		10,830,981

Due from banks in foreign currencies:
Due from banks on demand	The Bank of Korea and others	941,284	Reverse deposits on BOK Act and others
Due from banks on time	China Construction Bank Corporation and others	7,809	Required under Chinese regulatory purpose
Others	The Central Bank of China and others	391,026	Reserve deposits and others

		1,340,119

		12,171,100

(*)	The amounts incorporate the restricted due from banks from the subsidiaries that were reclassified into disposal group held for sale and disposal groups held for distribution to owners.

(4)	Loans are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Loans in local currency	167,261,592	156,027,839
Loans in foreign currencies	11,281,016	9,996,738
Domestic banker’s letter of credit	5,712,049	4,958,522
Credit card accounts	5,113,684	4,209,156
Bills bought in foreign currencies	5,552,421	4,234,937
Bills bought in local currency	258,707	186,159
Factoring receivables	92,205	176,449
Advances for customers on guarantees	52,619	54,645
Privately placed bonds	346,284	506,669
Loans to be converted to equity securities	498	498
Securitized loans	295,506	310,748
Call loans	4,174,735	8,092,405
Bonds purchased under resale agreements	6,891,629	4,980,889
Loan origination costs and fees	367,898	294,854
Others	44,378	30,870
Present value discount	(16,913)	(24,995)
Allowance for credit losses	(2,609,488)	(3,337,173)

Total	204,818,820	190,699,210

(5)	Other receivables are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
CMA accounts	186,000	107,100
Receivables	4,662,557	8,397,838
Accrued income	885,141	892,135
Telex and telephone subscription rights and refundable deposits	1,075,068	1,045,064
Other debtors	981,672	869,373
Allowance for credit losses	(339,695)	(306,464)

Total	7,450,743	11,005,046

(6)	Changes in allowance for possible credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(295,904)	(2,792,558)	(105,613)	(453,557)	(3,647,632)
Net provision	(150,292)	(791,339)	(158,603)	(15,937)	(1,116,171)
Recoveries of written-off loans	(7,976)	(66,627)	(27,920)	—	(102,523)
Charge-off	115,339	1,173,434	162,691	627	1,452,091
Sales of loans and receivables	5,833	140,174	—	5,676	151,683
Unwinding effect	16,666	137,951	336	223	155,176
Others	(10,101)	70,875	(8)	92,704	153,470

Ending balance	(326,435)	(2,128,090)	(129,117)	(370,264)	(2,953,906)

	For the year ended December 31, 2013
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(327,168)	(2,983,860)	(127,771)	(432,778)	(3,871,577)
Net provision	(238,400)	(2,178,951)	(137,174)	(68,288)	(2,622,813)
Recoveries of written-off loans	(41,847)	(168,799)	(25,836)	891	(235,591)
Charge-off	179,911	1,625,220	172,257	2,034	1,979,422
Sales of loans and receivables	8,038	152,792	14	147	160,991
Unwinding effect	21,200	140,863	530	499	163,092
Classified into disposal group held for sale	74,896	92,503	—	40,178	207,577
Classified into disposal group held for distribution to owners	10,531	467,581	12,071	7,686	497,869
Others	16,935	60,093	296	(3,926)	73,398

Ending balance	(295,904)	(2,792,558)	(105,613)	(453,557)	(3,647,632)

11. THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date. The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities and derivatives.

•	Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•	Level 3— fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of factors specific to the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Fair value in active market (Level 1) (*1)	Observable market data (Level 2) (*1)	Other valuation technique (Level 3) (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	13,816	—	—	13,816
Debt securities	587,593	1,628,726	—	2,216,319
Equity securities	99,988	—	—	99,988
Beneficiary certificates	—	48,291	—	48,291
CMA securities	—	32,300	—	32,300
Loaned securities	14,737	—	—	14,737
Derivatives instruments assets	56	2,062,137	49,274	2,111,467

Sub-total	716,190	3,771,454	49,274	4,536,918

Financial assets designed at FVTPL
Equity-linked securities	—	—	6,066	6,066
Equity securities	629	—	10,567	11,196

Sub-total	629	—	16,633	17,262

AFS financial assets
Debt securities	2,731,782	10,455,150	—	13,186,932
Equity securities	389,456	—	1,031,918	1,421,374
Beneficiary certificates	—	3,096,917	355,694	3,452,611
Loaned securities	475,748	210,348	—	686,096
Others	—	49,591	14,241	63,832

Sub-total	3,596,986	13,812,006	1,401,853	18,810,845

Derivative assets	—	184,115	11,946	196,061

Total	4,313,805	17,767,575	1,479,706	23,561,086

Financial liabilities:
Financial liabilities held for trading
Deposits	13,927	—	—	13,927
Derivative liabilities	5,819	2,092,325	41,711	2,139,855

Sub-total	19,746	2,092,325	41,711	2,153,782

Financial liabilities designated at FVTPL
Equity-linked securities	—	315	361,993	362,308
Debentures	—	159,264	—	159,264

Sub-total	—	159,579	361,993	521,572

Total	19,746	2,251,904	403,704	2,675,354

	December 31, 2013
	Fair value in active market (Level 1) (*1)	Observable market data (Level 2) (*1)	Other valuation technique (Level 3) (*2)	Total	Classified into disposal group held for sale	Classified into disposal group held for distribution to owners	Total
Financial assets:
Financial assets held for trading
Deposits	9,299	783,806	—	793,105	783,806	—	9,299
Debt securities	1,590,218	12,852,552	—	14,442,770	12,207,889	232,585	2,002,296
Equity securities	798,102	92,559	—	890,661	684,525	10,064	196,072
Beneficiary certificates	1,259,784	64,909	—	1,324,693	1,148,471	9,599	166,623
CMA securities	—	200,500	—	200,500	—	—	200,500
Loaned securities	2,084,811	3,086,527	6,185	5,177,523	5,144,439	—	33,084
Derivatives instruments assets	8,156	2,452,686	307,782	2,768,624	545,330	38,863	2,184,431

Sub-total	5,750,370	19,533,539	313,967	25,597,876	20,514,460	291,111	4,792,305

Financial assets designed at FVTPL
Equity-linked securities	—	149,185	408,120	557,305	525,855	31,450	—
Asset-backed securities	—	332,404	—	332,404	—	332,404	—
Debt securities	—	—	2,676	2,676	—	—	2,676
Equity securities	637	—	10,579	11,216	—	—	11,216
Beneficiary certificates	—	61,696	—	61,696	61,696	—	—

Sub-total	637	543,285	421,375	965,297	587,551	363,854	13,892

AFS financial assets
Debt securities	3,184,651	12,094,876	9,050	15,288,577	508,237	2,651,161	12,129,179
Equity securities	481,878	33,644	1,843,889	2,359,411	441,039	302,897	1,615,475
Beneficiary certificates	—	2,742,061	562,941	3,305,002	56,040	183,682	3,065,280
Loaned securities	240,034	—	—	240,034	—	—	240,034
Others	69,946	80,667	102,914	253,527	97,830	120,217	35,480

Sub-total	3,976,509	14,951,248	2,518,794	21,446,551	1,103,146	3,257,957	17,085,448

Derivative assets	—	128,081	14,608	142,689	11,279	—	131,410

Total	9,727,516	35,156,153	3,268,744	48,152,413	22,216,436	3,912,922	22,023,055

Financial liabilities:
Financial liabilities held for trading
Deposits	9,254	—	—	9,254	—	—	9,254
Borrowings	1,115,987	—	—	1,115,987	1,115,987	—	—
Derivative liabilities	5,576	2,514,838	253,419	2,773,833	645,824	31,962	2,096,047

Sub-total	1,130,817	2,514,838	253,419	3,899,074	1,761,811	31,962	2,105,301

Financial liabilities designated at FVTPL
Equity-linked securities	—	2,897,882	5,587,261	8,485,143	8,266,355	—	218,788
Debentures	—	183,159	—	183,159	—	—	183,159

Sub-total	—	3,081,041	5,587,261	8,668,302	8,266,355	—	401,947

Derivatives Liabilities	—	19,962	—	19,962	2,257	15,920	1,785

Total	1,130,817	5,615,841	5,840,680	12,587,338	10,030,423	47,882	2,509,033

(*1)	There is no transferred between level 1 and level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers between the levels at the end of reporting period within which events or conditions change.
(*2)	Certain AFS unquoted equity securities were measured at cost as of December 31, 2014 and 2013, that are amounting to 41,022 million Won and 197,350 million Won, respectively. These unquoted equity instruments mostly represent minority investments in special purposed entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value was not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, there were no indicators of impairments in these investments and the Group has no intention to dispose these investments in the foreseeable future.

Financial assets and liabilities designated at FVTPL, held-for-trading financial assets and liabilities, AFS financial assets, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using alternative assumptions and developing fair value measurement methods. Alternative assumptions and fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement methods	Alternative assumptions
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities	Risk-free market rate, credit spread

Equity securities	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, more than one method is used given the characteristic of the subject of fair value measurement.	Risk-free market rate, Market Risk Premium, Beta

Derivatives Product

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, and currency swap that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, Forward Rate, Volatility, Foreign Exchange Rate, Stock Prices, etc.

Financial Instruments linked to stock prices or derivatives	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, Risk-free market rate, Market rate, Dividend and convenience yield, Correlation, Volatility, Credit spread, and Foreign Exchange rate

Debenture	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, Forward rate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Measurement methods	Inputs	Range
Derivatives assets	Option pricing model and others	Correlation Coefficient	-1 ~ 1
		Historical Volatility	0% ~ 70%
		Credit risk-adjusted rate	0%~100%

Derivatives liabilities	Option pricing model and others	Correlation Coefficient	-1 ~ 1
		Historical Volatility	0% ~ 70%

Equity-linked securities and derivative-linked securities	Monte Carlo Simulation and others	Correlation Coefficient	-1~1
		Historical Volatility	0%~70%

Equity Securities	External valuation price and others	Expected growth rate and others	0% ~ 1%

Fair value of financial assets and liabilities classified into level 3 is measured by the Group using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014
	January 1, 2014	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3 (*5)	Decrease due to the spin-off or disposals	December 31, 2014
Financial assets:
Financial assets held for trading
Derivatives instruments assets	307,782	41,776	—	1,244	(108,345)	—	(193,183)	49,274
Others	6,185	(724)	—	—	(4,433)	—	(1,028)	—

Sub-total	313,967	41,052	—	1,244	(112,778)	—	(194,211)	49,274

Financial assets designed at FVTPL
Equity-linked securities	408,120	(337)	—	324,205	(82,468)	—	(643,454)	6,066
Debt securities	2,676	26	—	—	(2,702)	—	—	—
Equity securities	10,579	(12)	—	—	—	—	—	10,567

Sub-total	421,375	(323)	—	324,205	(85,170)	—	(643,454)	16,633

AFS financial assets
Debt securities(*2)	9,050	(6,048)	—	—	—	1,825	(4,827)	—
Equity securities (*3)	1,843,889	(137,631)	6,063	106,654	(114,450)	(551)	(672,056)	1,031,918
Beneficiary certificates (*2)	562,941	16,033	3,164	41,214	(66,126)	(1,935)	(199,597)	355,694
Others (*2)	102,914	(2,439)	(1,134)	12,898	—	(70,000)	(27,998)	14,241

Sub-total	2,518,794	(130,085)	8,093	160,766	(180,576)	(70,661)	(904,478)	1,401,853

Derivative assets	14,608	3,497	—	—	(6,159)	—	—	11,946

Total	3,268,744	(85,859)	8,093	486,215	(384,683)	(70,661)	(1,742,143)	1,479,706

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	253,419	6,783	4,050	4,596	(43,250)	—	(183,887)	41,711
Financial liabilities designated at FVTPL
Equity-linked securities (*4)	5,587,261	19,031	—	2,205,033	(815,356)	(88,044)	(6,545,932)	361,993

Total	5,840,680	25,814	4,050	2,209,629	(858,606)	(88,044)	(6,729,819)	403,704

	For the year ended December 31, 2013
	January 1, 2013	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3 (*5)	December 31, 2013 (*7)
Financial assets:
Financial assets held for trading
Derivatives instruments assets (*6)	301,017	127,807	—	31,213	(172,361)	20,106	307,782
Others	—	(2,241)	—	—	(11,940)	20,366	6,185

Sub-total	301,017	125,566	—	31,213	(184,301)	40,472	313,967

Financial assets designed at FVTPL
Equity-linked securities	593,129	43,372	—	285,796	(514,177)	—	408,120
Asset-backed securities	46,990	—	—	—	(46,990)	—	—
Debt securities	5,305	73	—	—	(2,702)	—	2,676
Equity securities	11,121	840	—	1,912	(3,294)	—	10,579

Sub-total	656,545	44,285	—	287,708	(567,163)	—	421,375

AFS financial assets
Debt securities	13,733	(7,710)	3,027	—	—	—	9,050
Equity securities (*3)	1,916,779	(70,057)	(17,104)	253,824	(131,815)	(107,738)	1,843,889
Beneficiary certificates (*2)	386,581	(17,115)	18,113	115,498	(54,531)	114,395	562,941
Others (*2)	130,245	(4,821)	1,577	4,666	(3,253)	(25,500)	102,914

Sub-total	2,447,338	(99,703)	5,613	373,988	(189,599)	(18,843)	2,518,794

Derivative assets (*6)	—	—	—	—	—	14,608	14,608

Total	3,404,900	70,148	5,613	692,909	(941,063)	36,237	3,268,744

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*6)	159,248	97,570	—	33,807	(41,859)	4,653	253,419
Financial liabilities designated at FVTPL
Equity-linked securities	4,797,434	227,218	—	4,758,507	(4,195,898)	—	5,587,261

Total	4,956,682	324,788	—	4,792,314	(4,237,757)	4,653	5,840,680

(*1)	The loss amounting to 172,484 million Won and 117,855 million Won for the year ended December 31 2014 and 2013, respectively, which is from financial assets and liabilities that the Group holds as at the end of the year, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the comprehensive income statements.
(*2)	AFS financial assets were transferred from level 2 into level 3 or vice versa upon the changes in the degree of subjectivity and uncertainty used to measure fair values, such as using quoted price in inactive market or values from external valuation specialists, for the AFS financial assets.
(*3)	AFS financial assets were transferred out of level 3 to level 1 upon the change of the fair value measurement method of the assets by using quoted prices in the active market from previously using the external valuation specialists.
(*4)	Since the observable market data for equity-linked securities has been available, such securities were transferred out of level 3 to level 2.
(*5)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.
(*6)	As the variables used for the valuation of interest rate and equity related derivatives were not observable in the market, such derivatives were transferred into level 3 from level 2. In the case of currency related derivatives, the variables which were unobservable in the market significantly impacted the valuation of such derivatives. As such, the derivatives were transferred into level 3 from level 2.
(*7)	As at the end of 2013, financial assets and liabilities, amounting to 1,662,501 million Won and 5,600,440 million Won, respectively, that had been reclassified into disposal group held for sale and disposal groups held for distribution to owners, were incorporated.

(4)	Sensitivity analysis on the unobservable inputs used for measuring level 3 financial instruments.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, and equity-linked securities of which fair value changes are recognized as net income; (2) equity securities and beneficiary certificates of which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table shows the sensitivity analysis to disclose the effect of reasonably possible alternative assumptions on the fair value of a level 3 financial instruments for the years ended December 31, 2014 and 2013. (Unit: Korean Won in millions):

	For the year ended December 31, 2014				For the year ended December 31, 2013
	Net income (loss)		Other comprehensive income (loss)		Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets (*1)(*2)	14,093	(6,471)	—	—	33,867	(45,614)	—	—
Financial assets designed at FVTPL
Equity-linked securities (*1)	—	—	—	—	1,672	(321)	—	—
AFS Financial Assets
Equity securities (*3)	—	—	80,085	(39,055)	—	—	150,607	(60,481)
Beneficiary certificates (*4)	—	—	3,430	(3,243)	—	—	5,851	(5,642)
Others (*4)	—	—	6,823	(2,858)	—	—	1,296	(647)

Total	14,093	(6,471)	90,338	(45,156)	35,539	(45,935)	157,754	(66,770)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)(*2)	7,939	(7,222)	—	—	32,097	(36,434)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	1,497	(1,483)	—	—	55,764	(34,133)	—	—

Total	9,436	(9,205)	—	—	87,861	(70,567)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate and currency related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing volatility of interest rate and credit risk adjustment ratio, which are major unobservable variables, by 10%, respectively.
(*2)	Both derivative assets and liabilities for held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*4)	Fair value changes of beneficiary certificates and other securities are calculated by increasing or decreasing price fluctuation of trust property or real estate which is underlying assets and discount rate by 1%. The price fluctuation of trust property and discount rate are major unobservable variables.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	As of December 31, 2014
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Held-to-maturity financial assets	1,902,558	11,365,202	—	13,267,760	13,044,448
Loans and receivables	—	—	225,284,372	225,284,372	223,370,135
Financial liabilities:
Deposits due to customers	—	188,673,796	—	188,673,796	188,516,465
Borrowings	—	17,772,085	—	17,772,085	17,707,595
Debentures	—	24,976,056	—	24,976,056	24,795,904
Other financial liabilities	—	16,889,129	—	16,889,129	16,889,687

	As of December 31, 2013
	Fair value				Book value
	Level 1	Level 2	Level 3	Total	Classified into asset group held for sale	Classified into asset group held for distribution to owners	Book value
Financial assets:
Held-to-maturity financial assets	4,276,844	12,069,195	—	16,346,039	3,025	4,124,084	12,038,820
Loans and receivables	—	—	266,158,950	266,158,950	11,738,411	41,057,781	211,912,373
Financial liabilities:
Deposits due to customers	—	200,398,709	14,213,925	214,612,634	1,988,495	36,603,292	175,323,644
Borrowings	—	34,599,697	1,816,501	36,416,198	13,502,487	4,860,597	18,231,511
Debentures	—	26,813,454	2,331,390	29,144,844	4,045,486	2,515,965	21,677,674
Other financial liabilities	—	22,516,475	1,717,276	24,233,751	2,308,489	1,859,151	19,914,947

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value using alternative assumptions through developing fair value measurement methods. Alternative assumptions and fair value measurement methods for financial assets and liabilities that are measured at amortized costs are given as follows:

	Fair value measurement methods	Alternative assumptions
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities	Risk-free market rate, Credit spread
Loans and receivables	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, Credit spread, Prepayment-rate
Deposit due to customers, Borrowings, and Debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, Forward rate

12. DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial assets

1)	The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the consolidated financial statements of the Group through disposals, but the Group still have continuous involvements are given as below:

	December 31, 2014
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	709

	December 31, 2013
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
KAMCO tenth Asset Securitization Specialty (“KAMCO specialty”)	Acquisition of subordinated bonds	1,746	1,851	1,746
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	709

(*)	KAMCO is still in the process of collecting cash flows related to the transferred assets and the maximum exposure to loss represents the carrying amounts of the assets at the date when they were transferred to KAMCO. Under previous K-GAAP, the Group derecognized the transferred assets although the Group retains and continues to retain substantially all such risks and rewards and according to the transition exemptions in IFRS 1101, the Group did not reassess the derecognition criteria for these transfers.

2)	Transferred financial assets that are not derecognized in their entirety

a)	Disposal of securities under repurchase agreement

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows:

		December 31, 2014	December 31, 2013
Property for transfer	Financial assets at FVTPL	9,851	—
	AFS financial assets	926,796	126,589
	HTM financial assets	650,937	651,582

	Total	1,587,584	778,171

Related liabilities	Disposal of securities under repurchase agreements	1,196,237	513,442

b)	Loaned securities

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period therefore the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership.

		December 31, 2014	December 31, 2013	Loaned to
Financial assets at FVTPL	Equity securities- listed stock	14,737	33,084	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	686,096	240,034	Korea Securities Depository and others

	Total	700,833	273,118

The details of the transferred financial assets that are not derecognized in their entirety, such as disposal of securities under repurchase agreement or loaned securities, are explained in Note 18.

(2) The offset with financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables, respectively, and has been disclosed in loans and receivables or other financial liabilities of the Group’s statements of financial position and loans and receivables, respectively.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange, and payable spot exchange which do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Group the right of, under the circumstances of the trading party’s defaults, insolvency, or bankruptcy, the offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency, or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange, and the net amount of payable spot exchange can be offset.

The Group has entered into a sale and repurchase agreements and accounted it as collateralized borrowing. Also, the Group has entered into a purchase and resale agreement and accounted it as secured loans. The repurchase and resale agreement can have the offsetting right only under the trading party’s default, insolvency, or bankruptcy which do not satisfy the offsetting criteria of K-IFRS 1032, the Group recorded the collateralized borrowings in borrowings and the secured loans in loans and receivables.

As at the end of reporting periods, the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as below:

	December 31, 2014
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,316,295	16,228	2,300,067
Receivable spot exchange (*2)	3,619,768	—	3,619,768	5,413,119	37,142	469,574
Bonds purchased under resale agreements (*2)	6,891,629	—	6,891,629	6,891,629	—	—
Domestic exchanges receivable (*2)(*5)	28,094,142	27,310,235	783,907	—	—	783,907

Total	40,921,834	27,326,463	13,595,371	12,304,748	37,142	1,253,481

	December 31, 2014
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	2,478,924	16,228	2,462,696
Payable spot exchange (*3)	3,616,169	—	3,616,169	5,396,870	41,229	640,766
Bonds sold under repurchase agreements (*4)	1,196,237	—	1,196,237	1,196,237	—	—
Domestic exchanges payable (*3)(*5)	30,636,705	27,310,235	3,326,470	3,147,053	—	179,417

Total	37,928,035	27,326,463	10,601,572	9,740,160	41,229	820,183

	December 31, 2013
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,259,165	—	2,259,165
Receivable spot exchange (*2)	7,179,446	—	7,179,446	8,998,345	121,042	319,224
Bonds purchased under resale agreements (*2)	4,980,889	—	4,980,889	4,980,889	—	—
Domestic exchanges receivable (*2)(*5)	23,808,051	23,222,175	585,876	—	—	585,876

Total	38,227,551	23,222,175	15,005,376	13,979,234	121,042	905,100

	December 31, 2013
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	2,300,467	—	2,300,467
Payable spot exchange (*3)	7,180,609	—	7,180,609	9,008,372	—	472,704
Bonds sold under repurchase agreements (*4)	513,442	—	513,442	513,442	—	—
Domestic exchanges payable (*3)(*5)	25,992,000	23,222,175	2,769,825	2,746,298	—	23,527

Total	35,986,518	23,222,175	12,764,343	12,268,112	—	496,231

(*1)	Includes derivatives held for trading, derivatives for hedging and equity linked securities related to derivatives
(*2)	Are included in loans and receivables
(*3)	Are included in other financial liabilities
(*4)	Are included in borrowings
(*5)	A portion of total financial assets and liabilities is presented at its net amount

13. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2014	December 31, 2013
Woori Finance Holdings: (*2)
Woori Aviva Life Insurance Co., Ltd. (*1)	Life insurance	—	51.6
Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Financial, Woori Investment & Securities and Woori Private Equity Fund:
Woori Blackstone Korea Opportunity Private Equity Fund I (*3)	Finance	26.4	44.6
Woori Bank, Kyongnam Bank and Kwangju Bank:
Korea Credit Bureau Co., Ltd. (*3)(*4)	Credit information	7.2	9.0
Woori Bank, Woori Investment & Securities:
DKT (*1)	Manufacturing	—	28.2
Woori Bank and Woori F&I :
KAMCO Fifth Asset Securitization Specialty (*1)	Asset securitization	—	49.0
Woori Bank and Woori Private Equity Fund:
Phoenix Digital Tech Co., Ltd.	Semiconductor equipment	44.8	63.1
Woori Bank:
Korea Finance Security Co., Ltd. (*5)	Security service	15.3	15.3
Woori Service Networks Co., Ltd. (*5)	Freight & staffing services	4.9	4.9
Kumho Tire Co., Inc. (*7)(*8)	Manufacturing	14.2	12.5
United PF 1st Corporate Financial Stability (*4)	Finance	17.7	17.7
Chin Hung International Inc. (*8)	Construction	26.8	26.8
Poonglim Industrial Co., Ltd.(*12)	”	30.7	29.9
Ansang Tech Co., Ltd. (*9)	Manufacturing	23.0	23.0
Hana Construction Co., Ltd. (*9)	Construction	22.2	22.2
STX Engine Co., Ltd.(*7)	Manufacturing	15.0	15.0
SamHo Co., Ltd. (*7)(*8)	Construction	7.8	7.8
Force TEC Co., Ltd. (*9)	Freight & staffing services	34.4	22.6
Osung LST Co., Ltd. (*7)	Manufacturing	11.1	—
STX Corporation (*7)	Wholesale of Non- Specialized Goods	15.0	—
Woori Investment & Securities:
Woori New Alpha Fund (*1)	Investments	—	70.0
Woori F&I:
Woori SB Eleventh Asset Securitization Specialty (*1)	Asset securitization	—	45.0
Woori SB Twelfth Asset Securitization Specialty (*1)	”	—	40.0
Woori BC Pegasus Asset Securitization Specialty(*1)	”	—	30.0
Woori Stream Fourth Asset Securitization Specialty (*1)	”	—	40.0
Woori EA First Asset Securitization Specialty (*1)	”	—	40.0
Woori EA Second Asset Securitization Specialty (*1)	”	—	40.0
Woori EA Sixth Asset Securitization Specialty (*1)	”	—	40.0
Woori EA Seventh Asset Securitization Specialty (*1)	”	—	45.0
Woori EA Ninth Asset Securitization Specialty (*1)	”	—	40.0

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2014	December 31, 2013
Woori EA Eleventh Asset Securitization Specialty (*1)	Asset securitization	—	45.0
Woori EA Sixteenth Asset Securitization Specialty (*1)	”	—	30.0
Woori EA Seventeenth Asset Securitization Specialty (*1)	”	—	45.0
WR Loan Inc.(*1)	Other financial business	—	49.0
KAMCO Sixth Asset Securitization Specialty (*1)	Asset securitization	—	45.0
KAMCO Seventh Asset Securitization Specialty (*1)	”	—	45.0
Woori Fine First Asset Securitization Specialty (*1)	”	—	45.0
Woori Fine Second Asset Securitization Specialty (*1)	”	—	45.0
Woori Fine Third Asset Securitization Specialty (*1)	”	—	45.0
Woori Fine Fourth Asset Securitization Specialty (*1)	”	—	45.0
Woori HB Third Asset Securitization Specialty (*1)	”	—	40.0
Woori EA Nineteenth Asset Securitization Specialty (*1)	”	—	40.0
Woori KA First Asset Securitization Specialty (*1)	”	—	45.0
Chungdo Woori Century Security Co., Ltd. (*1)	Other financial business	—	49.5
Woori Private Equity Fund:
Woori Renaissance Holdings (*10)	Other financial business	51.6	51.6
Woori Private Equity
Woori Columbus First PEF(*11)	Other financial business	1.9	2.0
MARS Second:
Seoul Lakeside Co., Ltd. (*1)	Hotel	—	47.5

(*1)	During the year ended at December 31, 2014, Woori Aviva Life Insurance Co., Ltd., Kyongnam Bank, Kwangju Bank, Woori Investment & Securities, and Woori F&I have been deconsolidated through spin-off or disposals. As such the investments in joint ventures and associates that the deconsolidated subsidiaries were previously holding are excluded from the above list at the end of 2014.
(*2)	During the year ended December 31, 2014, Woori Finance Holdings was merged into the Bank.
(*3)	During the year ended December 31, 2014, Kyongnam Bank, Kwangju Bank, Woori Financial, and Woori have been deconsolidated through spin-off or disposals. Accordingly, the joint ownership of the Group in the entity has decreased.
(*4)	The Group can participate in decision making body and exercise significant influence over Korea Credit Bureau Co., Ltd. and the United PF 1st Corporate Financial Stability through business partnerships.
(*5)	The significant business of Woori Service Network and Korea Finance Security is transacted mostly with the Group.
(*6)	The significant transactions and events between the end of reporting date of the investees and the investors have been properly addressed.
(*7)	The Group can exercise significant influence through its position in the creditors’ council.
(*8)	The investment in associates that have quoted market prices are Kumho Tire (Current year: KRW 9,670, Previous year: KRW 11,500), Chin Hung International (Current year: KRW 1,665, Previous year: KRW 1,610), and Samho Co., Ltd. (Current year: KRW 13,150, Previous year: 3,300).
(*9)	The carrying amounts of investments in Ansang Tech Co., Ltd., Hana Construction Co., Ltd. and Force TEC Co., Ltd. are nil as of December 31, 2014 and 2013, respectively.
(*10)	The Group owns over 50% ownership of Woori Renaissance Holdings. However, it is applying the equity method of accounting as the ownership and related contracts meet the definition of joint arrangement under K-IFRS 1111 Joint Arrangements.
(*11)	As a general partner of Woori Columbus First PEF, the Group has significant influence over the entity’s operational and financial policy making process, including participating in dividend or other distribution. As such, the Group is applying the equity method of accounting.
(*12)	Poonglim Industrial Co., Ltd. acquired its treasury stocks during the year ended December 31, 2014, and as such, the ownership of the Group in the company increased.

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014
	Acquisition cost	January 1, 2014	Share of profits (losses)	Acquisi- tion	Disposal and others	Dividends	Change in Capital	Impairment	Other changes	December 31, 2014
Woori Blackstone Korea Opportunity First	83,011	93,714	11,969	—	(1,727)	(3,520)	—	—	—	100,436
Korea Credit Bureau	2,215	3,347	31	—	—	—	—	—	—	3,378
DKT	50,000	20,170	(595)	—	(19,575)	—	—	—	—	—
KAMCO Fifth Asset Securitization Specialty	8,736	3,827	521	—	(4,348)	—	—	—	—	—
Phoenix Digital Tech Co., Ltd.	1,872	3,688	(3,008)	—	921	—	(1,013)	(588)	—	—
Korea Finance Security Co., Ltd.	3,337	4,311	16	—	—	(55)	—	—	—	4,272
Woori Service Networks Co., Ltd.	108	136	6	—	—	(12)	—	—	—	130
Kumho Tire Co., Inc.	93,003	140,101	21,219	113,935	(50,007)	—	497	—	(916)	224,829
United PF 1st Corporate financial stability	191,617	203,730	(312)	—	—	—	—	—	—	203,418
Chin Hung International Inc.	60,275	45,900	(17,158)	—	—	—	(251)	—	—	28,491
Poonglim Industrial Co., Ltd.	13,917	3,079	(3,079)	—	—	—	—	—	—	—
STX Engine Co., Ltd.	47,008	47,008	(44,422)	—	—	—	(294)	—	—	2,292
SamHo Co., Ltd.	7,492	7,492	2,284	—	—	—	5	—	1,476	11,257
Force TEC Co., Ltd.	34	34	—	—	—	—	—	—	(34)	—
Osung LST Co., Ltd.	—	—	(3,806)	15,405	—	—	(4)	—	6,887	18,482
STX Corporation	—	—	918	47,323	(4,642)	—	(881)	(28,370)	—	14,348
Indonesia Woori Saudara Bank (*1)	—	—	160	67,431	(66,992)	(640)	41	—	—	—
Woori Renaissance Holdings	63,000	39,806	2,654	—	—	—	—	(6,441)	—	36,019
Woori Columbus First PEF	1,200	1,227	21	—	(84)	(80)	—	—	—	1,084

	626,825	617,570	(32,581)	244,094	(146,454)	(4,307)	(1,900)	(35,399)	7,413	648,436

	For the year ended December 31, 2013
	Acquisition cost	January 1, 2013	Share of profits (losses)	Acquisi- tion	Disposal and others	Dividends	Change in Capital	Other changes	Classification of assets as held for sales / distribute to owners	December 31, 2013
Woori Aviva Life Insurance Co., Ltd.	110,098	122,406	427	—	—	—	(12,438)	—	(110,395)	—
Woori Blackstone Korea Opportunity First	210,394	207,036	12,293	—	(47,664)	(12,868)	—	(18)	(65,065)	93,714
Korea Credit Bureau	3,115	3,931	316	—	—	—	—	—	(900)	3,347
DKT	50,000	—	(1,739)	50,000	—	—	2,280	—	(30,371)	20,170
KAMCO Fifth Asset Securitization Specialty	12,590	16,579	(4,055)	—	—	—	—	11	(8,708)	3,827
Phoenix Digital Tech Co., Ltd.	1,872	1,859	(3,477)	—	—	—	5,306	—	—	3,688
Korea Finance Security Co., Ltd.	3,337	4,244	122	—	—	(55)	—	—	—	4,311
Woori Service Networks Co., Ltd.	108	129	14	—	—	(7)	—	—	—	136
Kumho Tire Co., Inc.	113,204	156,028	20,380	—	(29,377)	—	(2,330)	(4,600)	—	140,101
United PF 1st Corporate financial stability	191,617	201,364	2,366	—	—	—	—	—	—	203,730
Chin Hung International Inc.	60,275	56,223	(10,156)	—	—	—	919	(1,086)	—	45,900
Poonglim Industrial Co., Ltd.	14,476	14,476	(16,680)	—	(553)	—	1	5,835	—	3,079
STX Engine Co., Ltd.	—	—	—	47,008	—	—	—	—	—	47,008
SamHo Co., Ltd.	—	—	—	7,492	—	—	—	—	—	7,492
Force TEC Co., Ltd.	—	—	—	34	—	—	—	—	—	34
Woori New Alpha Fund	20,370	—	(426)	20,370	—	—	—	—	(19,944)	—
Woori SB Eleventh Asset Securitization Specialty	2,026	787	(31)	—	—	—	—	—	(756)	—
Woori SB Twelfth Asset Securitization Specialty	3,077	2,030	(42)	—	—	—	—	—	(1,988)	—
Woori BC Pegasus Asset Securitization Specialty (*2)	2,908	—	1,426	—	—	—	—	(1,426)	—	—

	For the year ended December 31, 2013
	Acquisition cost	January 1, 2013	Share of profits (losses)	Acquisi- tion	Disposal and others	Dividends	Change in Capital	Other changes	Classification of assets as held for sales / distribute to owners	December 31, 2013
Woori Stream Fourth Asset Securitization Specialty	1,250	787	627	—	—	—	—	(800)	(614)	—
Woori EA First Asset Securitization Specialty (*2)	400	—	315	—	—	(60)	—	(255)	—	—
Woori EA Second Asset Securitization Specialty (*2)	400	—	(265)	—	—	—	—	265	—	—
Woori EA Sixth Asset Securitization Specialty (*2)	400	—	(968)	—	—	—	—	968	—	—
Woori EA Seventh Asset Securitization Specialty	1,611	2,324	(49)	—	—	(432)	—	—	(1,843)	—
Woori EA Ninth Asset Securitization Specialty	400	1,383	581	—	—	(841)	—	—	(1,123)	—
Woori EA Eleventh Asset Securitization Specialty	9,905	14,170	10	—	—	(1,830)	—	—	(12,350)	—
Woori EA Sixteenth Asset Securitization Specialty	5,400	4,902	(2,599)	—	—	—	—	—	(2,303)	—
Woori EA Seventeenth Asset Securitization Specialty	4,950	4,583	(4,298)	—	—	—	—	—	(285)	—
WR Loan Inc.	5	31	9	—	—	—	—	—	(40)	—
KAMCO Sixth Asset Securitization Specialty	1,448	6,499	(102)	—	(3,865)	(1,363)	(6)	—	(1,163)	—
KAMCO Seventh Asset Securitization Specialty	390	198	(14)	—	—	—	—	—	(184)	—
Woori Fine First Asset Securitization Specialty	397	11,400	9,760	—	(9,900)	(10,942)	—	—	(318)	—
Woori Fine Second Asset Securitization Specialty	5,040	5,106	2,059	—	—	(202)	—	—	(6,963)	—
Woori Fine Third Asset Securitization Specialty	7,695	—	277	7,695	—	—	(2)	—	(7,970)	—
Woori Fine Fourth Asset Securitization Specialty	10,845	—	265	10,845	—	—	(2)	—	(11,108)	—
Woori HB Third Asset Securitization Specialty(*2)	234	233	(57)	—	—	(304)	—	128	—	—
Woori EA Nineteenth Asset Securitization Specialty	400	406	3,010	—	—	(600)	—	—	(2,816)	—
Woori KA First Asset Securitization Specialty	4,500	4,500	2,889	—	—	—	—	—	(7,389)	—
Chungdo Woori Century Security Co., Ltd.	8,187	9,199	1,262	—	—	—	77	—	(10,538)	—
Woori Renaissance Holdings	63,000	38,800	1,006	—	—	—	—	—	—	39,806
Woori Columbus First PEF	1,200	—	162	1,200	(51)	(84)	—	—	—	1,227
Seoul Lakeside Co., Ltd.	198,450	146,317	5,899	—	—	—	—	—	(152,216)	—

	1,125,974	1,037,930	20,517	144,644	(91,410)	(29,588)	(6,195)	(978)	(457,350)	617,570

(*1)	During the year ended December 31, 2014, Indonesia Woori Bank merged with Saudara Bank, and changed its name into Indonesia Woori Saudara Bank. Indonesia Woori Saudara Bank is a consolidated subsidiary as at the end of 2014, therefore is excluded from the list of associates.
(*2)	Where the book value of investment in joint venture or associate is nil, the additional loss are deducted from loans that are provided to such associates or joint ventures.

(3)	Financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	December 31, 2014
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Blackstone Korea Opportunity First	380,622	873	48,887	45,351
Korea Credit Bureau Co., Ltd.	54,716	7,805	46,111	114
Phoenix Digital Tech Co., Ltd.	27,400	26,187	9,650	(4,901)
Korea Finance Security Co., Ltd.	30,990	3,108	47,398	5,527
Woori Service Networks Co., Ltd.	4,250	1,625	14,394	770
Kumho Tire Co., Inc.	4,590,346	3,323,743	3,414,009	130,010
United PF 1st Corporate Financial Stability	1,187,406	40,240	105,369	(1,962)
Chin Hung International Inc.	522,749	495,523	552,668	(11,481)
Poonglim Industrial Co., Ltd.	447,617	417,688	157,123	(16,530)
STX Engine Co., Ltd.	1,088,209	1,083,907	386,058	(27,878)
SamHo Co., Ltd.	654,477	510,878	860,851	30,025
Osung LST Co., Ltd.	172,100	101,265	86,351	(44,951)
STX Corporation	1,158,788	1,040,746	1,184,480	407,231
Woori Renaissance Holdings Inc.	88,605	23,536	6,876	(7,334)
Woori Columbus First PEF	56,936	602	1,540	(178)

	December 31, 2013
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Aviva Life Insurance Co., Ltd.	4,466,178	4,309,084	981,778	2,247
Woori Blackstone Korea Opportunity First	354,993	894	13,794	27,620
Korea Credit Bureau Co., Ltd.	63,043	16,542	51,571	4,909
DKT	486,983	348,777	155,684	(12,227)
KAMCO Fifth Asset Securitization Specialty	69,708	44,120	824	(8,275)
Phoenix Digital Tech Co., Ltd.	23,159	17,044	33,409	(251)
Korea Finance Security Co., Ltd.	31,113	2,985	45,003	6,356
Woori Service Networks Co., Ltd.	4,485	1,736	14,131	1,061
Kumho Tire Co., Inc.	4,516,507	3,453,028	3,676,336	110,580
United PF 1st Corporate Financial Stability	1,159,220	10,294	152,315	13,567
Chin Hung International Inc.	551,443	459,171	403,977	(14,915)
Poonglim Industrial Co., Ltd.	545,000	472,549	164,734	(54,314)
STX Engine Co., Ltd.	1,975,978	1,726,903	542,281	(560,405)
SamHo Co., Ltd.	680,075	565,878	646,868	8,399
Woori New Alpha Fund	26,868	139	(89)	(609)
Woori SB Eleventh Asset Securitization Specialty	1,689	9	30	(70)
Woori SB Twelfth Asset Securitization Specialty	4,978	8	52	(104)
Woori BC Pegasus Asset Securitization Specialty	5,024	15,157	6,212	4,755
Woori Stream Fourth Asset Securitization Specialty	1,541	7	2,916	1,567
Woori EA First Asset Securitization Specialty	8,835	14,530	4,430	788
Woori EA Second Asset Securitization Specialty	5,849	7,670	412	(661)
Woori EA Sixth Asset Securitization Specialty	11,587	14,718	974	(2,421)
Woori EA Seventh Asset Securitization Specialty	4,910	815	162	(110)
Woori EA Ninth Asset Securitization Specialty	10,072	7,265	2,691	1,452
Woori EA Eleventh Asset Securitization Specialty	29,087	1,643	4,479	23
Woori EA Sixteenth Asset Securitization Specialty	49,278	41,603	7,769	(8,662)
Woori EA Seventeenth Asset Securitization Specialty	37,049	36,416	4,049	(9,552)
WR Loan Inc.	1,257	1,175	180	20
KAMCO Sixth Asset Securitization Specialty	2,612	17	77	(226)
KAMCO Seventh Asset Securitization Specialty	422	3	12	(31)
Woori Fine First Asset Securitization Specialty	761	44	21,966	21,687
Woori Fine Second Asset Securitization Specialty	37,410	21,938	10,458	4,575
Woori Fine Third Asset Securitization Specialty	32,863	15,152	2,138	615
Woori Fine Fourth Asset Securitization Specialty	47,690	23,007	672	588
Woori HB Third Asset Securitization Specialty	541	860	1,063	(142)
Woori EA Nineteenth Asset Securitization Specialty	31,447	24,407	16,947	7,525
Woori KA First Asset Securitization Specialty	33,344	16,924	14,519	6,423
Chungdo Woori Century Security Co., Ltd.	23,458	2,174	2,667	2,549
Woori Renaissance Holdings Inc.	100,501	33,559	4,399	1,949
Woori Columbus First PEF	63,835	325	9,268	8,344
Seoul Lakeside Co., Ltd.	238,870	257,210	36,005	6,045

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership ratio is more than 20% as of December 31, 2014 and 2013, are as follows:

	As of December 31, 2014
	Number of shares owned	Ownership (%)
Vogo II-2 Investment Holdings Co., Ltd. (*1)	24,794,201,938 shares	36.4%
LIG engineering & construction Co., Ltd. (*2)	755,946 shares	22.8%
Orient shipyard Co., Ltd. (*2)	465,050 shares	23.0%
Jinsaeng K Co., Ltd. (*2)	2,107,432 shares	20.2%
PICITY Co., Ltd. (*2)	871,631 shares	21.1%
Gdsys Co., Ltd. (*2)	300,805 shares	21.2%
G2 Collection Co., Ltd. (*2)	12,574 shares	28.9%
Alkenz Co., Ltd. (*2)	80,402 shares	37.5%
SJ Development Co., Ltd. (*2)	70,529 shares	26.5%
Ilyang Construction Co., Ltd. (*2)	105,936 shares	40.0%
Ssangyong Engineering & Construction Co., Ltd. (*2)	2,957,728 shares	20.3%

	As of December 31, 2013
	Number of shares owned	Ownership (%)
Vogo II-2 Investment Holdings Co., Ltd. (*1)	24,548,281,071 shares	36.4%
LIG engineering & construction Co., Ltd. (*2)	755,946 shares	22.8%
Orient shipyard Co., Ltd. (*2)	465,050 shares	23.0%
Jinsaeng K Co, Ltd. (*2)	2,107,432 shares	20.2%
PICITY Co., Ltd. (*2)	871,631 shares	21.1%

(*1)	Even though the Group’s ownership ratio of the entity is more than 20% as a limited partner, it is determined that the Group does not have significant influence over the entity since the Group cannot exercise significant influence in the decision making bodies, such as investment committee, thus it has been excluded from the investment in associates.
(*2)	Even though the Group’s ownership ratio of the entity is more than 20%, it does not have significant influence over the entity due to the fact that the entity is going through workout process under receivership, thus it has been excluded from the investment in associates.

(5)	As of December 31, 2014 and 2013, the reconciliations from the net assets of associates based on the ownership ratio of the Group to its corresponding book value of investment in joint ventures and associates are as follow (Unit: Korean Won in millions except for ownership):

	As of December 31, 2014
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	Goodwill	Impairment	Intercompany transaction and others	Book value
Woori Blackstone Korea Opportunity First	379,749	26.4	100,248	—	—	188	100,436
Korea Credit Bureau	46,911	7.2	3,378	—	—	—	3,378
Phoenix Digital Tech Co., Ltd.	1,213	44.8	543	45	(588)	—	—
Korea Finance Security Co., Ltd.	27,882	15.3	4,272	—	—	—	4,272
Woori Service Networks Co., Ltd.	2,625	4.9	130	—	—	—	130
Kumho Tire Co., Inc. (*1)	1,228,329	14.2	173,820	48,459	—	2,550	224,829
United PF 1st Corporate financial stability	1,147,166	17.7	203,418	—	—	—	203,418
Chin Hung International Inc. (*1)	26,650	26.8	7,132	21,359	—	—	28,491
Poonglim Industrial Co., Ltd. (*1)	(159,358)	30.7	(48,994)	—	—	48,994	—
STX Engine Co., Ltd. (*1)	(93,532)	15.0	(14,029)	—	—	16,321	2,292
SamHo Co., Ltd.	143,599	7.8	11,257	—	—	—	11,257
Osung LST Co., Ltd. (*1)	(295,129)	11.1	(32,897)	51,379	—	—	18,482
STX Corporation (*1)	117,709	15.0	17,639	24,610	(28,370)	469	14,348
Woori Renaissance Holdings	65,069	51.6	33,576	—	(6,441)	8,884	36,019
Woori Columbus First PEF	56,334	1.9	1,082	6	—	(4)	1,084

	As of December 31, 2013
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	Goodwill	Difference in fair value	Intercompany transaction and others	Book value
Woori Aviva Life Insurance Co., Ltd.	157,094	51.6	81,029	20,525	8,841	—	110,395
Woori Blackstone Korea Opportunity First	354,099	44.6	157,751	—	—	1,028	158,779
Korea Credit Bureau	46,501	9.0	4,185	—	—	62	4,247
DKT	138,206	28.2	39,002	—	11,539	—	50,541
KAMCO Fifth Asset Securitization Specialty (*2)	25,588	49.0	12,538	—	—	(3)	12,535
Phoenix Digital Tech Co., Ltd.	6,115	63.1	3,643	45	—	—	3,688
Korea Finance Security Co., Ltd.	28,128	15.3	4,311	—	—	—	4,311
Woori Service Networks Co., Ltd.	2,749	4.9	136	—	—	—	136
Kumho Tire Co., Inc. (*1)	1,063,479	12.5	128,248	15,125	—	(3,272)	140,101
United PF 1st Corporate financial stability	1,148,926	17.7	203,730	—	—	—	203,730
Chin Hung International Inc. (*1)	92,272	26.8	24,541	21,359	—	—	45,900
Poonglim Industrial Co., Ltd.	72,451	29.9	(35,275)	38,354	—	—	3,079
STX Engine Co., Ltd.	249,075	15.0	32,080	14,928	—	—	47,008
SamHo Co., Ltd.	114,197	7.8	8,952	—	—	(1,460)	7,492
Woori New Alpha Fund	26,729	70.0	18,710	1,234	—	—	19,944
Woori SB Eleventh Asset Securitization Specialty	1,680	45.0	756	—	—	—	756
Woori SB Twelfth Asset Securitization Specialty	4,970	40.0	1,988	—	—	—	1,988
Woori BC Pegasus Asset Securitization Specialty	(10,133)	30.0	(3,040)	—	—	—	—
Woori Stream Fourth Asset Securitization Specialty	1,534	40.0	614	—	—	—	614
Woori EA First Asset Securitization Specialty	(5,695)	40.0	(2,278)	—	—	—	—
Woori EA Second Asset Securitization Specialty	(1,821)	40.0	(728)	—	—	—	—
Woori EA Sixth Asset Securitization Specialty	(3,131)	40.0	(1,252)	—	—	—	—
Woori EA Seventh Asset Securitization Specialty	4,095	45.0	1,843	—	—	—	1,843
Woori EA Ninth Asset Securitization Specialty	2,807	40.0	1,123	—	—	—	1,123
Woori EA Eleventh Asset Securitization Specialty (*2)	27,444	45.0	12,350	—	—	—	12,350
Woori EA Sixteenth Asset Securitization Specialty	7,675	30.0	2,303	—	—	—	2,303
Woori EA Seventeenth Asset Securitization Specialty	633	45.0	285	—	—	—	285
WR Loan Inc.	82	49.0	40	—	—	—	40

	As of December 31, 2013
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	Goodwill	Difference in fair value	Intercompany transaction and others	Book value
KAMCO Sixth Asset Securitization Specialty (*2)	2,595	45.0	1,163	—	—	—	1,163
KAMCO Seventh Asset Securitization Specialty (*2)	419	45.0	184	—	—	—	184
Woori Fine First Asset Securitization Specialty (*2)	717	45.0	318	—	—	—	318
Woori Fine Second Asset Securitization Specialty	15,472	45.0	6,963	—	—	—	6,963
Woori Fine Third Asset Securitization Specialty	17,711	45.0	7,970	—	—	—	7,970
Woori Fine Fourth Asset Securitization Specialty	24,683	45.0	11,108	—	—	—	11,108
Woori HB Third Asset Securitization Specialty	(319)	40.0	(128)	—	—	—	—
Woori EA Nineteenth Asset Securitization Specialty	7,040	40.0	2,816	—	—	—	2,816
Woori KA First Asset Securitization Specialty	16,420	45.0	7,389	—	—	—	7,389
Chungdo Woori Century Security Co., Ltd. (*2)	21,284	49.5	10,538	—	—	—	10,538
Woori Renaissance Holdings	66,942	51.6	39,806	—	—	—	39,806
Woori Columbus First PEF	63,510	2.0	1,227	—	—	—	1,227
Seoul Lakeside Co., Ltd.	(18,340)	47.5	(8,712)	160,928	—	—	152,216

(*1)	The net asset amount is after considering preferred stocks.
(*2)	The equity method of accounting has been applied reflecting the ownership ratios of the first-tier and the second-tier common stocks.

14. INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Acquisition cost	381,668	359,832
Accumulated depreciation	(24,118)	(19,212)

Net carrying value	357,550	340,620

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014	For the year ended December 31, 2013
Beginning balance	340,620	491,685
Acquisition	—	513
Disposal	—	(6,583)
Depreciation	(3,859)	(5,210)
Impairment loss (reversal)	—	(855)
Transfer	21,760	(7,166)
Classified to assets held for sale	—	(3,594)
Foreign currencies translation adjustments	31	(11)
Others	(1,002)	(592)
Classified into disposal group held for sale	—	(70,900)
Classified into disposal group held for distribution to owners	—	(56,667)

Ending balance	357,550	340,620

(3)	Fair value of investment properties is amounting to 394,159 million Won and 352,297 million Won as of December 31, 2014 and 2013, respectively. The fair value of investment property, based on the assessment that was independently performed by external appraisal agencies, is classified as level 3 on the fair value hierarchy as of December 31, 2014 and 2013.

(4)	Rental fee earned from investment properties is amounting to million Won and 5,311 million Won and 4,135 million Won as of December 31, 2014 and 2013, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Premises and equipment are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,514,698	817,559	920,222	374,436	102	20	3,627,037
Accumulated depreciation	—	(111,035)	(710,634)	(304,251)	—	(15)	(1,125,935)

Net carrying value	1,514,698	706,524	209,588	70,185	102	5	2,501,102

	December 31, 2013
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,516,364	797,672	1,013,319	344,776	31	20	3,672,182
Accumulated depreciation	—	(93,742)	(757,637)	(284,347)	—	(15)	(1,135,741)

Net carrying value	1,516,364	703,930	255,682	60,429	31	5	2,536,441

(2)	Changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,516,364	703,930	255,682	60,429	31	5	2,536,441
Acquisition	1,206	24,950	70,622	30,183	818	—	127,779
Disposal	(4)	—	(31,245)	(1,195)	(314)	—	(32,758)
Depreciation	—	(23,390)	(88,873)	(26,423)	—	—	(138,686)
Classified to assets held for sale	(2,019)	(4,819)	(66)	—	—	—	(6,904)
Foreign currencies translation adjustment	46	39	197	410	(439)	—	253
Acquisition through business combination	10,719	9,880	3,081	196	6	—	23,882
Transfer	(11,614)	(10,146)	—	—	—	—	(21,760)
Others	—	6,080	190	6,585	—	—	12,855

Ending balance	1,514,698	706,524	209,588	70,185	102	5	2,501,102

	For the year ended December 31, 2013
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,827,026	945,103	340,304	68,729	4,376	5	3,185,543
Acquisition	5,695	35,097	107,125	28,902	5,122	—	181,941
Disposal	(4,527)	(2,781)	(4,791)	(1,566)	—	—	(13,665)
Depreciation	—	(32,359)	(125,631)	(33,514)	—	—	(191,504)
Classified to assets held for sale	(955)	(1,834)	—	—	—	—	(2,789)
Foreign currencies translation adjustment	(30)	(241)	(586)	47	(20)	—	(830)
Others	3,318	9,627	2,803	9,697	(8,584)	—	16,861
Classified into disposal group held for sale	(169,171)	(104,957)	(38,735)	(1,805)	(863)	—	(315,531)
Classified into disposal group held for distribution to owners	(144,992)	(143,725)	(24,807)	(10,061)	—	—	(323,585)

Ending balance	1,516,364	703,930	255,682	60,429	31	5	2,536,441

16. INTANGIBLE ASSETS AND GOODWILL

(1)	Intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Goodwill	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	107,541	163,675	554	180,983	409,972	27,366	890,091
Accumulated depreciation	—	(115,854)	(226)	(125,646)	(346,402)	—	(588,128)
Accumulated impairment losses	—	—	—	—	(2,763)	(3,472)	(6,235)

Net carrying value	107,541	47,821	328	55,337	60,807	23,894	295,728

	December 31, 2013
	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	3,107	166,829	571	220,121	401,006	25,742	817,376
Accumulated depreciation	(3,107)	(111,531)	(284)	(129,692)	(299,107)	—	(543,721)
Accumulated impairment losses	—	—	—	—	(299)	(4,430)	(4,729)

Net carrying value	—	55,298	287	90,429	101,600	21,312	268,926

(2)	Changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014
	Goodwill	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	—	55,298	287	90,429	101,600	21,312	268,926
Acquisition	1,418	20,418	101	29,990	17,809	1,925	71,661
Disposal	—	(10,839)	—	(36,092)	(38,564)	(114)	(85,609)
Amortization	—	(16,923)	(72)	(21,167)	(47,051)	—	(85,213)
Impairment loss	—	—	—	—	127	(1,900)	(1,773)
Foreign currencies translation adjustment	63	—	—	1	9	80	153
Others	—	—	12	(6,848)	1,158	2,591	(3,087)
Classified into disposal group held for sale	—	(133)	—	(976)	—	—	(1,109)
Acquisition through business combination	106,060	—	—	—	25,719	—	131,779

Ending balance	107,541	47,821	328	55,337	60,807	23,894	295,728

	For the year ended December 31, 2013
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	131,779	4,321	45,240	184	77,369	113,907	60,607	433,407
Acquisition	—	—	28,533	173	43,289	37,696	9,513	119,204
Disposal	—	—	(1,875)	—	(1,701)	(754)	(3,156)	(7,486)
Amortization	—	(855)	(17,138)	(64)	(27,509)	(57,436)	—	(103,002)
Impairment loss	(40,556)	(3,471)	—	—	—	(299)	(4,660)	(48,986)
Foreign currencies translation adjustment	—	5	—	—	—	(59)	(85)	(139)
Others	—	—	1,467	—	39	22,446	1,702	25,654
Classified into disposal group held for sale	(91,223)	—	(152)	—	(596)	(3,515)	(28,605)	(124,091)
Classified into disposal group held for distribution to owners	—	—	(777)	(6)	(462)	(10,386)	(14,004)	(25,635)

Ending balance	—	—	55,298	287	90,429	101,600	21,312	268,926

17. ASSETS HELD FOR SALE

Assets held for sale recognized are 8,013 million Won and 587 million Won as of December 31, 2014 and 2013, respectively.

18. ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2014
		Collateral given to	Amount	Reason for collateral
Due from banks		Korea Investment Securities and others	105,521	Margin deposit for future or option and others
Financial assets at FVTPL	Industrial and financial debt securities and others	Kiwoom Asset Management and others	9,851	Related to bonds sold under repurchase agreements (*2)
	Financial institutions debt securities and others	Daewoo Securities and others	309,213	Collaterals for customer RP
AFS financial assets	Korean treasury and government agencies bonds	BANCO BILBAO VIZCAYA ARGENARIA	926,796	Related to bonds sold under repurchase agreements (*2)
	Financial institutions debt securities and others	Bank of Korea and others	2,064,586	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	650,937	Related to bonds sold under repurchase agreements (*2)
	Korean treasury and government agencies bonds and others	Bank of Korea and others	3,063,448	Settlement risk and others
Land and building		Credit Counselling & Recovery Service	8,928	Leasehold rights and others

		Total	7,139,280

		December 31, 2013
		Collateral given to	Amount (*1)	Reason for collateral
Due from banks		Samsung Securities and others	18,242	Margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Korea Securities Depository and others	13,112,614	Collaterals for customer RP
AFS financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	211,629	Related to bonds sold under repurchase agreements (*2)
	Financial institutions debt securities and others	Bank of Korea and others	2,336,541	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	893,123	Related to bonds sold under repurchase agreements (*2)
	Korean treasury and government agencies bonds and others	Bank of Korea and others	3,974,617	Settlement risk and others
Land and building		Shinhan Card Co., Ltd. and others	18,491	Leasehold rights and others

		Total	20,565,257

(*1)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.
(*2)	The assets are not derecognized as there are the repurchase agreements at predetermined price or original sale price added with certain rate of return. Collaterals are provided, and the purchasers are eligible to dispose or provide them as collateral. The Group recognizes the relevant amount as liability (bond sold under repurchase agreements) due to derecognition.

(2)	The carrying amounts of buildings acquired through foreclosure are as follow (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Land	189	—
Building	—	329

(3)	Loaned securities are as follows (Unit: Korean Won in millions):

		December 31, 2014	December 31, 2013 (*)	Loaned to
Financial assets at FVTPL	Korean treasury and government agencies bonds	—	110,090	Korea Money Brokerage Corp. and others
	Korean treasury and government agencies securities	14,737	35,880	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	686,096	320,013	Korea Securities Depository

	Total	700,833	465,983

(*)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

Loaned securities are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities relates to loaned securities.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2014 and 2013 are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	6,790,215	—

	December 31, 2013 (*)
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	4,913,671	82,925

(*)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

19. OTHER ASSETS

Other assets are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Prepaid expenses	131,267	174,344
Advance payments	1,097	739
Non-operative assets	189	329
Others	12,604	3,474

Total	145,157	178,886

20. FINANCIAL LIABILITY AT FVTPL

(1)	Financial liabilities at FVTPL consist of as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Financial liabilities held for trading	2,153,782	2,105,301
Financial liabilities designated at FVTPL	521,572	401,947

Total	2,675,354	2,507,248

(2)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Deposits due to Customers:
Gold banking liabilities	13,927	9,254
Derivative liabilities	2,139,855	2,096,047

Total	2,153,782	2,105,301

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Equity linked securities index:
Equity linked securities index in short position	362,308	218,788
Debentures:
Debentures in local currency	97,590	125,529
Debentures in foreign currencies	61,674	57,630

Sub-total	159,264	183,159

Total	521,572	401,947

(4)	Credit risk adjustment to financial liabilities designated at FVTPL is as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Financial liabilities designated at FVTPL subject to credit risk adjustments	521,572	401,947
Credit risk adjustments	(2,612)	(2,905)
Accumulated changes in credit risk adjustments	(45,561)	2,422

Credit risk adjustments are applied to reflect the Group’s own credit risk when measuring derivative liabilities at fair value. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit ratings.

(5)	The differences between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Carrying amount	521,572	401,947
Nominal amount at maturity	623,461	520,650

	(101,889)	(118,703)

21. DEPOSITS DUE TO CUSTOMERS

Deposits sorted by interest type are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Deposits in local currency
Demand deposits	10,090,772	11,690,841
Time deposits	161,697,250	146,131,999
Mutual funds	46,072	53,189
Deposits on notes payables	486,356	352,577
Deposits on CMA	276,484	338,265
Certificate of deposits	740,090	3,297,551
Other deposits	1,281,595	1,236,910

Sub-total	174,618,619	163,101,332

Deposits in foreign currencies	13,902,989	12,264,621
Present value discount	(5,143)	(42,309)

Total	188,516,465	175,323,644

22. BORROWINGS AND DEBENTURES

(1)	Borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2014
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the Bank of Korea	The Bank of Korea	0.5 ~ 1.0	803,317
Borrowings from government funds	Small and Medium Business Corporation and others	0.0 ~ 3.5	1,680,175
Others	The Korea Development Bank and others	0.0 ~ 3.8	4,229,396

Sub-total			6,712,888

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea	0.0 ~ 3.7	7,921,772
Offshore borrowings in foreign currencies	Barclays Bank PLC	0.5	17,375

Sub-total			7,939,147

Bills sold	Others	0.0 ~ 2.6	87,692
Call money	Banks	0.0 ~ 3.9	1,771,733
Bonds sold under repurchase agreements	Other financial institutions	1.3 ~ 10.6	1,196,237
Present value discount			(102)

Total			17,707,595

	December 31, 2013
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the Bank of Korea	The Bank of Korea	0.5 ~ 1.0	513,841
Borrowings from government funds	Small and Medium Business Corporation and others	0.0 ~ 3.5	1,790,146
Others	Seoul Metropolitan Government and others	0.0 ~ 3.8	4,185,524

Sub-total			6,489,511

Borrowings in foreign currencies:
Borrowings in foreign currencies	Bank of communication and others	0.0 ~ 12.0	6,225,236
Offshore borrowings in foreign currencies	Toronto Dominion Bank SG and others	0.8	21,106

Sub-total			6,246,342

Bills sold	Others	0.0 ~ 2.7	111,096
Call money	Banks	0.0 ~ 7.8	4,871,976
Bonds sold under repurchase agreements	Other financial institutions	1.4 ~ 10.6	513,442
Present value discount			(856)

Total			18,231,511

(2)	Debentures are as follows (Unit: Korean Won in millions):

	December 31, 2014		December 31, 2013
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond
Ordinary bonds	0.8 ~ 10.5	18,564,367	0.8~10.5	14,687,044
Subordinated bonds	3.4 ~ 10.3	6,248,349	3.4~10.3	6,995,786
Other bonds		51,601		53,006

Sub-total		24,864,317		21,735,836

Discounts on bond		(68,413)		(58,162)

Total		24,795,904		21,677,674

23. PROVISIONS

(1)	Provisions are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Asset retirement obligation	29,733	23,513
Provision for guarantee (*1)	509,320	501,948
Provision for loan commitments	90,449	123,930
Provision for credit card points	5,548	6,441
Other provisions (*2)	56,959	28,967

Total	692,009	684,799

(*1)	Provision for guarantee includes provision for financial guarantee of 159,149 million Won and 123,228 million Won as of December 31, 2014 and 2013, respectively.
(*2)	Other provisions consist of provision for litigation, provision for loss recovery, and others.

(2)	Changes in provisions except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014
	Provision for guarantees	Provision for loan commitments	Provision for credit card points	Other provisions	Total
Beginning balance	501,948	123,930	6,441	28,967	661,286
Provisions provided	46,191	2,613	12,507	41,963	103,274
Provisions used	(38,402)	30	(13,400)	(26,208)	(77,980)
Reversal of unused amount	(31,877)	(36,158)	—	—	(68,035)
Others	31,460	34	—	12,237	43,731

Ending balance	509,320	90,449	5,548	56,959	662,276

	For the year ended December 31, 2013
	Provision for guarantees	Provision for loan commitments	Provision for credit card points	Other provisions	Total
Beginning balance	421,520	158,395	7,181	254,538	841,634
Provisions provided	96,164	—	13,051	72,656	181,871
Provisions used	1,470	4,015	(13,018)	(86,559)	(94,092)
Reversal of unused amount	(3,683)	(13,216)	(14)	(9,159)	(26,072)
Classified into disposal group held for sale	(578)	(361)	—	(12,006)	(12,945)
Classified into disposal group held for distribution to owners	(12,945)	(24,903)	(759)	(190,503)	(229,110)

Ending balance	501,948	123,930	6,441	28,967	661,286

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014	For the year ended December 31, 2013
Beginning balance	23,513	22,024
Provisions provided	932	4,553
Provisions used	(746)	(1,532)
Depreciation	519	433
Reversal of unused amount	(143)	(1,800)
Increase in restoration costs and others	5,658	9,175
Classified into disposal group held for sale	—	(4,619)
Classified into disposal group held for distribution to owners	—	(4,721)

Ending balance	29,733	23,513

24. NET DEFINED BENEFIT LIABILITY

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through Defined Benefit Retirement Pension Plan and the major significant risks are as follows:

Volatility of Asset

The defined benefit obligation was estimated with a discount rate which is calculated based on the yield of blue chip corporate bonds in Korea. A deficit may occur if the rate of return on plan assets falls short of the discount rate. The plan assets include equity instruments are exposed to the related volatility and risks.

Decrease in Yield of Blue Chip Bonds

A decrease in yield of blue chip bonds may result in increase in defined benefit liability although the increase in the value of some debt securities in the defined benefit plan would set it off partially.

Risk of Inflation

Defined benefit obligations are correlated to the inflation rate; the higher the inflation rate is, the higher the level of liabilities. As a result, a deficit may occur in the plan. However, the plan assets are less impacted since the plan assets consist of mainly debt securities with fixed rates and equity instruments.

(1)	The net defined benefit liability is as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Defined benefit obligation	683,961	509,849
Fair value of plan assets	(608,370)	(438,247)

Net defined benefit liability	75,591	71,602

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014	For the year ended December 31, 2013
Beginning balance	509,849	562,285
Current service cost	118,651	160,216
Interest cost	20,016	21,352
Remeasurements	72,990	(7,299)
Foreign currencies translation adjustments	(133)	2,742
Retirement benefit paid	(32,422)	(38,787)
Past service cost	—	470
Curtailment or settlement	(5,570)	(4,082)
Others	580	2,542
Classified into disposal group held for sale	—	(68,177)
Classified into disposal group held for distribution to owners	—	(121,413)

Ending balance	683,961	509,849

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014	For the year ended December 31, 2013
Beginning balance	438,247	395,989
Interest income	20,804	21,085
Remeasurements	(5,504)	(2,489)
Employer’s contributions	184,141	147,633
Retirement benefit paid	(22,849)	(28,615)
Settlement	(5,525)	(3,725)
Others	(944)	1,277
Classified into disposal group held for sale	—	(60,348)
Classified into disposal group held for distribution to owners	—	(32,560)

Ending balance	608,370	438,247

(4)	Plan assets mainly consist of deposits that represent 100% and 91.48% of plan assets as of December 31, 2014 and 2013, respectively. Among plan assets, realized returns on plan assets amount to 15,300 million Won and 18,596 million Won for the years ended December 31, 2014 and 2013, respectively.

(5)	Current service cost, net interest expense, past service cost, loss on the curtailment or settlement and remeasurements recognized in the consolidated statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014	For the year ended December 31, 2013
Current service cost	118,651	160,216
Net interest expense	(788)	267
Past service cost	—	470
Loss on the curtailment or settlement	(45)	(357)
Reclassification to discontinued operations	—	(40,681)
Cost recognized in net income	117,818	119,915
Remeasurements	78,494	(4,810)

Cost recognized in total comprehensive income	196,312	115,105

Retirement benefit service costs related to defined contribution plans are recognized 3,543 million Won and 2,967 million Won for the years ended December 31, 2014 and 2013, respectively.

(6)	Key actuarial assumptions used in defined benefit liability assessment are as follows:

	December 31, 2014	December 31, 2013
Discount rate	3.29%	4.28%
Future wage growth rate	5.74%	5.72%
Retirement rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		Defined benefit obligation as of
		December 31, 2014	December 31, 2013
Discount rate	Increase by 1% point	(66,278)	(46,842)
	Decrease by 1% point	76,296	54,152
Future wage growth rate	Increase by 1% point	76,040	54,684
	Decrease by 1% point	(67,267)	(48,082)

25. OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Other financial liabilities:
Payables	4,532,101	8,311,513
Accrued expenses	2,343,332	2,291,716
Borrowings from trust accounts	3,475,353	3,361,478
Agency business revenue	433,594	406,576
Foreign exchange payables	375,059	650,429
Domestic exchange payables	3,386,529	2,872,725
Miscellaneous liabilities	2,345,433	2,024,311
Present value discount	(1,714)	(3,801)

Sub-total	16,889,687	19,914,947

Other liabilities:
Deferred Income	164,431	157,944
Other miscellaneous liabilities	226,239	253,334

Sub-total	390,670	411,278

Total	17,280,357	20,326,225

26. DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2014
		Assets		Liabilities
	Nominal amount	Fair value hedge	For trading	For trading
Interest rate:
Interest rate futures	21,640	—	—	—
Interest rate swap	106,014,214	182,990	1,097,849	1,140,917
Long interest rate options	1,658,180	—	11,985	—
Short interest rate options	1,788,180	—	—	10,638
Currency:
Currency futures	382,577	—	—	—
Currency forwards	40,078,267	—	415,209	342,778
Currency swaps	20,902,464	—	504,858	572,985
Long currency option	1,433,050	—	45,617	—
Short currency option	1,614,028	—	—	18,176
Stock:
Stock futures	46,400	—	—	—
Stock swaps	10,000	—	522	—
Long index option	352,943	13,071	1,070	—
Short index option	767,978	—	—	19,916
Others:
Other futures	592	—	—	—
Other swaps	53,035	—	4,481	4,468
Long option	249,081	—	29,876	—
Short option	261,883	—	—	29,977

Total	175,634,512	196,061	2,111,467	2,139,855

	December 31, 2013
		Assets		Liabilities
	Nominal amount	Fair value hedge	For trading	Fair value Hedge	For trading
Interest rate:
Interest rate futures	31,722	—	—	—	—
Interest rate swap	122,337,393	131,386	996,279	13	1,025,354
Long interest rate options	737,963	—	11,355	—	—
Short interest rate options	2,722,963	—	—	—	8,570
Currency:
Currency futures	1,416,265	—	—	—	—
Currency forwards	28,984,290	—	353,456	—	375,259
Currency swaps	19,653,370	—	713,975	—	655,198
Long currency option	642,132	—	51,497	—	—
Short currency option	644,770	—	—	—	8,392
Stock:
Stock futures	54,126	—	—	—	—
Stock swaps	10,000	—	—	—	22
Long stock option	273,511	24	55,105	—	—
Short stock option	1,065,422	—	—	1,772	20,340
Others:
Other futures	660	—	—	—	—
Other forwards	12,607	—	268	—	507
Other swaps	160,430	—	2,496	—	2,356
Short option	8,346	—	—	—	49

Total	178,755,970	131,410	2,184,431	1,785	2,096,047

Derivatives held for trading purpose are classified into financial assets or liabilities at FVTPL and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position (see Notes 7 and 20).

(3)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014	For the year ended December 31, 2013
Gains or losses from hedged items	(64,158)	114,053
Gains or losses from hedging instruments	63,442	(108,290)

27. DAY 1 PROFIT OR LOSS

Changes in details of deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014	For the year ended December 31, 2013
Beginning balance	6,256	65,267
Acquisitions	13,367	100,110
Amounts recognized in profits or losses	(6,124)	(59,389)
Classified into disposal group held for sale	—	(99,732)

Ending balance	13,499	6,256

In case some variables to measure fair values of financial instruments were not observable or available in the market, valuation techniques were utilized to evaluate such financial instruments. Those financial instruments were recorded at the fair value produced by the valuation techniques as at the time of acquisition, even though there were difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28. CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	December 31, 2014	December 31, 2013
Authorized shares of common stock	5,000,000,000 Shares	2,400,000,000 shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	676,278,371 Shares	806,015,340 shares

(2)	Changes in numbers of issued shares of common stock are as follows (Unit: Shares):

	December 31, 2014	December 31, 2013
Beginning balance	806,015,340	806,015,340
Changes due to the Spin-off	(129,736,969)	—
Ending balance	676,278,371	806,015,340

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Capital in excess of par value	269,533	109,025
Other capital surplus	21,533	67,477

Total	291,066	176,502

29. HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	December 31, 2014	December 31, 2013
Local currency	June 20, 2008	June 20, 2038	7.7	255,000	—
	November 22, 2011	November 22, 2041	5.9	310,000	310,000
	March 8, 2012	March 8, 2042	5.8	190,000	190,000
	April 25, 2013	April 25, 2043	4.4	500,000	—
	November 13, 2013	November 13, 2043	5.7	200,000	—
	December 12, 2014	December 12, 2044	5.2	160,000	—
Foreign currency	May 2, 2007	May 2, 2037	6.2	930,900	—
Issuance cost				(7,077)	(1,593)

Total				2,538,823	498,407

With respect to the hybrid securities issued, the contractual agreements allow the Group to indefinitely extend the maturity date and defer the payment of interest. If the Group makes a resolution not to pay dividends on common stock, and then, the Group is exonerated from interest payment on the hybrid securities.

30. OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Other comprehensive income:
Gain on available-for-sale financial assets	300,994	204,110
Share of other comprehensive income of joint ventures and associates	2,779	4,690
Loss on foreign currency translation for foreign operations	(107,721)	(117,793)
Remeasurement of the net defined benefit liability	(119,375)	(59,877)
Cash flow hedges	(10,371)	(8,359)

Sub-total	66,306	22,771

Treasury shares (*)	(37,594)	(14)
Other capital adjustments
Capital adjustments from the Spin-off (Note 48)	(2,185,666)	—
Capital adjustments from the merger with Woori Finance Holdings	(178,060)	—
Others	(58,124)	(58,124)

Sub-total	(2,421,850)	(58,124)

Total	(2,393,138)	(35,367)

(*)	As of December 31, 2013, the Group holds 2,000 shares (14 million Won) of its treasury shares, through having acquired as a buyback of odd-lot share when exchanging the shares of Woori Investment & Securities. As of December 31, 2014, the Group is holding 3,007,144 shares (37,594 million Won) through the following transactions in the year ended at December 31, 2014: acquisition due to the spin-off of Kyongnam Bank and Kwangju Bank, 27,157 shares (345 million Won), acquisition due to the treasury stock trust, 2,913,155 shares (36,429 million Won), and acquisition due to the claims for stock repurchase from the shareholders who opposed to the merger, 64,832 shares (806 million Won).

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014
	Beginning balance (*)	Increase (decrease) on valuation	Re- classification adjustments	Income tax effect	Changes due to the Spin-off	Ending balance
Gain (loss) on available-for-sale financial assets	279,398	354,856	(241,216)	(27,102)	(64,942)	300,994
Share of other comprehensive income (loss) of joint ventures and associates	5,753	(3,464)	(244)	734	—	2,779
Gain (loss) on foreign currency translation of foreign operations	(136,576)	2,186	37,094	(10,425)	—	(107,721)
Remeasurement of the net defined benefit liability	(68,408)	(81,476)	(900)	18,950	12,459	(119,375)
Cash flow hedges	7,928	(6,844)	(13,671)	2,296	(80)	(10,371)

Total	88,095	265,258	(218,937)	(15,547)	(52,563)	66,306

(*)	The beginning balance incorporates the accumulated other comprehensive income from subsidiaries that were reclassified into disposal group held for sale and disposal groups held for distribution to owners.

	For the year ended December 31, 2013
	Beginning balance	Increase (decrease) on valuation	Re- classification adjustments	Income tax effect	Classified into disposal group held for sale	Classified into disposal group held for distribution to owners	Ending balance
Gain (loss) on available-for-sale financial assets	313,180	8,089	(17,110)	(24,761)	(28,923)	(46,365)	204,110
Share of other comprehensive income (loss) of joint ventures and associates	12,128	(7,269)	—	894	(3,662)	2,599	4,690
Gain (loss) on foreign currency translation of foreign operations	(84,577)	(70,728)	(10)	18,739	18,783	—	(117,793)
Remeasurement of the net defined benefit liability	(75,323)	2,508	—	4,407	(592)	9,123	(59,877)
Cash flow hedges	8,693	(650)	811	(926)	(15,426)	(861)	(8,359)

Total	174,101	(68,050)	(16,309)	(1,647)	(29,820)	(35,504)	22,771

31. RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		December 31, 2014	December 31, 2013
Legal reserve	Legal reserve	1,463,754	1,075,539
	Other legal reserve	41,472	—

	Sub-total	1,505,226	1,075,539

Voluntary reserve	Business rationalization reserve	8,000	—
	Reserve for financial structure improvement	235,400	—
	Additional reserve	8,134,544	—
	Regulatory reserve for credit loss	1,298,335	858
	Revaluation reserve	760,455	—
	Other voluntary reserve	11,700	8,656,000

	Sub-total	10,448,434	8,656,858

Retained earnings before appropriation		2,211,698	3,380,293

	Total	14,165,358	13,112,690

i.	Legal reserve

In accordance with the Act of Banking Law, legal reserve are appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Tax Exemption and Reduction Control Law, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

In 2002, the Finance Supervisory Services recommended banks in Korea to appropriate at least ten percent of net income after accumulated deficit for financial structure improvement, until simple capital ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital.

v.	Additional reserve and other voluntary reserve

Additional reserve and other voluntary reserve were appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank discloses such short fall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be the recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Beginning balance	13,112,690	13,881,378
Net income (loss) attributable to owners	1,213,980	(537,688)
Changes due to the Spin-off	(110,405)	—
Dividends on common stock	—	(201,503)
Dividends on hybrid securities	(50,129)	(29,399)
Others	(778)	(98)

Ending balance	14,165,358	13,112,690

32. REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Bank shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	December 31, 2014	December 31, 2014
Beginning balance	1,800,387	1,685,623
Planned reversal of regulatory reserve (reverse) for credit loss	(44,245)	114,764

Ending balance	1,756,142	1,800,387

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	For the years ended December 31
	2014 (*1)	2013 (*2)
Net income (loss)	1,207,969	(713,435)
Provision (reversal) of regulatory reserve for credit loss	(44,245)	114,764
Adjusted net income (loss) after the provision (reversal) of regulatory reserve	1,252,214	(828,199)
Adjusted EPS (or loss per share) after the provision (reversal) of regulatory reserve	1,512	(1,256)

(*1)	The amounts are calculated using the balance of regulatory reserve for credit loss of Woori Finance Holdings as of January 1, 2014. If it was calculated using the balance of Woori Bank, the required provision of regulatory reserve for credit loss amounted to 505,805 million Won, the adjusted net income after provision of regulatory reserve amounted to 702,164 million Won, and the adjusted EPS after the provision of regulatory reserve amounted to 746 Won, respectively.
(*2)	If it was calculated solely based on the owner’s equity of Woori Finance Holdings, the net loss before the provision of regulatory reserve amounted to 537,688 million Won, the required provision of regulatory reserve for credit loss amounted to 135,077 million Won, the adjusted net loss after provision of regulatory reserve amounted to 672,765 million Won, and the adjusted loss per share after the provision of regulatory reserve amounted to 871 Won, respectively.

33. DIVIDENDS

The Bank is to pay out 336,635 million Won (500 Won per share) as dividend for the year ended December 31, 2014, and it will be reviewed and approved at the shareholders’ meeting on March 27, 2015. As such, the separate statement of financial position as of December 31, 2014 does not incorporate such unpaid dividend.

34. NET INTEREST INCOME

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Financial assets at FVTPL	70,653	109,202
AFS financial assets	359,986	376,933
HTM financial assets	441,626	483,515
Loans and receivables:
Interest on due from banks	104,633	120,041
Interest on loans	8,183,844	8,349,900
Interest of other receivables	50,498	53,792

Sub-total	8,338,975	8,523,733

Total	9,211,240	9,493,383

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Interest on deposits due to customers	3,450,786	3,649,810
Interest on borrowings	251,804	253,752
Interest on debentures	885,365	960,529
Interest expense on others	130,267	137,270

Total	4,718,222	5,001,361

35. NET FEES AND COMMISSIONS INCOME

(1)	Fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Banking fees (*)	641,332	671,257
Guarantee fees	75,997	91,312
Fees from project financing	12,717	12,697

Credit card fees	746,811	668,910
CMA management fees	—	789
Brokerage fees	61,472	62,933
Others	59,686	57,326

Total	1,598,015	1,565,224

(*)	Banking fees include agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Fees paid	115,480	117,268
Credit card commissions	555,496	511,776
Brokerage commissions	168	210
Others	9,856	9,469

Total	681,000	638,723

36. DIVIDEND INCOME

Dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Dividend from financial assets at FVTPL	3,178	7,283
Dividend from AFS financial assets	93,634	80,358

Total	96,812	87,641

37. GAINS (LOSSES) ON FINANCIAL ASSETS AT FVTPL

(1)	Details of gains or losses related to financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Gains (losses) on financial assets held for trading	161,851	129,972
Gains (losses) of financial assets designated at FVTPL	28,061	(6,072)

Total	189,912	123,900

(2)	Gains (losses) on financial assets held for trading are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2014	2013
Financial Assets at FVTPL	Securities	Gain on valuation	27,122	7,151
		Gain on disposals	37,158	53,783
		Loss on valuation	(19,441)	(30,369)
		Loss on disposals	(45,201)	(68,671)

		Sub-total	(362)	(38,106)

	Other financial assets	Gain on valuation	3,878	6,296
		Gain on disposals	763	812
		Loss on valuation	(4,315)	(6,612)
		Loss on disposals	(509)	(350)

		Sub-total	(183)	146

		Total	(545)	(37,960)

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	1,220,496	1,282,013
		Loss on transactions and valuation	(1,261,289)	(1,282,666)

		Sub-total	(40,793)	(653)

	Currencies derivatives	Gain on transactions and valuation	2,681,812	3,642,244
		Loss on transactions and valuation	(2,499,395)	(3,463,262)

		Sub-total	182,417	178,982

	Equity derivatives	Gain on transactions and valuation	61,840	45,758
		Loss on transactions and valuation	(40,342)	(55,718)

		Sub-total	21,498	(9,960)

	Other derivatives	Gain on transactions and valuation	50,883	18,201
		Loss on transactions and valuation	(51,609)	(18,638)

		Sub-total	(726)	(437)

		Total	162,396	167,932

	Total		161,851	129,972

(3)	Gains (losses) on financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Gain (loss) on compound financial instruments:
Gain (loss) on disposals of compound financial instruments	7,575	(7,842)
Gain (loss) on valuation of compound financial instruments	9,709	(625)

Sub-total	17,284	(8,467)

Gain (loss) on other financial instruments:
Gain (loss) on disposals of other financial instruments	(123)	265
Gain (loss) on valuation of other financial instruments	43	(920)

Sub-total	(80)	(655)

Gain on other financial instruments:
Gain on valuation of other financial instruments	10,857	3,050

Sub-total	10,857	3,050

Total	28,061	(6,072)

38. GAINS (LOSSES) ON AFS FINANCIAL ASSETS

Gains (losses) on AFS financial are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Gains on redemption of securities	90	43
Gains on transaction of securities	171,747	59,355
Impairment losses on securities	(240,761)	(144,640)

Total	(68,924)	(85,242)

39. IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment losses on loans and receivables, guarantees and loan commitment recognized for credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Provision due to credit loss	(1,116,171)	(2,199,362)
Reversal of provision on guarantee	(14,314)	(93,311)
Reversal of provision on loan commitment	33,545	15,413

Total	(1,096,940)	(2,277,260)

40. OTHER NET OPERATING INCOMES (EXPENSES)

(1)	Administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2014	2013
Employee benefits	Short term employee benefits	Salaries	1,196,332	1,186,568
		Others	360,158	346,141
	Retirement benefit service costs		121,361	122,882
	Redundancy payments		70,459	58,215

	Sub-total		1,748,310	1,713,806

Depreciation and amortization			223,899	232,737
Other administrative expenses	Rent		266,369	231,422
	Taxes and dues		101,753	113,469
	Service charges		215,448	206,314
	IT expenses		106,386	104,690
	Telephone and communication expenses		58,102	56,319
	Operating promotion expenses		44,382	44,963
	Advertising		51,944	56,269
	Printing		10,712	9,596
	Traveling expenses		7,702	6,848
	Supplies		6,908	6,806
	Insurance premium		5,899	4,428
	Reimbursement		18,937	16,568
	Maintenance		14,050	13,139
	Water, light and heating		15,163	15,039
	Vehicle maintenance		10,860	11,817
	Others		52,095	57,942

	Sub-total		986,710	955,629

	Total		2,958,919	2,902,172

(2)	Other operating incomes recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Gains on transaction of foreign exchange	1,883,808	2,572,513
Gains on disposal of loans and receivables	132,846	115,623
Gains on transactions of derivatives	84,533	11,486
Gains on fair value hedged items	23,318	127,558
Others (*)	132,666	279,785

Total	2,257,171	3,106,965

(*)	As of December 31, 2014 and 2013, 102,541 million Won and 215,845 million Won that the Group is to receive from other financial institutions are included in accordance with the agreement of financial institutions council.

(3)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Losses on transaction of foreign exchange	1,902,316	2,439,398
KDIC deposit insurance fees	259,140	236,845
Contribution to miscellaneous funds	338,386	326,626
Losses on disposal of loans and receivables	30,480	22,528
Losses related to derivatives	21,091	119,776
Losses on fair value hedged items	87,476	13,505
Others (*)	292,548	74,110

Total	2,931,437	3,232,788

(*)	As of December 31, 2014 and 2013, 218,072 million Won and 35,085 million Won which the Group is to carry out payments to other creditor financial institutions are included in accordance with the creditor financial institutions committee agreement.

41. OTHER NON-OPERATING INCOMES (EXPENSES)

(1)	Details of gain or loss on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Gain on valuation	37,427	30,182
Loss on valuation	(70,008)	(31,459)
Impairment loss	(35,399)	—

Total	(67,980)	(1,277)

(2)	Other non-operating incomes and expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Other non-operating incomes	134,355	145,131
Other non-operating expenses	(129,688)	(95,754)

Total	4,667	49,377

(3)	Other non-operating incomes recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Rental fee income	8,058	6,101
Gains on disposal of investment in joint ventures and associates	31,414	19,974
Gains on disposal of premises and equipment and other assets	1,398	9,509
Reversal of impairment loss on premises and equipment and other assets	533	46
Others	92,952	109,501

Total	134,355	145,131

(4)	Other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Depreciation on investment properties	4,016	3,573
Interest expenses of rent leasehold deposits	1,026	965
Losses on disposal of investment in joint ventures and associates	1,765	4,464
Losses on disposal of premises and equipment and other assets	1,709	681
Impairment losses on premises and equipment and other assets	2,226	1,999
Donation	52,770	52,345
Others	66,176	31,727

Total	129,688	95,754

42. INCOME TAX EXPENSE

(1)	Income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Current tax expense
Current tax expense in respect of the current year	514,819	170,478
Adjustments recognized in the current period in relation to the current tax of prior periods	(3,750)	(3,625)

Sub-total	511,069	166,853

Deferred tax expense
Deferred tax expense (benefit) relating to the origination and reversal of temporary differences	(665,974)	457,450
Deferred tax charged direct to equity	8,923	(1,647)

Sub-total	(657,051)	455,803

Income tax expense	(145,980)	622,656

Income tax expense for continuing operations	288,195	35,096
Income tax expense for discontinued operations	(434,175)	587,560

(2)	Income tax expense (benefit) can be reconciled to net income (loss) before income tax expense as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Net income (loss) before income tax expense	1,061,988	(90,779)
Income from continuing operations before income tax	834,395	287,667
Income (loss) from discontinued operations before income tax	227,593	(378,446)
Tax calculated at statutory tax rate (*1)	256,540	(22,432)
Adjustments
Effect of income that is exempt from taxation	(45,528)	(85,051)
Effect of expense that is not deductible in determining taxable profit	342,057	57,713
Effect from the recognition of loss carry-forward and net taxable differences due to investments in subsidiaries and joint ventures that has not been recognized in the previous periods	—	669,595
Net taxable differences due to investments in subsidiaries (*2)	(606,908)	—
Adjustments recognized in the current period in relation to the current tax of prior periods	(3,750)	(3,625)
Others	(88,391)	6,456

Sub-total	(402,520)	645,088

Income tax expense (benefit)	(145,980)	622,656

Income tax expense for continuing operations	288,195	35,096
Income tax expense (benefit) for discontinued operations	(434,175)	587,560
Effective tax rate
Effective tax rate for continuing operations	34.54%	12.2%
Effective tax rate for discontinued operations (*3)	—	—

(*1)	Applicable income tax rate; 1) 11% for below 200 million Won, 2) 22% for from 200 million Won to 20 billion Won, 3) 24.2% for above 20 billion Won.
(*2)	The impact of decease in the deferred tax liability, which was recognized as at the end of 2013, since the expected income tax expense derived from the spin-off of Kyongnam Bank and Kwangju Bank was exempted based on the change of Restriction of Special Tax Act in Korea effective from May 14, 2014.
(*3)	The effective tax rate is not produced due to the income tax benefit and net loss before income tax expense for the year ended December 31, 2014 and 2013, respectively.

(3)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2014
	Beginning balance (*)	Merge and Spin-off	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain (loss) on financial assets at FVTPL	232,727	—	190,183	—	422,910
Gain (loss) on available-for-sale financial assets	(76,852)	—	(6,293)	(22,411)	(105,556)
Gain (loss) on valuation using the equity method of accounting	121,906	—	(101,725)	975	21,156
Gain (loss) on valuation of derivatives	(37,264)	—	(11,174)	—	(48,438)
Accrued income	(65,697)	—	(9,397)	—	(75,094)
Provision for loan losses	(69,615)	—	10,187	—	(59,428)
Loan and receivables written off	10,195	—	(3,274)	—	6,921
Loan origination costs and fees	(71,812)	—	(16,664)	—	(88,476)
Defined benefit liability	107,498	—	24,898	19,270	151,666
Deposits with employee retirement insurance trust	(99,906)	—	(35,573)	5	(135,474)
Provision for guarantee	91,404	—	(6,874)	—	84,530
Other provision	38,795	—	(1,766)	—	37,029
Investments in joint ventures and associates	—	—	—	—	—
Others	(75,228)	(3,757)	115,766	(12,426)	24,355
Assets as held for sale / Disposal group held for distribution to owners	(542,643)	10,376	508,757	23,510	—

Net deferred tax assets	(436,492)	6,619	657,051	8,923	236,101

(*)	The beginning balance incorporates the deferred tax assets (liabilities) from subsidiaries that were reclassified into disposal group held for sale and disposal groups held for distribution to owners.

	For the year ended December 31, 2013
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Classified into disposal group held for sale	Classified into disposal group held for distribution to owners	Ending balance
Gain (loss) on financial assets at FVTPL	238,074	25,061	—	(31,882)	1,474	232,727
Gain (loss) on available-for-sale financial assets	(112,225)	10,338	3,201	45,852	(24,018)	(76,852)
Gain (loss) on valuation using the equity method of accounting	52,311	86,776	1,096	(20,651)	2,374	121,906
Gain (loss) on valuation of derivatives	(58,273)	23,495	93	(2,721)	142	(37,264)
Accrued income	(153,398)	3,784	—	22,662	61,255	(65,697)
Provision for loan losses	(7,842)	(61,499)	—	(274)	—	(69,615)
Loan and receivables written off	10,612	(85)	—	(332)	—	10,195
Loan origination costs and fees	(73,259)	(23,926)	—	16,914	8,459	(71,812)
Defined benefit liability	110,879	33,992	428	(12,949)	(24,852)	107,498
Deposits with employee retirement insurance trust	(93,912)	(44,330)	895	12,554	24,887	(99,906)
Provision for guarantee	80,149	15,232	—	—	(3,977)	91,404
Other provision	101,329	(5,749)	—	(3,867)	(52,918)	38,795
Investments in joint ventures and associates	—	(508,758)	(23,508)	(74,643)	606,909	—
Others	(73,487)	(10,134)	16,148	14,755	(22,510)	(75,228)

Net deferred tax assets	20,958	(455,803)	(1,647)	(34,582)	577,225	106,151

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Deductible temporary differences	174,200	120,120
Unused tax losses	283,523	12,562
Taxable temporary differences	(3,323,318)	(10,340,413)

Total	(2,865,595)	(10,207,731)

(5)	Deferred tax charged direct to equity is as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Loss on available-for-sale financial assets	(96,421)	(162,476)
Share of other comprehensive loss of jointly controlled entities and associates	782	(3,166)
Gain on overseas business translation	34,424	43,429
Remeasurements	37,674	25,982
Loss on valuation of cash flow hedges	—	(1,206)

Total	(23,541)	(97,437)

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Current tax assets	4,845	143,101
Current tax liabilities	298,762	9,980

(7)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Deferred tax assets	257,858	155,256
Deferred tax liabilities	21,757	49,105

Net deferred tax assets	236,101	106,151

43. EARNINGS PER SHARE (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS and number of shares):

	For the years ended December 31
	2014	2013
Net income (loss) attributable to common shareholders	1,213,980	(537,688)
Dividends to hybrid securities	(50,129)	(29,399)
Net income (loss) attributable to common shareholders	1,163,851	(567,087)
Net income from continuing operations	385,160	132,612
Net income (loss) from discontinued operations	778,691	(699,699)
Weighted average number of common shares outstanding	718 million shares	806 million shares
Basic Earnings (loss) Per Share	1,621	(704)
Basic Earnings Per Share for continuing operations	536	165
Basic Earnings (loss) Per Share for discontinued operations	1,085	(869)

Diluted EPS is equal to basic EPS because there is no dilution effect for the year ended December 31, 2014 and 2013.

44. CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follow (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013 (*)
Confirmed guarantees
Guarantee for loans	109,213	211,239
Acceptances	710,443	876,937
Letters of guarantees	126,279	173,292
Other confirmed guarantees	8,328,515	8,545,335

Total	9,274,450	9,806,803

Unconfirmed guarantees
Local letter of credit	575,919	743,134
Letter of credit	4,373,378	5,023,848
Other unconfirmed guarantees	1,590,332	1,779,210

Total	6,539,629	7,546,192

CP purchase commitments and others	2,213,840	5,447,858

(*)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

(2)	Details of loan commitments and others are as follow (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013 (*)
Loan commitments	89,637,659	90,728,033
Other commitments	4,061,230	3,146,251

(*)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.

(3)	Litigation case

1)	The Group had filed lawsuits as follows (Unit: Korean Won in millions except for number of cases):

	December 31, 2014		December 31, 2013 (*)
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases	516 cases	298 cases	337 cases	475 cases
Amount of litigation	827,222	293,527	1,346,034	841,278
Allowance for litigations		16,343		206,745

(*)	Including the amounts related to subsidiaries that are reclassified into disposal group held for sale and disposal groups held for distribution to owners.
2)	Consumer Dispute Resolution Committee in Korea advised domestic banks that they should return the mortgage placement cost which the banks had burdened to debtors when originating loans, but the banks, including Woori Bank, declined such arbitration. In respect of the case, the Group has faced 44 cases of lawsuits as of December 31, 2014, and it is expected that would follow additional lawsuits in the foreseeable future. However, the Group has determined that it is not probable that an outflow of resources due to the lawsuits, therefore it has not provided any provisions.
3)	As of December 31, 2014, the Group (Woori Bank), along with other 13 financial institutions including Seoul Guarantee Insurance, has filed a lawsuit against Samsung Group and its associates as defendant in respect of the claim of return of guaranteed fund which was related to the filing of court administration of Renault Samsung Motors. With respect to the lawsuit, on January 29, 2015, the supreme court of Korea made final judgment that the plaintiff should pay the guaranteed fund to the Group and other financial institutions. The amount that the Group is to be paid, 132,784 million Won, shall be recognized as gain in the year ended at December 31, 2015, in accordance with K-IFRS 1037 Provisions, contingent liabilities and contingent assets.

45. RELATED PARTY TRANSACTIONS

Related parties of the Group and major transactions with the related parties for the years ended December 31, 2014 and 2013 are as follows:

(1)	Related parties

Controlling party (Government related entity)	Joint ventures and associates
Korea deposit insurance corporation (KDIC)

Woori Renaissance Holdings,

Woori Blackstone Korea Opportunity Private Equity Fund I.,

Korea Credit Bureau Co., Ltd., Phoenix Digital Tech Co., Ltd.,

Korea Finance Security Co., Ltd.,

Woori Service Networks Co., Ltd., Kumho Tires Co., Ltd.,

United PF 1st Corporate Financial Stability,

Chin Hung International, Inc., Poonglim Co., Ltd.,

Ansang Tech Co., Ltd., Hana Construction Co., Ltd.,

STX Engine Co., Ltd., Samho International Co., Ltd.,

Force TEC Co., Ltd., Woori Columbus 1st Private Equity Fund,

STX Corporation, Osung LST Co., Ltd.

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	December 31, 2014	December 31, 2013
Controlling party (Government related entity)	KDIC	Loans	314	16
		Provision for credit loss	(108)	(232)
		Other assets	691,101	1,214,695
		Deposits	1,157,232	1,259,529
		Other liabilities	12,252	9,093

Joint ventures	Woori Aviva Life Insurance Co., Ltd. (*)	Loans	—	688
		Provision for credit loss	—	(4)
		Other assets	—	339
		Deposits	—	6,834
		Other liabilities	—	475

Associates	Kumho Tires Co., Ltd.	Loans	334,948	383,117
		Provision for credit loss	(2,968)	(37,807)
		Other assets	—	71,650
		Deposits	80,978	58,472
		Other liabilities	87	580

	Korea Credit Bureau Co., Ltd.	Loans	2	2
		Other assets	—	1,256
		Deposits	3,215	4,264
		Other liabilities	19	106

	Korea Finance Security Co., Ltd.	Loans	46	59
		Provision for credit loss	(1)	—
		Deposits	2,738	4,070
		Other liabilities	12	15

	Woori Service Networks Co., Ltd.	Loans	26	42
		Provision for credit loss	(1)	—
		Deposits	3,169	2,642
		Other liabilities	115	71

	United PF 1st Corporate Financial Stability	Deposits	30	38
	Woori Blackstone Korea Opportunity Private Equity Fund 1st	Other assets	626	32,198

Related party		A title of account	December 31, 2014	December 31, 2013
Associates	Woori Columbus 1st Private Equity Fund	Other assets	589	309

	DKT (*)	Loans	—	55,252
		Provision for credit loss	—	(493)
		Other assets	—	93
		Deposits	—	300
		Other liabilities	—	10

	Chin Hung International Inc.	Loans	42,929	46,122
		Provision for credit loss	(12,439)	(39,767)
		Deposits	7,615	1,073
		Other liabilities	11	1

	Poonglim Industrial Co., Ltd.	Loans	24,999	36,874
		Provision for credit loss	(3,123)	(266)
		Other assets	1	—
		Deposits	20,878	15,508
		Other liabilities	12	39

	Phoenix Digital Tech Co., Ltd.	Loans	3,768	1,213
		Provision for credit loss	(109)	(72)
		Deposits	306	495
		Other liabilities	6	11

	Ansang Tech Co., Ltd.	Loans	38	223
		Provision for credit loss	(38)	(142)
		Other assets	—	10

	Samho International Co., Ltd.	Loans	43,251	52,528
		Provision for credit loss	(8,826)	(33,656)
		Deposits	132,190	149,685
		Other liabilities	205	89

	Force TEC Co., Ltd.	Loans	24,258	46,483
		Provision for credit loss	(1,551)	(27,092)
		Deposits	139	297
		Other liabilities	11	—

	Hana Engineering & Construction Co., Ltd.	Loans	169	169
		Provision for credit loss	(169)	(169)
		Deposits	49	903

	STX Engine Co., Ltd.	Loans	163,374	104,662
		Provision for credit loss	(24,735)	(10,944)
		Other assets	27	—
		Deposits	3,701	6,023
		Other liabilities	63	114

	STX Corporation	Loans	182,195	—
		Provision for credit loss	(23,442)	—
		Deposits	25,823	—
		Other liabilities	18	—

	Osung LST Co. ,Ltd.	Loans	5,639	—
		Provision for credit loss	(561)	—
		Deposits	5,133	—
		Other liabilities	14	—

(*)	Excluded from the related party through disposal or spin-off of subsidiaries during the year ended December 31, 2014.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related party		A title of account	2014	2013
Controlling party (Government related entity)	KDIC	Interest income	26,577	41,521
		Interest expenses	17,920	14,801
		Reversal of provision for credit loss	(124)	(65)

Joint ventures	Woori Aviva Life Insurance Co., Ltd. (*)	Fees income	—	2,396
		Other income	—	3,376
		Interest expenses	—	43
		Fees expenses	—	56
		Other expenses	—	163
		Reversal of provision for credit loss	—	(5)

	Woori Renaissance Holdings	Interest expenses	—	2
		Reversal of provision for credit loss	—	(144)

	Woori New Alpha Fund (*)	Fees income	—	605

Associates	Kumho Tires Co., Ltd.	Interest income	732	1,008
		Fees income	6	6
		Interest expenses	218	408
		Impairment losses due to credit loss (Reversal of provision for credit loss)	(33,020)	1,969

	Korea Finance Security Co., Ltd.	Other income	—	55
		Interest expenses	53	99
		Fees expenses	42	—
		Impairment losses due to credit loss	3	—

	Korea Credit Bureau Co., Ltd.	Interest expenses	72	117
		Fees expenses	1,784	—
	Woori Service Networks Co., Ltd.	Other income	27	29
		Interest expenses	95	69
		Fees expenses	610	—
		Other expenses	262	282
		Impairment losses due to credit loss (Reversal of provision for credit loss)	2	(1)

	United PF 1st Corporate Financial Stability	Interest expenses	—	34

	Woori Blackstone Korea Opportunity Private Equity Fund 1st	Fees income	2,527	4,098
		Other income	—	9,111
		Other expenses	—	996

	Woori Columbus 1st Private Equity Fund	Fees income	589	—

	DKT (*)	Interest income	—	1,521
		Other income	—	3,082
		Interest expenses	—	64
		Reversal of provision for credit loss	—	(123)

			For the years ended December 31
Related party		A title of account	2014	2013
Associates	Chin Hung International Inc.	Fees income	1	1
		Interest expenses	31	98
		Impairment losses due to credit loss (Reversal of provision for credit loss)	(27,328)	9,324
	Poonglim Industrial Co., Ltd.	Interest expenses	22	75
		Impairment losses due to credit loss (Reversal of provision for credit loss)	2,857	(150)
	Phoenix Digital Tech Co., Ltd.	Interest expenses	12	11
		Impairment losses due to credit loss (Reversal of provision for credit loss)	37	(224)
	Ansang Tech Co., Ltd.	Impairment losses due to credit loss (Reversal of provision for credit loss)	(104)	142
	Samho International Co., Ltd.	Fees income	5	—
		Interest expenses	1,270	747
		Reversal of provision for credit loss	(24,793)	(10,268)
	Force TEC C Co., Ltd.	Interest expenses	3	2
		Impairment losses due to credit loss (Reversal of provision for credit loss)	(25,532)	26,273
	Hana Engineering & Construction Co., Ltd.	Reversal of provision for credit loss	—	(158)
	STX Engine Co., Ltd.	Interest income	308	—
		Fees income	81	—
		Interest expenses	48	49
		Impairment losses due to credit loss	13,787	9,946
	STX Corporation	Interest expenses	6	—
		Reversal of provision for credit loss	(146,680)	—
	Osung LST Co. ,Ltd.	Interest income	113	—
		Interest expenses	31	—
		Reversal of provision for credit loss	(4,819)	—

(*)	Excluded from the related party through disposal or spin-off of subsidiaries during the year ended December 31, 2014.

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
KDIC	1,500,386	2,000,684	Loan commitment
Kumho Tires Co., Inc.	—	208	Loan commitment in foreign currency
	18,110	18,255	Letter of credit
	—	128	Endorsed notes
	—	16,739	Commitments on loss sharing
	88,638	113,453	Loan commitment
Korea Finance Security Co., Ltd.	214	51	Loan commitment
Korea Credit Bureau Co., Ltd.	33	33	Loan commitment
Woori Service Networks Co., Ltd.	179	158	Loan commitment
Chin Hung International Inc.	40,630	40,630	Loan commitment
DKT Co., Ltd. (*)	—	17,920	Loan commitment
	—	5,662	Derivative commitment
Woori Blackstone Korea Opportunity Private Equity Fund I	—	15,565	Securities purchase contract
	—	10,000	Contribution commitment
Phoenix Digital Tech Co., Ltd.	261	3,797	Loan commitment
STX Engine Co., Ltd	81,431	21,213	Letter of credit
	4,600	38,757	Loan commitment
SamHo Co., Ltd.	2,360	1,930	Letter of credit
	27,299	—	Loan commitment
Force TEC Co., Ltd.	6,325	—	Loan commitment
STX corporation	30,062	—	Letter of credit and others
	13,009	—	Loan commitment

(*)	Excluded from the related party through disposal or spin-off of subsidiaries during the year ended December 31, 2014.

(5)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013 (*)
Short term benefits	11,542	24,378
Severance payments	464	1,627

Total	12,006	26,005

(*)	As the scope of the compensation for key management disclosure has changed, the comparative amounts are restated.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Group are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	December 31, 2014	December 31, 2013	For the year ended December 31, 2014	For the year ended December 31, 2013
Trust accounts	31,225,968	52,811,488	751,425	1,457,407

(2)	Receivables and payables from the transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Receivables
Trust fees receivables	17,956	27,120
Payables
Borrowings from trust accounts	2,949,097	3,233,699
Accrued interest expenses on borrowings from trust accounts	—	303

Total	2,949,097	3,234,002

(3)	Significant transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Revenue
Trust fees	41,829	50,847
Intermediate termination fees	—	1,603

Total	41,829	52,450

Expense
Interest expenses on borrowings from trust accounts	78,114	97,748

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts.

1)	The carrying value of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Principal guaranteed trusts
Old-age pension trusts	5,619	6,815
Personal pension trusts	528,680	565,665
Pension trusts	640,275	624,538
Retirement trusts	75,847	86,477
New personal pension trusts	8,897	10,624
New old-age pension trusts	3,859	5,360

Sub-total	1,263,177	1,299,479

Principal and fixed rate of return guaranteed trusts
Development trusts	19	19
Unspecified money trusts	857	879

Sub-total	876	898

Total	1,264,053	1,300,377

2)	As of December 31, 2014 and 2013, the amounts that the Group has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2014	December 31, 2013
Liabilities for the account (subsidy for trust account adjustment)	15	11

47.	DISPOSAL GROUP HELD FOR SALE AND NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS

(1)	Summary

In accordance with Public Funds Oversight Committee’s plan of the privitisation of Woori Finance Holdings Co., Ltd. on June 26, 2013, the Group reclassified the related assets and liabilities of Woori Investment Securities Co., Ltd, Woori Financial Co., Ltd., Woori F&I Co., Ltd., Woori Asset Management Co., Ltd., Woori Aviva Life Insurance and Woori Savings Bank into disposal group held for sale and presented the related gains or losses as net income (loss) from discontinued operations as at the end of 2013.

(2)	As of December 31, 2013, details of assets and liabilities classified as disposal group asset held for sale are as follows (Unit: Korean Won in millions):

December 31, 2013
Disposal group held for sale
Cash and cash equivalents	303,202
Financial assets at FVTPL	21,102,011
Available-for-sale financial assets	1,103,146
Held-to-maturity financial assets	3,025
Loans and receivables	11,738,411
Investments in joint ventures and associates	120,805
Investment properties	1,329
Premises and equipment	15,855
Intangible assets and goodwill	33,178
Current tax assets	17,111
Deferred tax assets	102,843
Derivative assets	11,279
Others	132,610

Total	34,684,805

Liabilities directly associated with Disposal group held for sale
Financial liabilities at FVTPL	10,028,166
Deposits due to customers	1,988,495
Borrowings	13,502,487
Debentures	4,045,486
Provisions	17,565
Provision for retirement	7,829
Current tax liabilities	8,151
Deferred tax liabilities	68,261
Derivative liabilities	2,257
Other financial liabilities	2,310,746
Other liabilities	68,183

Total	32,047,626

At the end of 2013, the Group measured fair value of the disposal group held for sale based on market approach reflecting current market values of the businesses. Total net fair value was the amount that final bid price less incidental cost for disposal, which was amounting to 3,311,175 million Won, was classified into level 1 in the fair value hierarchy.

The Group measured a disposal group as held for sale at the lower of its carrying amount and the net fair value and the impairment loss on disposal group held for sale was recognized 793,108 million Won and was included in income (loss) from discontinued operations of comprehensive income for the year ended December 31, 2013.

(3)	Details of discontinued operations are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
I. Operating income	17,616	183,197
Net interest income	237,230	637,523
Interest income	391,618	1,190,183
Interest expense	(154,388)	(552,660)
Net fees and commissions income	117,373	354,954
Fees and commissions income	152,184	439,125
Fees and commissions expense	(34,811)	(84,171)
Dividend income	24,720	26,789
Net loss on financial instruments at fair value through profit or loss	(32,104)	(114,652)
Net loss on available-for-sale financial assets	(19,146)	(262)
Impairment losses on credit loss	(23,753)	(147,924)
Other net operating expenses	(286,704)	(573,231)
II. Non-operating loss	(3,120)	(34,213)
Share of profits of joint ventures and associates	616	19,520
Other non-operating expenses	(3,736)	(53,733)
III. Net income before income tax expense	14,496	148,984
IV. Income tax expense	(117,878)	(150,633)
V. Sub-total	(103,382)	(1,649)
VI. Impairment of assets held for sale	(7,469)	(793,108)
VII. Income tax benefit for Impairment	2,020	191,970
VIII. Gain on disposal of disposal group held for sale	113,012	—
IX. Income tax expense related to the gain on disposal	(26,667)	—
X. Income from discontinued operations	(22,486)	(602,787)

(4)	Details of cash flows in discontinued operations are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Cash flows from operating activities:	326,023	(3,978,948)
Cash flows from investing activities:	(258,244)	105,717
Cash flows from financing activities:	143,289	3,906,802

(5)	During the year ended December 31, 2014, the Group disposed Woori Investment and Securities, Woori Financial, Woori F&I, Woori Asset Management, Woori Aviva Life Insurance, and Woori Savings Bank during the current year. The book values of net assets disposed are as follows (Unit: Korean Won in millions):

Book Value
Assets:
Cash and cash equivalents	560,034
Financial assets at FVTPL	21,838,589
Available-for-sale financial assets	1,588,066
Held-to-maturity financial assets	3,032
Loans and receivables	14,244,435
Investments in joint ventures and associates	127,606
Other assets	774,759

Total	39,136,521

Liabilities:
Financial liabilities at FVTPL	12,767,119
Deposits due to customers	2,011,292
Borrowings	13,346,342
Debentures	4,031,716
Other financial liabilities	3,169,551
Other liabilities	182,109

Total	35,508,129

Net-asset	3,628,392
Non-controlling interests	1,987,786
Gain on disposal of disposal group held-for-sale	113,012
Total amount of cash consideration	1,753,618
Cash and cash equivalents of the subsidiaries disposed	(560,034)
Net cash flow due to the disposal of the subsidiaries	1,193,584

48.	DISPOSAL GROUP HELD FOR DISTRIBUTION TO OWNERS AND NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS

(1)	Summary

In accordance with Public Funds Oversight Committee’s plan of the privitisation of Woori Finance Holdings Co., Ltd. on June 26, 2013, the Board of Directors of the Woori Finance Holdings Co., Ltd. approved the plan of demerger of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. on August 27, 2013. The demerger was to take place through distributing of the shares of newly established holding companies, which were receiving the shares in Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd., to the shareholders of the Woori Finance Holdings. Therefore, the Group classified the related assets and liabilities of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. into disposal group held for distribution to owners presented the related gains or losses as net income (loss) from discontinued operations as at the end of 2013. On May 1, 2014, Kyongnam Bank and Kwangju Bank were demerged in accordance with the plan.

(2)	As of December 31, 2013, details of assets and liabilities classified as disposal group held for distribution to owners are as follows (Unit: Korean Won in millions)

December 31, 2013
Disposal group held for distribution to owners
Cash and cash equivalents	691,608
Financial assets at FVTPL	654,965
Available-for-sale financial assets	3,257,957
Held-to-maturity financial assets	4,124,083
Loans and receivables	41,057,781
Investments in joint ventures and associates	28,286
Investment properties	48,566
Premises and equipment	299,828
Intangible assets and goodwill	32,828
Current tax assets	573
Deferred tax assets	40,540
Other assets	75,278

Total	50,312,293

Liabilities directly associated with disposal group held for distribution to owners
Financial liabilities at FVTPL	31,962
Deposits due to customers	36,603,292
Borrowings	4,860,597
Debentures	2,515,965
Provisions	233,831
Provision for retirement	88,854
Deferred tax liabilities	617,764
Derivative liabilities	15,920
Other financial liabilities	1,859,151
Other liabilities	55,078

Total	46,882,414

The Group measured disposal group held for distribution to owners at the lower of the its carrying value and fair value less costs for distribution. In addition, the fair value of the disposal group held for distribution to owners was measured based on both of market approach and income approach.

Fair value less cost to distribute of disposal group held for distribution to owners is amounting to 3,286,389 million Won and classified into level 3 due to the valuation technique(s) used when measuring the fair value and the inputs used in the valuation technique that were not observable in the market. The impairment loss on disposal group held for distribution to owners is recognized 40,658 million Won within the net income (loss) from the discontinued operations for the year ended December 31, 2013.

A description of valuation techniques used for fair value measurement of disposal group held for distribution to owners and significant unobservable input variables are as follows.

The Group considered both of market approach and income approach for the measurement of the fair value of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. which were classified to disposal group held for distribution to owners. Under the income approach, the discount cash flow method was applied and the present value of projected cash flows for next 5 years and further periods, which were prepared based on the assumptions incorporating the expected long-term growth rate for banking industry and inflation rates, was calculated by applying the discount rates which represented the appropriate costs of capital for Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd.. Meanwhile, under market approach, the market multiples that were reflecting the market values of companies similar to Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. were considered (Comparable companies analysis). To measure the fair value of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. the both methods were used comprehensively.

The key assumptions used under the income approach are given as follows:

	Kwangju Bank	Kyongnam Bank
Projected period of cash flow (*1)	5 years	5 years
Perpetual growth rate	2.5%	2.5%
Discount rate (*2)	12.1%	12.1%

(*1)	The cash flow projections for Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. are based on various factors, such as historical financial information, market outlooks, long-term market growth rate, interest rates, and inflation rates, also incorporating management’s latest budget and future operating plans.
(*2)	The discount rates used to discount the cash flows is based on the cost of capital assigned to Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. which are derived using a Capital Asset Pricing Model (“CAPM”). The CAPM depends on inputs, such as risk-free rate and market risk premium to reflect the inherent systematic risk of the business being evaluated.

(3)	Details of discontinued operations are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
I. Operating income	108,896	320,297
Net interest income	348,396	1,085,595
Interest income	683,075	2,154,318
Interest expense	(334,679)	(1,068,723)
Net fees and commissions income	53,182	150,739
Fees and commissions income	77,030	225,422
Fees and commissions expense	(23,848)	(74,683)
Dividend income	13,595	37,064
Net gain on financial instruments at fair value through profit or loss	22,119	93,595
Net loss on available-for-sale financial assets	(5,569)	(10,225)
Impairment losses on credit loss	(81,459)	(281,205)
Other net operating expenses	(241,368)	(755,266)
II. Non-operating loss	(1,342)	(13,961)
Share of profits of joint ventures and associates	—	2,274
Other non-operating expenses	(1,342)	(16,235)
III. Net income before income tax expense	107,554	306,336
IV. Income tax expense	576,701	(638,736)
V. Sub-total	684,255	(332,400)
VI. Impairment of assets held for sale	—	(40,658)
VII. Income tax benefit for Impairment	—	9,839
VIII. Income from discontinued operations	684,255	(363,219)

(4)	Details of cash flows in discontinued operations are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2014	2013
Cash flows from operating activities:	457,097	703,794
Cash flows from investing activities:	300,385	(160,948)
Cash flows from financing activities:	(754,823)	(760,591)

(5)	During the year ended December 31, 2014, the spin-off of Kyongnam Bank and Kwangju Bank was completed, and the book values of net assets that were transferred due to the spin-off are as follows (Unit: Korean Won in millions):

Book Value
Assets:
Cash and cash equivalents	792,949
Financial assets at FVTPL	835,053
Available-for-sale financial assets	3,140,294
Held-to-maturity financial assets	3,968,947
Loans and receivables	41,459,234
Other assets	583,663

Total	50,780,140

Liabilities:
Financial liabilities at FVTPL	34,645
Deposits due to customers	38,152,435
Borrowings	4,628,746
Debentures	2,078,716
Provisions	183,096
Other liabilities	2,350,516

Total	47,428,154

Book value of Net assets	3,351,986
Changes due to the Spin-off
Controlling interests	3,065,422
Non-controlling interests	286,564

49.	PROMOTING PRIVATIZATION PLAN

Pursuant to the privitisation plan of Woori Finance Holdings Co., Ltd., which was decided at the Public Fund Oversight Committee (the “PFOC”) on June 26, 2013, the Group has disposed its subsidiaries. Kwangju Bank and Kyongnam Bank were demerged as of May 1, 2014, and from March 2014 to June 2014, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Savings Bank, Woori Asset Management, Woori Financial and Woori F&I were disposed in due order.

In respect of the final phase of the privitisation which is with respect to the privitisation of Woori Bank, PFOC announced the plan that comprised the merger between Woori Finance Holdings Co., Ltd and Woori Bank and the respective disposal of controlling interests (30% of ownership) and non-controlling interests (26.97% of ownership) of Woori Bank after listing of its shares on the stock exchange newly. Pursuant to the plan, the Bank merged with the Holding Company as of November 1, 2014, and completed its listing on Korean Stock Exchange on November 19, 2014.

On November 28, 2014, KDIC commenced the auction procedure for the disposal of controlling interests and non-controlling interests of the Bank. There was successful bid only for the non-controlling interests, consequently KDIC’s ownership of the Bank decreased from 56.97% to 51.04%. It is expected that PFOC will be announcing the amended privitisation plan for Woori Bank in future.

50.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT PLAN

(1)	Since December 30, 2000, the Bank and the KDIC have entered into an agreement to implement management plans. Under the agreements, the Bank is obligated to improve its respective financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative ratio, non-performing loan rate and adjusted operating income per person. If the Bank fails to make improvements, the KDIC can enforce the Bank to increase or decrease its capital, pursue mergers, transfer of loans and deposits, or close or sell parts of its business operations.

(2)	In addition, on July 2, 2001, in order to establish efficient integrated structure of the Bank, the Bank and the KDIC have entered into an agreement to implement management plans, which incorporate establishment of corporate governance and business management system, improvement of short-term operational performance, strengthening the Bank’s competitiveness and pursuance of privitisation plan, meeting the financial ratio objectives, and penalties in case the Bank not meeting such management plans.

51.	BUSINESS COMBINATION

The major business acquisitions have occurred during the year ended at December 31, 2014, are as follows:

1)	Merger between Woori Finance Holdings and the Bank

On November 1, 2014, the Bank (acquirer) merged with Woori Finance Holdings (acquiree) based on the resolution of the board of directors on July 28, 2014, and the Bank became the existing entity and Woori Finance Holdings was dissolved. The merger ratio was 1:1.0000000, and the shareholders of Woori Finance Holdings received one common share of the Bank per one common share of the company as compensation.

Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares.

Since the merger meets the definition of ‘business combination under common control’, the Bank recognized the transferred assets and liabilities of Woori Finance Holdings at the book values as previously recognized on the consolidated financial statements, and did not recognize any goodwill.

Details of the merger are described as follows:

Type	Merger
Companies involved in merger	Woori Bank (existing entity)
Woori Finance Holdings Co., Ltd. (non-existing entity)
New shares acquired due to merger	676,278,371 shares of common stock
Schedule	Date of merger:	November 1, 2014
	Date of registration of merger:	November 3, 2014
	Date for distribution of stocks :	November 18, 2014
	Date for listing of stocks :	November 19, 2014

2)	Acquisition of Saudara Bank

On December 30, 2014, Indonesia Woori Bank, which was a consolidated subsidiary of the Bank, merged with Saudara Bank in accordance with the resolution of the shareholders’ meeting on November 7, 2014, and the bank changed its name into Indonesia Woori Saudara Bank.

i.	Summary of the acquiree

The Group acquired 33% ownership of Saudara Bank, which was a listed company in Indonesia, on January 28, 2014. Through the merger between Indonesia Woori Bank and Saudara Bank on December 30, 2014, the Group consolidated the bank and the ownership ratio after the merger became 74%. From the legal perspective, Saudara Bank was deemed as the existing entity; however, the transaction was accounted using the acquisition method under K-IFRS 1103 Business Combination as it was deemed that Indonesia Woori Bank was the acquirer from the accounting perspective.

The Group promoted such transaction for the purpose of enhancing its retail operation in Indonesia.

ii.	Merger ratio

	Acquirer	Acquiree
Entity	Indonesia Woori Bank	Saudara Bank
Merger ratio	1	1,702,921.2

iii.	Acquisition method (Unit: Korean Won in million)

Amount
I. Consideration
Fair value of the ownership interest held prior to the acquisition (*1)	65,667
Fair value of additional consideration given (*2)	38,551
Fair value of non-controlling interest of Woori Indonesia Bank	52,609

Total amount of consideration	156,827

II. Identifiable assets and liabilities
Cash and Cash equivalents	81,100
Available for sale financial assets	22,074
Financial assets held to maturity	15,473
Loan and receivables	639,222
Property and equipment	23,882
Intangible assets	25,719
Other assets	34,238

Sub-total	841,708

Deposits	714,989
Borrowings	12,082
Debentures	29,425
Deferred tax liabilities	3,757
Other liabilities	12,872

Sub-total	773,125

Fair value of identifiable net asset	68,583

III. Non-controlling interest of Saudara Bank	17,816
IV. Goodwill(*3)	106,060

(*1)	Right before the business combination, the 33% ownership interest in Saudara Bank, which was held by the Bank and Indonesia Woori Bank, was remeasured at its fair value on December 30, 2014. The Group recognized loss on disposal of investment in associate, amounted to 1,237 million Won, as a result.
(*2)	The Bank acquired additional shares of Saudara Bank, 373,954,147 shares, due to the claims for stock repurchase from the shareholders of the bank who was opposing to the merger.
(*3)	Goodwill was recognized on the rationale that the competitiveness of the Group will be reinforced through the acquisition of local operation network in Indonesia.

iv.	Expenses from acquisition

The Group recognized the expenses amounting to 1,446 million Won, such as legal fee, which occurred in conjunction with the business combination as fees and commissions expense on the consolidated statements of comprehensive income.